| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY):<br>06/27/19 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540



3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540



7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 27, 2019

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary



Subscribed and sworn before me this 27th day of June, 2019

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

MIAX Options

RECEIVED
2019 JUL -1 PM 2:38
SEC / TM

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

June 27, 2019

SEC Mail Processing
JUN 28 2019
Washington, DC

**VIA FEDERAL EXPRESS**

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2019-7 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(b) are an original and two copies of Amendment 2019-7 to the Form 1 Application of MIAX, which includes the following changes:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
# (“MIAX”)

**Form 1 Amendment 2019-7**
***Annual Filing***

**June 27, 2019**

| | |
|---|---|
| **EXHIBIT D** | Financial statements for each subsidiary or affiliate of the exchange. |
| **EXHIBIT I** | Audited financial statements of the applicant for the latest fiscal year. |
| **EXHIBIT K** | Shareholders owning 5% or more of the applicant. |
| **EXHIBIT M** | List of members of the exchange. |
| **EXHIBIT N** | Schedule of securities listed or traded pursuant to unlisted trading privileges on the exchange. |

Exhibit D

# EXHIBIT D

**Exhibit Request:**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

**Response:**

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2018 are attached.

2. Audited unconsolidated financial statements of MIAX PEARL, LLC as of December 31, 2018 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC, as of December 31, 2018 are attached.

4. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2018 are attached.

5. Miami International Futures Exchange, LLC and MIAX Global, LLC are not yet active and financial statements are not available for these companies.

# MIAMI INTERNATIONAL HOLDINGS, INC.

## Financial Statements
## December 31, 2018 and 2017

## (Unaudited)

**MIAMI INTERNATIONAL HOLDINGS, INC.**
**UNCONSOLIDATED BALANCE SHEETS**
**(UNAUDITED)**

| | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 5,705,721 | $ 5,111,469 |
| Restricted cash | 400,017 | 400,017 |
| Prepaid and other current assets | 1,785,864 | 1,745,955 |
| Total current assets | 7,891,602 | 7,257,441 |
| Fixed assets, net of depreciation and amortization | 4,292,457 | 4,396,129 |
| Other assets | 907,663 | 769,449 |
| Due from subsidiaries (to Miami International Holdings, Inc.) | 333,988,311 | 322,041,779 |
| Total assets | $ 347,080,033 | $ 334,464,798 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and other liabilities | $ 3,110,352 | $ 2,348,810 |
| Accrued compensation payable | 2,480,462 | 2,045,387 |
| Current debt | 11,678,761 | 5,684,886 |
| Total current liabilities | 17,269,575 | 10,079,083 |
| Long term debt | 29,714,139 | 33,031,788 |
| Warrants with puttable shares (Cash obligation December 31, 2018 and 2017, $0) | 134,751,201 | 31,900,901 |
| Total liabilities | 181,734,915 | 75,011,772 |
| SHAREHOLDERS' EQUITY | | |
| Preferred stock - par value $0.001 (25,000,000 authorized; 436,000 Series B issued and outstanding at December 31, 2018 and 6,000 Series B issued and outstanding at December 31, 2017) | 436 | 6 |
| Common stock - voting and nonvoting, par value $0.001 (600,000,000 authorized (voting 400,000,000, nonvoting 200,000,000); 66,749,702 issued and outstanding at December 31, 2018 (voting 61,990,581, nonvoting 4,759,121) and 62,758,799 issued and outstanding at December 31, 2017 (voting 59,044,678, nonvoting 3,714,121) | 66,750 | 62,759 |
| Additional paid in capital in excess of par | 362,145,185 | 425,911,314 |
| Accumulated deficit | (196,867,253) | (166,521,053) |
| Total shareholders' equity | 165,345,118 | 259,453,026 |
| Total liabilities and shareholders' equity | $ 347,080,033 | $ 334,464,798 |

**MIAMI INTERNATIONAL HOLDINGS, INC.**
**UNCONSOLIDATED STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| | Years Ended December 31, | |
|---|---|---|
| | **2018** | **2017** |
| REVENUES | | |
| Other revenue | $ 3,139 | $ - |
| Total revenues | 3,139 | - |
| OPERATING EXPENSES | | |
| Employee compensation and benefits | 9,275,266 | 5,286,593 |
| Information technology and communication costs | 26,263 | 10,751 |
| Depreciation and amortization | 1,327,689 | 1,299,677 |
| Occupancy costs | 536,709 | 378,258 |
| Professional services | 4,337,906 | 2,166,597 |
| Financial and banking consulting services | 1,621,392 | 1,571,491 |
| Trading operations costs | 10,055 | - |
| Share based compensation to third parties | 809,287 | 502,835 |
| Directors' fees | 515,837 | 386,888 |
| Other | 1,118,647 | 808,348 |
| Total operating expenses | 19,579,051 | 12,411,438 |
| OPERATING LOSS | (19,575,912) | (12,411,438) |
| Interest expense | (6,050,696) | (5,196,973) |
| Amortization of debt discount and beneficial conversion feature | (661,504) | (485,281) |
| Financing related costs | (4,058,088) | (2,765,672) |
| Gain on sale of State NOL | - | 7,561,527 |
| NET LOSS | $ (30,346,200) | $ (13,297,837) |

**MIAMI INTERNATIONAL HOLDINGS, INC.**
**UNCONSOLIDATED STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| | Years Ended December 31, | |
|---|---|---|
| | **2018** | **2017** |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (30,346,200) | $ (13,297,837) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | |
| Amortization of debt discount | 437,007 | 400,649 |
| Amortization of beneficial conversion | 224,497 | 84,632 |
| Debt conversion expense | 155,994 | - |
| Deferred interest | 141,961 | 2,707,643 |
| Depreciation expense | 1,327,689 | 1,299,677 |
| Share based compensation expense | 3,933,068 | 2,962,574 |
| Changes in operating assets and liabilities | | |
| Share based compensation expense allocated to subsidiaries | 16,937,319 | 26,668,961 |
| Prepaid and other current assets | (39,909) | 37,591 |
| Other assets | (138,214) | (242,299) |
| Accounts payable and other liabilities | 761,542 | (128,041) |
| Accrued compensation payable | 435,075 | 600,221 |
| Net cash provided by (used in) operating activities | (6,170,171) | 21,093,771 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | (670,421) | 218,960 |
| Net cash provided by (used in) investing activities | (670,421) | 218,960 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from debt | 12,558,578 | 1,139,702 |
| Repayments of term debt | (64,702) | (2,167,865) |
| Proceeds from purchase of warrants and warrant extension | - | 2,515,811 |
| Proceeds from issuance of Series B Preferred stock | 530,000 | - |
| Proceeds from issuance of common stock | 6,357,500 | 3,079,087 |
| Due from subsidiaries (to Miami International Holdings, Inc.) | (11,946,532) | (20,775,010) |
| Net cash provided by (used in) financing activities | 7,434,844 | (16,208,275) |
| Increase (decrease) in cash and cash equivalents | 594,252 | 5,104,456 |
| Cash and cash equivalents at beginning of year | 5,111,469 | 7,013 |
| Cash and cash equivalents at end of year | $ 5,705,721 | $ 5,111,469 |
| Cash paid during the year for interest | $ 5,521,114 | $ 2,154,801 |
| Non-cash investing activities | | |
| No Non-cash amount related to capitalized internally developed software | $ 23,828 | $ - |
| Total non-cash investing activities | $ 23,828 | $ - |
| Conversion of short term loan to common stock | $ 10,001,520 | $ - |

**MIAMI INTERNATIONAL HOLDINGS, INC.**
**UNCONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**December 31, 2018 and 2017**
**(UNAUDITED)**

| | Preferred Stock - Series B | | Common Stock - Voting and Nonvoting | | Additional Paid in | Accumulated | Total Shareholders |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity (Deficit) |
| **Balance, December 31, 2016** | 6,000 | 6 | 61,953,104 | 61,953 | 392,910,230 | (153,223,215) | 239,748,974 |
| Issuance of common stock | - | - | 300,000 | 300 | 1,779,456 | - | 1,779,756 |
| Issuance of warrant extensions | - | - | - | - | 2,515,811 | - | 2,515,811 |
| Issuance of warrants with common stock | - | - | - | - | 20,244 | - | 20,244 |
| Issuance of common stock - warrant exercises | - | - | 319,772 | 320 | 1,278,767 | - | 1,279,087 |
| Issuance of common stock - debt | - | - | 77,590 | 78 | 516,767 | - | 516,845 |
| Issuance of warrants with debt amendments | - | - | - | - | 96,291 | - | 96,291 |
| Warrants with puttable shares | - | - | - | - | (2,795,831) | - | (2,795,831) |
| Share based compensation - issuance of common stock net of forfeitures for employees and consultants | - | - | 108,333 | 108 | 3,179,704 | - | 3,179,812 |
| Share based compensation - issuance of warrants - common stock | - | - | - | - | 320,451 | - | 320,451 |
| Share based compensation - issuance of warrants - strategic investors | - | - | - | - | 20,176,291 | - | 20,176,291 |
| Share based compensation - issuance of options net of forfetiures | - | - | - | - | 5,913,133 | - | 5,913,133 |
| Net loss | | | | | | (13,297,838) | (13,297,838) |
| **Balance, December 31, 2017** | 6,000 | $ 6 | 62,758,799 | $ 62,759 | $ 425,911,314 | $ (166,521,053) | $ 259,453,026 |
| Issuance of common stock | - | - | 910,741 | 911 | 5,742,903 | - | 5,743,814 |
| Issuance of warrants with common stock | - | - | - | - | 276,186 | - | 276,186 |
| Issuance of common stock - warrant exercises | - | - | 434,025 | 434 | 337,066 | - | 337,500 |
| Issuance of common stock - debt conversions | | | 1,554,428 | 1,554 | 9,999,966 | - | 10,001,520 |
| Issuance of common stock - debt | - | - | 46,709 | 47 | 309,459 | - | 309,506 |
| Issuance of warrants with debt or debt amendments | - | - | - | - | 285,424 | - | 285,424 |
| Beneficial conversion feature | - | - | - | - | 430,935 | - | 430,935 |
| Debt conversion expense | - | - | - | - | 155,994 | - | 155,994 |
| Warrants with puttable shares | - | - | - | - | (102,850,300) | - | (102,850,300) |
| Employee stock transactions | 430,000 | 430 | - | - | 529,570 | - | 530,000 |
| Share based compensation - issuance of common stock net of forfeitures for employees and consultants | - | - | 1,045,000 | 1,045 | 3,884,874 | - | 3,885,919 |
| Share based compensation - issuance of warrants - common stock | - | - | - | - | 491,078 | - | 491,078 |
| Share based compensation - issuance of warrants - strategic investors | - | - | - | - | 9,400,163 | - | 9,400,163 |
| Share based compensation - issuance of options net of forfetiures | - | - | - | - | 7,240,553 | - | 7,240,553 |
| Net loss | | | | | | (30,346,200) | (30,346,200) |
| **Balance, December 31, 2018** | 436,000 | $ 436 | 66,749,702 | $ 66,750 | $ 362,145,185 | $ (196,867,253) | $ 165,345,118 |

Financial Statements and Report of
Independent Certified Public Accountants

# MIAX PEARL, LLC

December 31, 2018 and 2017

# MIAX PEARL, LLC

## TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
**MIAX PEARL, LLC**

We have audited the accompanying financial statements of MIAX PEARL, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

## Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX PEARL, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 26, 2019

**MIAX PEARL, LLC**
**Balance Sheets**
**December 31, 2018 and 2017**

| | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 35,307 | $ 139,205 |
| Accounts receivable | 868,572 | 186,623 |
| Prepaid and other current assets | 915,263 | 1,272,950 |
| Total current assets | 1,819,142 | 1,598,778 |
| Fixed assets, net of depreciation and amortization | 2,236,962 | 5,448,047 |
| Internally developed software, net of amortization | 3,932,280 | 4,576,990 |
| Other assets | 1,654,265 | 2,758,964 |
| Total assets | $ 9,642,649 | $ 14,382,779 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and other liabilities | $ 1,060,285 | $ 1,590,472 |
| Accrued compensation payable | 1,190,721 | 1,724,901 |
| Current debt | 639,901 | 1,071,971 |
| Deferred transaction revenues | 432,741 | - |
| Total current liabilities | 3,323,648 | 4,387,344 |
| Due to Miami International Holdings, Inc. | 64,618,868 | 45,398,069 |
| Long term debt | 389,487 | 855,889 |
| Total liabilities | 68,332,003 | 50,641,302 |
| Commitments and Contingencies (Note 5) | | |
| DEFICIT IN MEMBER'S EQUITY | | |
| Accumulated losses | (58,689,354) | (36,258,523) |
| Total member's deficit | (58,689,354) | (36,258,523) |
| Total liabilities and deficit in member's equity | $ 9,642,649 | $ 14,382,779 |

*The accompanying notes are an integral part of these financial statements.*

# MIAX PEARL, LLC
## Statements of Operations and Member's Deficit
**December 31, 2018 and 2017**

| | Year Ended December 31, 2018 | Year Ended December 31, 2017 |
|---|---|---|
| REVENUES | | |
| Transaction fees | $ 109,553,554 | $ 19,263,286 |
| Access fees | 3,568,785 | 1,992,691 |
| Regulatory fees | 7,176,912 | 3,459,167 |
| Market data fees | 3,255,005 | 177,896 |
| Other revenue | 76,333 | - |
| Total revenues | 123,630,589 | 24,893,040 |
| COST OF REVENUES | | |
| Transaction rebates | (114,680,701) | (19,123,738) |
| NET REVENUES | 8,949,888 | 5,769,302 |
| OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT | | |
| Employee compensation and benefits | 8,545,540 | 11,892,727 |
| Information technology and communication costs | 3,698,440 | 4,243,783 |
| Depreciation and amortization | 4,783,245 | 4,173,234 |
| Occupancy costs | 581,783 | 722,287 |
| Professional services | 188,548 | 71,648 |
| Regulatory services fees | 879,812 | 875,546 |
| Financial and banking consulting services | 478,695 | 119,626 |
| Trading operations costs | 5,788,535 | 1,009,191 |
| Share based compensation to third parties | 41,671 | 13,929 |
| Directors' fees | 482,511 | 406,419 |
| Other | 799,287 | 1,100,518 |
| Total operating expenses | 26,268,067 | 24,628,908 |
| OPERATING LOSS | (17,318,179) | (18,859,606) |
| Interest expense | (140,507) | (279,777) |
| Financing related costs | (4,972,145) | - |
| NET LOSS | (22,430,831) | (19,139,383) |
| Member's deficit at beginning of year | (36,258,523) | (17,119,140) |
| Member's deficit at end of year | $ (58,689,354) | $ (36,258,523) |

*The accompanying notes are an integral part of these financial statements.*

# MIAX PEARL, LLC
## Statements of Cash Flows
**December 31, 2018 and 2017**

| | Years Ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (22,430,831) | $ (19,139,383) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation and amortization | 4,783,245 | 4,173,234 |
| Changes in operating assets and liabilities | | |
| Accounts receivable | (681,949) | (186,623) |
| Prepaid and other current assets | 357,687 | (276,255) |
| Other assets | 825,068 | (2,671,222) |
| Accounts payable and other liabilities | (530,186) | 472,008 |
| Accrued compensation payable | (534,181) | 768,970 |
| Deferred transaction revenue | 432,741 | - |
| Net cash used in operating activities | (17,778,406) | (16,859,271) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | (570,941) | (2,500,897) |
| Net cash used in investing activities | (570,941) | (2,500,897) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from debt | 109,758 | 138,292 |
| Repayments of term debt | (1,085,108) | (1,919,190) |
| Due to Miami International Holdings, Inc. | 19,220,799 | 16,280,271 |
| Net cash provided by financing activities | 18,245,449 | 14,499,373 |
| Increase (decrease) in cash and cash equivalents | (103,898) | (4,860,795) |
| Cash and cash equivalents at beginning of year | 139,205 | 5,000,000 |
| Cash and cash equivalents at end of year | $ 35,307 | $ 139,205 |
| Cash paid during the year for interest | $ 140,507 | $ 279,777 |
| Non-cash investing activities | | |
| Assets acquired under capital leases | $ 76,878 | $ 847,771 |
| Non-cash amount related to capitalized internally developed software | 26,471 | 206,189 |
| Total non-cash investing activities | $ 103,349 | $ 1,053,960 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND OPERATIONS

MIAX PEARL, LLC ("PEARL" or the "Company") was formed in the State of Delaware on February 11, 2016 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of Miami International Securities Exchange, LLC ("MIAX"), Miami International Technologies, LLC ("MIAX Technologies"), Miami International Futures Exchange, LLC ("MIAX Futures") and MIAX Global, LLC, which was formed on June 30, 2015. MIAX provides a marketplace and facilities for the trading of options products for its members and employs a pro-rata market model. Emerald, a third equity options exchange which launched on March 1, 2019 is a hybrid of the first two exchanges, with a pro-rata market model similar to that of MIAX, combined with maker-taker pricing which is offered by PEARL. MIAX Futures intends to provide a marketplace and facilities for the trading of futures products for its members, but is currently inactive. MIAX Technologies will sell or license trading technology.

On December 13, 2016, the Company received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on February 6, 2017.

Due to the fact that the Company has incurred a cumulative loss of approximately $59 million from February 27, 2008 (date of inception) to December 31, 2018, substantial doubt was raised in the past about the Company's ability to continue as a going concern. These periodic shortfalls were covered through capital raises and short-term borrowing but the Company's continuation as a going concern was dependent on its ability to obtain this additional financing.

In an effort to address the conditions and events that gave rise to this situation, management implemented a plan that included a refinancing with its current lender which has provided a substantial cash surplus for the next 12-24 month period. This new loan agreement for $77 million (of which approximately $43 million was utilized to repay the outstanding debt with the same lender), is described in more detail in Note 12. To further ensure that the three exchange subsidiaries adequately fund their operations and fulfill their obligations, the parent company, MIH has executed separate funding agreements with MIAX, PEARL and Emerald which provide for seed capital and guarantee ongoing financial support.

Based on the developments outlined above which have substantially enhanced the Company's cash position as well as the projected results for the next twelve months, management has concluded that there is sufficient liquidity to mitigate the risk that the Company can continue as a going concern. This is based on the following:

- Strong cash position which will provide a cushion in the event that actual results fall short of projections.
- Continued revenue and market share growth.
- Expansion to a business model that includes diversified revenue streams.
- Availability of additional funding from the current lender as well as an equipment financing option to build the equities exchange.

In the event that these steps are not effective and there is a liquidity shortfall, management has other contingency plans and options that are available that would include reducing costs, raising additional capital or expanding current refinancing. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. As of December 31, 2018 and 2017 cash and cash equivalents were held at major financial institutions. Cash and cash equivalents approximate fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

### Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

### Accounts Receivable

Accounts receivable consists primarily of transaction, access and regulatory fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through the Options Clearing Corporation ("OCC") and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

### Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

**Computer Software Developed or Obtained for Internal Use**

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

**Other Assets**

Other assets are comprised of the cost of various trade memberships and deferred charges.

**Due to Miami International Holdings, Inc.**

The majority of all of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company, MIAX and EMERALD. The Company's allocated portion of cost are included in the accompanying statements of operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and EMERALD, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

**Revenue Recognition**

The Company's revenue recognition policies comply with ASC 605, Revenue Recognition ("ASC 605"). Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. Revenue recognition policies for specific sources of revenue are discussed below:

*Transaction Fees*: Transaction fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by PEARL. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts.

Rebates paid for certain customer transactions are recorded separately as a cost of revenue. In the event that member firms prepay for transaction fees, revenue is recognized as transaction fees are incurred.

*Access Fees*: Access fees represent fees assessed to PEARL members for their connections to the PEARL servers. These fees are recognized during the period the service is provided.

*Market Data Fees*: Market data revenue is comprised of distributions from PEARL's participation in OPRA and is distributed based upon each individual exchange's market share of total options contracts cleared by the OCC.

*Regulatory Fees*: Regulatory fees include the Options Regulatory Fee ("ORF") and Section 31 fees. ORF is based on the number of customer contracts, as reported by OCC, executed or cleared by PEARL members on all US options exchanges and is recognized on a trade date basis. Section 31 fees of $3,030,394 are also included in regulatory fees and are charged to MIAX PEARL members. Section 31 fees are used to offset similar fees charged to PEARL by the SEC which are included in trading operations costs.

*Deferred Transaction Revenue*: The Company has classified amounts totaling $432,741 representing prepaid PEARL fees (see Note 7 – Equity Rights Offering IV) as deferred revenue at December 31, 2018. Deferred revenue is amortized to income over the applicable future periods as transaction fees are earned.

**Income Taxes**

PEARL is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in PEARL's financial statements.

**Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its financial statements but does not expect it to have a material impact, if any.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors).

The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2019, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements.

## 3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

| | 2018 | 2017 |
|---|---|---|
| Furniture and equipment | $ 9,996,454 | $ 9,595,262 |
| Software | 208,440 | 187,154 |
| | 10,204,894 | 9,782,416 |
| Less - accumulated depreciation and amortization | 8,276,225 | 4,973,942 |
| | 1,928,669 | 4,808,474 |
| Capitalized internally developed software in-progress | 308,293 | 639,573 |
| | $ 2,236,962 | $ 5,448,047 |

Depreciation expense for the years ended December 31, 2018 and 2017 was $3,581,915 and $2,970,969, respectively. Substantially all of the assets are pledged as described in Note 6.

## 4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $3,932,280 and $4,576,990 of development costs, net of amortization as of December 31, 2018 and 2017, respectively. Amortization expense of $1,201,330 and $1,008,937 were recorded in 2018 and 2017, respectively.

Future amortization of internally developed software is as follows:

| Years Ending December 31, | |
|---|---|
| 2019 | $ 1,230,575 |
| 2020 | 1,230,575 |
| 2021 | 1,220,247 |
| 2022 | 221,637 |
| 2023 | 29,245 |
| | $ 3,932,280 |

## 5. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 30,761 square feet (the "Princeton Premises") and continue through May 31, 2020.

In April 2017, the Parent entered into an amendment for the lease for the Princeton Premises for an additional 18,550 square feet of office space for a term commencing on May 1, 2017 through March 31, 2026. The additional space will allow for the expansion of business activities.

In April 2017, the Parent additionally entered into a sublease for approximately 7,000 square feet used as a gym space in the same building as the Princeton Premises ("Fitness Center"). The lease term for the Fitness Center commenced on May 1, 2017 and continues through March 31, 2022.

### Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC, (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIH") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH engaged outside counsel Fish & Richardson LLP and Reed Smith LLP to represent it in this action.

On December 4, 2017, MIH filed a motion to dismiss the claims against it. Nasdaq responded with an opposition to MIH's motion on January 15, 2018. MIH filed its reply in support of the motion to dismiss on January 29, 2018. The Court then set a hearing on the motion to dismiss for April 17, 2018, and also directed that the parties engage in a settlement conference at that time. Subsequently, counsel for Nasdaq filed a motion to disqualify Fish & Richardson as counsel for the Company and the motion to dismiss has been postponed until after the Court decides this issue. MIH intends to continue to defend itself vigorously in this matter.

In September, 2018 Nasdaq's motion to disqualify Fish & Richardson as counsel for the trade secrets and claims related to 3 of the patents was granted. The Parent's appeal of this disqualification was denied in November, 2018. In March and April, 2018 the Parent filed seven petitions for Covered Business Method Review ("CMBR") before the Patent Trial and Appeal Board at the United States Patent and Trademark Office ("USPTO") Each petition seeks a determination that the subject patent is invalid under the current law. Final ruling on these petitions is expected in October and November of 2019. In the interim, Nasdaq withdrew its claims on one of the seven patents, leaving the remaining six to be evaluated by USPTO. On December, 3, 2018 the Parent motion to stay the entire litigation pending the outcome at the USPTO was granted in full.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

**Employees and Directors**

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

## 6. DEBT OBLIGATIONS

In June 2016, the Parent entered into a loan agreement with a lender to borrow $30 million with a 5-year maturity at an interest rate that is 12.5% above LIBOR, which is set at a minimum of 1%. The initial rate of 13.5% was evaluated on a quarterly basis and adjusted for fluctuations in the LIBOR rate. In conjunction with the loan, the lender was granted a first priority lien against all of the assets of the Company. These assets include deposit accounts, documents, equipment, fixtures and improvements, general intangibles and intellectual property.

On December 31, 2018 the Parent borrowed an additional $5 million from the lender and at the same time negotiated a postponement of the first scheduled semi-annual principal repayment of $6 million, which was also due on that date.

The allocated debt obligations of the Company at December 31, 2018 and 2017 were $109,758 and $138,292 which represented the remaining balance of a financing arrangement for annual insurance premiums and are include in Current Debt.

**Lease Agreements**

In January 2016 the Parent entered into two additional leases with an existing vendor and leased equipments valued at $1.5 million for a 24-month term. Both leases carry an interest rate of 15% and were accounted for as capital leases. Both leases were allocated in their entirety to the Company.

In November 2017, the Parent entered into two additional subleases with the same vendor and leased equipment valued at $2,284,718 for a 36-month term. Both subleases carry an interest rate of 9.57% and were accounted for as capital leases. The Company was allocated $847,771 of this equipment lease.

In June 2018, the Parent entered into an additional sublease with the same vendor and leased equipment valued at $2,117,897 for a 36-month term. In July 2018, the Parent entered into another sublease with the vendor and leased equipment valued at $140,789 for a 36-month term. Both subleases carry an interest rate of 9.7% and were accounted for as capital leases. The Company was allocated $76,878 of these equipment leases.

In April 2016, the Parent entered into an equipment lease with one of its vendors for equipment valued at $2,356,524 for a 24-month term. The lease carries an interest rate of 12%. The Company was allocated $1,674,263 of this equipment lease. That same month the Parent entered into another equipment lease with a leasing company for equipment valued at $1,160,191 for a 48-month term at an interest rate of 14.74%. The Company was allocated $877,443 of this equipment lease. Both leases were accounted for as capital leases.

Allocated obligations under all capital leases at December 31, 2018 and 2017 were $919,630 and $1,789569, respectively. The accumulated amortization for all capital leases at December 31, 2018 and 2017 were $4,128,237 and $2,452,265, respectively.

Future minimum lease payments under these obligations at December 31, 2018 are:

| Years Ending December 31, | |
|---|---|
| 2019 | $ 599,121 |
| 2020 | 393,742 |
| 2021 | 12,578 |
| Total future payments | 1,005,441 |
| Less interest | 85,811 |
| Net capital lease liability | $ 919,630 |

## 7. EQUITY

PEARL is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. PEARL has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2018.

**Equity Rights Offering IV**

As approved by the Board of Directors on April 24, 2018 the Parent authorized the issuance and sale of up to two (2) I-Units and up to twenty-five (25) J-Units to the members of PEARL Exchange.

On April 30, 2018 the Company entered into a fourth Equity Rights offering with 10 strategic investors to acquire 25 J-Units for a total prepaid fee of $6,250,000.

Each J-Unit consists of common stock purchase warrants to purchase 416,344 shares of common stock of the Company and requires a prepaid fee of $250,000, similar to that of MIAX ERP II. The term of the transaction is the 32-month period commencing May 1, 2018 and ending December 31, 2020. The basic terms of the fourth offering are similar to the first two offerings with the respect to warrant vesting features and exercise periods.

For the year ended December 31, 2018, the Parent recognized warrant expense of $4,972,146, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the fourth Equity Rights offering. This expense was allocated in its entirety to the Company and is included in financing related costs in the statement of operations. Additionally, the Company amortized $5,817,259 of the prepaid transaction fees to income during the year ended December 31, 2018 leaving an unamortized balance of $432,741.

## 8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan in 2018 or 2017.

## 9. DIRECTORS FEES

In September 2016, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning May 1, 2016 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of PEARL who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for PEARL, each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20,000 in value of Nonvoting Common Stock options and an Independent Director (not a Committee Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10,000 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

## 10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 26, 2019, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement.

### Debt Issuances

Since January 1, 2019, the Parent has received long-term loan proceeds of $2,000,000, representing an additional drawdown on the loan described in Note 6. In April, 2019 the Parent refinanced the loan with the same lender for a new principal amount of $77 million in connection with the 2019 Loan Transaction. The new loan has a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%.

### Equity Rights Program V

Since January 1, 2019, the Parent entered into agreements providing for the issuance of warrants to purchase a total of 5,768,750 shares of Common Stock to seven firms in consideration for the prepayment of certain exchange fees to PEARL once the MIAX PEARL Equities exchange is operational and following the satisfaction of certain closing conditions including the effectiveness of SEC rule filings required in connection therewith.

### Sale of NOLs

Since January 1, 2019, the Parent has received proceeds from the sale of its 2016 and 2017 New Jersey NOLs of $2,006,887.

Financial Statements and Report of
Independent Certified Public Accountants

**MIAX Emerald, LLC**

December 31, 2018

# MIAX Emerald, LLC

## TABLE OF CONTENTS

GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
**MIAX Emerald, LLC**

We have audited the accompanying financial statements of MIAX Emerald, LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and the related statements of operations and member's deficit, and cash flows for the period from January 30, 2018 (inception) to December 31, 2018, and the related notes to the financial statements.

### Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX Emerald, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from January 30, 2018 (inception) to December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 26, 2019

## MIAX Emerald, LLC
### Balance Sheet
**December 31, 2018**

| | |
|---|---|
| **ASSETS** | |
| CURRENT ASSETS | |
| Cash and cash equivalents | $ - |
| Prepaid and other current assets | 725,414 |
| Total current assets | 725,414 |
| Fixed assets, net of depreciation and amortization | 5,460,508 |
| Other assets | 1,158,724 |
| Total assets | $ 7,344,646 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| CURRENT LIABILITIES | |
| Accounts payable and other liabilities | $ 1,515,430 |
| Accrued compensation payable | 1,721,674 |
| Current debt | 766,022 |
| Total current liabilities | 4,003,126 |
| Due to Miami International Holdings, Inc. | 15,851,164 |
| Long term debt | 1,073,705 |
| Total liabilities | 20,927,995 |
| Commitments and Contingencies (Note 4) | |
| DEFICIT IN MEMBER'S EQUITY | |
| Accumulated losses | (13,583,349) |
| Total member's deficit | (13,583,349) |
| Total liabilities and deficit in member's equity | $ 7,344,646 |

*The accompanying notes are an integral part of these financial statements.*

## MIAX Emerald, LLC
### Statement of Operations and Member's Deficit
**January 30, 2018 (inception) to December 31, 2018**

| | |
|---|---|
| REVENUES | |
| Other revenue | $ - |
| Total revenues | - |
| OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT | |
| Employee compensation and benefits | 10,193,837 |
| Information technology and communication costs | 1,154,450 |
| Depreciation and amortization | 616,785 |
| Occupancy costs | 732,720 |
| Professional services | 2,310 |
| Financial and banking consulting services | 13,862 |
| Trading operations costs | 16,105 |
| Share based compensation to third parties | 521 |
| Directors' fees | 256,760 |
| Other | 483,281 |
| Total operating expenses | 13,470,631 |
| OPERATING LOSS | (13,470,631) |
| Interest expense | (112,718) |
| LOSS BEFORE INCOME TAX AND NET LOSS | (13,583,349) |
| Member's deficit at beginning of year | - |
| Member's deficit at end of year | $ (13,583,349) |

*The accompanying notes are an integral part of these financial statements.*

**MIAX Emerald, LLC**
**Statement of Cash Flows**
**January 30, 2018 (inception) to December 31, 2018**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (13,583,349) |
| Depreciation and amortization | | 616,785 |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Changes in operating assets and liabilities | | |
| Prepaid and other current assets | | (725,414) |
| Other assets | | (1,158,724) |
| Accounts payable and other liabilities | | 1,515,430 |
| Accrued compensation payable | | 1,721,674 |
| Net cash used in operating activities | | (11,613,598) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | | (3,972,363) |
| Net cash used in investing activities | | (3,972,363) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from debt | | 94,477 |
| Repayments of term debt | | (359,680) |
| Due to Miami International Holdings, Inc. | | 15,851,164 |
| Net cash provided by financing activities | | 15,585,961 |
| Increase (decrease) in cash and cash equivalents | | - |
| Cash and cash equivalents at beginning of year | $ | - |
| Cash and cash equivalents at end of year | $ | - |
| Cash paid during the year for interest | $ | 112,718 |
| Non-cash investing activities | | |
| Assets acquired under capital leases | $ | 2,104,930 |
| Non-cash amount related to capitalized internally developed software | | 198,807 |
| Total non-cash investing activities | $ | 2,303,737 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND OPERATIONS

MIAX Emerald, LLC ("Emerald" or the "Company") a third options exchange with a hybrid market model was formed in the State of Delaware on January 30, 2018 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("PEARL"), Miami International Technologies, LLC ("MIAX Technologies"), Miami International Futures Exchange, LLC ("MIAX Futures") (collectively "MIH" or the "Company") and MIAX Global, LLC, which was formed on June 30, 2015. MIAX provides a marketplace and facilities for the trading of options products for its members and employs a pro-rata market model. PEARL, a second equity options exchange which launched on February 6, 2017 was formed to provide a marketplace for a different market model, the price-time priority model. MIAX Futures intends to provide a marketplace and facilities for the trading of futures products for its members, but is currently inactive. MIAX Technologies will sell or license trading technology. MIAX Global focuses on merger, acquisition and joint venture activities of MIH.

Due to the fact that the Company has incurred a cumulative loss of approximately $13 million from January 30, 2018 (date of inception) to December 31, 2018, substantial doubt was raised in the past about the Company's ability to continue as a going concern. These periodic shortfalls were covered through capital raises and short-term borrowing but the Company's continuation as a going concern was dependent on its ability to obtain this additional financing.

In an effort to address the conditions and events that gave rise to this situation, management implemented a plan that included a refinancing with its current lender which has provided a substantial cash surplus for the next 12-24 month period. This new loan agreement for $77 million (of which approximately $43 million was utilized to repay the outstanding debt with the same lender), is described in more detail in Note 12. To further ensure that the three exchange subsidiaries adequately fund their operations and fulfill their obligations, the parent company, MIH has executed separate funding agreements with MIAX, PEARL and Emerald which provide for seed capital and guarantee ongoing financial support.

Based on the developments outlined above which have substantially enhanced the Company's cash position as well as the projected results for the next twelve months, management has concluded that there is sufficient liquidity to mitigate the risk that the Company can continue as a going concern. This is based on the following:

- Strong cash position which will provide a cushion in the event that actual results fall short of projections.
- Continued revenue and market share growth.
- Expansion to a business model that includes diversified revenue streams.
- Availability of additional funding from the current lender as well as an equipment financing option to build the equities exchange.

In the event that these steps are not effective and there is a liquidity shortfall, management has other contingency plans and options that are available that would include reducing costs, raising additional capital or expanding current refinancing. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

### Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees.

### Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

### Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

**Other Assets**

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

**Due to Miami International Holdings, Inc.**

All of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company, MIAX and PEARL. The Company's allocated portion of cost are included in the accompanying statement of operations and member's deficits. While equipment leasing costs are allocated to MIAX, PEARL and Emerald, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes to Due to MIH to be financing activity for purposes of the Statement of Cash Flows.

**Income Taxes**

Emerald is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in Emerald's financial statements.

**Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its financial statements but does not expect it to have a material impact, if any.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months.

This guidance is effective for reporting periods beginning after December 15, 2019, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements.

## 3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following as of December 31, 2018:

| | 2018 |
|---|---|
| Furniture and equipment | $ 3,435,163 |
| Purchased software | 136,506 |
| | 3,571,669 |
| Less - accumulated depreciation and amortization | 616,785 |
| Capitalized internally developed software in-progress | 2,505,624 |
| | $ 5,460,508 |

## 4. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 30,761 square feet (the "Princeton Premises") and continue through May 31, 2020.

In April 2017, the Parent entered into an amendment for the lease for the Princeton Premises for an additional 18,550 square feet of office space for a term commencing on May 1, 2017 through March 31, 2026. The additional space will allow for the expansion of business activities.

In April 2017, the Parent additionally entered into a sublease for approximately 7,000 square feet used as a gym space in the same building as the Princeton Premises ("Fitness Center"). The lease term for the Fitness Center commenced on May 1, 2017 and continues through March 31, 2022.

### Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC, (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIH") in the U.S. District Court for the District of New Jersey.

The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH engaged outside counsel Fish & Richardson LLP and Reed Smith LLP to represent it in this action.

On December 4, 2017, MIH filed a motion to dismiss the claims against it. Nasdaq responded with an opposition to MIH's motion on January 15, 2018. MIH filed its reply in support of the motion to dismiss on January 29, 2018. The Court then set a hearing on the motion to dismiss for April 17, 2018, and also directed that the parties engage in a settlement conference at that time. Subsequently, counsel for Nasdaq filed a motion to disqualify Fish & Richardson as counsel for the Company and the motion to dismiss has been postponed until after the Court decides this issue. MIH intends to continue to defend itself vigorously in this matter. In September, 2018 Nasdaq's motion to disqualify Fish & Richardson as counsel for the trade secrets and claims related to 3 of the patents was granted. The Parent's appeal of this disqualification was denied in November, 2018. In March and April, 2018 the Parent filed seven petitions for Covered Business Method Review ("CMBR") before the Patent Trial and Appeal Board at the United States Patent and Trademark Office ("USPTO") Each petition seeks a determination that the subject patent is invalid under the current law. Final ruling on these petitions is expected in October and November of 2019. In the interim, Nasdaq withdrew its claims on one of the seven patents, leaving the remaining six to be evaluated by USPTO. On December, 3, 2018 the Parent motion to stay the entire litigation pending the outcome at the USPTO was granted in full.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

**Employees and Directors**

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

## 5. DEBT AND CAPITAL LEASE OBLIGATIONS

In June 2016, the Parent entered into a loan agreement with a lender to borrow $30 million with a 5-year maturity at an interest rate that is 12.5% above LIBOR, which is set at a minimum of 1%. The initial rate of 13.5% was evaluated on a quarterly basis and adjusted for fluctuations in the LIBOR rate. In conjunction with the loan, the lender was granted a first priority lien against all of the assets of the Company. These assets include deposit accounts, documents, equipment, fixtures and improvements, general intangibles and intellectual property.

On December 31, 2018 the Parent borrowed an additional $5 million from the lender and at the same time negotiated a postponement of the first scheduled semi-annual principal repayment of $6 million, which was also due on that date.

The allocated debt obligations of the Company at December 31, 2018 was $94,477 which represented the remaining balance of a financing arrangement for annual insurance premiums.

In June 2018, the Parent entered into a sublease with an existing vendor and leased equipment valued at $2,117,897 for a 36-month term. In July 2018, the Parent entered into another sublease with the vendor and leased equipment valued at $140,789 for a 36-month term. Both subleases carry an interest rate of 9.7% and were accounted for as capital leases. The Company was allocated $2,104,930 of these equipment leases.

Obligations under all capital leases at December 31, 2018 was $1,745,250. The accumulated amortization for all capital leases at December 31, 2018 was $405,647.

Future minimum lease payments under these obligations at December 31, 2018 are:

| Years Ending December 31, | |
|---|---|
| 2019 | $ 816,377 |
| 2020 | 816,377 |
| 2021 | 344,397 |
| Total future payments | 1,977,151 |
| Less interest | 231,901 |
| Net capital lease liability | $ 1,745,250 |

## 6. EQUITY

Emerald is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. Emerald has not made any distributions for the period from January 30, 2018 (inception) through December 31, 2018.

## 7. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan.

## 8. DIRECTORS FEES

### Directors Fees

The Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning July 1, 2018 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of Emerald who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for Emerald, each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20,000 in value of Nonvoting Common Stock options and an Independent Director (not a Committee Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10,000 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

## 9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 26, 2019, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement footnotes.

### Emerald Launch

MIAX Emerald, a third options exchange wholly owned by MIH commenced operations on March 1, 2019. Emerald is a hybrid of the two existing exchanges combining a pro-rata market model with maker-taker pricing.

**Cash Funding**

During January 2019, the Company received $5 million in funding from the Parent.

**Debt Issuances**

Since January 1, 2019, the Parent has received long-term loan proceeds of $2,000,000, representing an additional drawdown on the loan described in Note 6. In April, 2019 the Parent refinanced the loan with the same lender for a new principal amount of $77 million in connection with the 2019 Loan Transaction. The new loan has a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%.

**Sale of NOLs**

Since January 1, 2019, the Parent has received proceeds from the sale of its 2016 and 2017 New Jersey NOLs of $2,006,887.

# MIAMI INTERNATIONAL TECHNOLOGIES, LLC

**Financial Statements**
**December 31, 2018 and 2017**

**(Unaudited)**

**MIAMI INTERNATIONAL TECHNOLOGIES, LLC**
**BALANCE SHEETS**
**(UNAUDITED)**

| | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 41,943 | $ 37,542 |
| Accounts receivable | 45,000 | 45,000 |
| Prepaid and other current assets | 4,500 | 4,169 |
| Total current assets | 91,443 | 86,711 |
| Other assets | 3,882 | 7,505 |
| Total assets | $ 95,325 | $ 94,216 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and other liabilities | $ 37,306 | $ 50,661 |
| Accrued compensation payable | 237,459 | 422,813 |
| Total current liabilities | 274,765 | 473,474 |
| Due to Miami International Holdings, Inc. | 9,959,053 | 8,251,365 |
| Total liabilities | 10,233,818 | 8,724,839 |
| DEFICIT IN MEMBER'S EQUITY | | |
| Accumulated losses | (10,138,493) | (8,630,623) |
| Total member's deficit | (10,138,493) | (8,630,623) |
| Total liabilities and deficit in member's equity | $ 95,325 | $ 94,216 |

**MIAMI INTERNATIONAL TECHNOLOGIES, LLC**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| | Years Ended December 31, | |
|---|---|---|
| | **2018** | **2017** |
| REVENUES | | |
| Other revenue | $ 279,000 | $ 136,400 |
| Total revenues | 279,000 | 136,400 |
| OPERATING EXPENSES | | |
| Employee compensation and benefits | 1,598,255 | 2,263,048 |
| Information technology and communication costs | 2,056 | 4,246 |
| Occupancy costs | 31,509 | 49,562 |
| Financial and banking consulting services | 129,861 | 122,487 |
| Share based compensation to third parties | 3,564 | 5,802 |
| Other | 21,625 | 127,957 |
| Total operating expenses | 1,786,870 | 2,573,102 |
| OPERATING LOSS | (1,507,870) | (2,436,702) |
| NET LOSS | $ (1,507,870) | $ (2,436,702) |
| Member's deficit at beginning of year | (8,630,623) | (6,193,921) |
| Member's deficit at end of year | $ (10,138,493) | $ (8,630,623) |

**MIAMI INTERNATIONAL TECHNOLOGIES, LLC**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| | Years Ended December 31, | |
|---|---|---|
| | **2018** | **2017** |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (1,507,870) | $ (2,436,702) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | |
| Changes in operating assets and liabilities | | |
| Accounts receivable | - | (40,000) |
| Prepaid and other current assets | (331) | 2,938 |
| Other assets | 3,623 | 5,729 |
| Accounts payable and other liabilities | (13,355) | (12,875) |
| Accrued compensation payable | (185,354) | 153,351 |
| Net cash provided by (used in) operating activities | (1,703,287) | (2,327,559) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | - | - |
| Net cash used in investing activities | - | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Due to Miami International Holdings, Inc. | 1,707,688 | 2,302,351 |
| Net cash provided by (used in) financing activities | 1,707,688 | 2,302,351 |
| Increase in cash and cash equivalents | 4,401 | (25,207) |
| Cash and cash equivalents at beginning of year | 37,542 | 62,749 |
| Cash and cash equivalents at end of year | $ 41,943 | $ 37,542 |

5

## <u>EXHIBIT I</u>

**<u>Exhibit Request</u>:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

**<u>Response</u>:**

Audited unconsolidated financial statements for Miami International Securities Exchange, LLC as of December 31, 2018 are attached. Miami International Securities Exchange, LLC has no consolidated subsidiaries.

Financial Statements and Report of
Independent Certified Public Accountants

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

December 31, 2018 and 2017

## MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

### TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
**Miami International Securities Exchange, LLC**

We have audited the accompanying financial statements of Miami International Securities Exchange, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami International Securities Exchange, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 26, 2019

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
## Balance Sheets
**December 31, 2018 and 2017**

| | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 965,861 | $ 1,081,120 |
| Accounts receivable | 6,324,492 | 4,927,162 |
| Marketing fees receivable | 2,236,699 | 1,940,167 |
| Prepaid and other current assets | 1,172,191 | 1,534,630 |
| Total current assets | 10,699,243 | 9,483,079 |
| Fixed assets, net of depreciation and amortization | 3,895,829 | 5,864,864 |
| Internally developed software, net of amortization | 8,673,639 | 9,554,881 |
| Other assets | 1,118,936 | 2,425,377 |
| Total assets | $ 24,387,647 | $ 27,328,201 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and other liabilities | $ 2,392,806 | $ 2,657,850 |
| Marketing fees payable | 2,271,143 | 1,966,174 |
| Accrued compensation payable | 1,939,211 | 2,621,039 |
| Current debt | 722,542 | 848,556 |
| Deferred transaction revenues | - | 1,072,938 |
| Total current liabilities | 7,325,702 | 9,166,557 |
| Due to Miami International Holdings, Inc. | 243,559,226 | 268,392,345 |
| Long term debt | 531,030 | 1,059,698 |
| Total liabilities | 251,415,958 | 278,618,600 |
| Commitments and contingencies (Note 5) | | |
| DEFICIT IN MEMBER'S EQUITY | | |
| Accumulated losses | (227,028,311) | (251,290,399) |
| Total member's deficit | (227,028,311) | (251,290,399) |

*The accompanying notes are an integral part of these financial statements.*

## MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
**Statements of Operations and Member's Deficit**
**December 31, 2018 and 2017**

| | Years Ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| REVENUES | | |
| Transaction fees | $ 46,984,676 | $ 44,680,673 |
| Access fees | 17,609,914 | 16,430,988 |
| Regulatory fees | 22,395,308 | 18,719,283 |
| Market data fees | 3,795,925 | 4,122,069 |
| Other revenue | 1,085,706 | 898,254 |
| Total revenues | 91,871,530 | 84,851,267 |
| COST OF REVENUES | | |
| Transaction rebates | (28,170,516) | (23,776,267) |
| NET REVENUES | 63,701,014 | 61,075,000 |
| OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT | | |
| Employee compensation and benefits | 11,997,098 | 17,442,710 |
| Information technology and communication costs | 3,977,116 | 4,624,547 |
| Depreciation and amortization | 6,179,506 | 7,587,202 |
| Occupancy costs | 945,431 | 1,209,993 |
| Professional services | 197,417 | 391,134 |
| Regulatory services fees | 1,025,051 | 1,219,827 |
| Financial and banking consulting services | 353,837 | 465,480 |
| Trading operations costs | 7,712,404 | 8,557,071 |
| Share based compensation to third parties | 21,405 | 66,517 |
| Directors' fees | 1,317,798 | 1,062,107 |
| Other | 1,145,259 | 1,392,453 |
| Total operating expenses | 34,872,322 | 44,019,041 |
| OPERATING PROFIT | 28,828,692 | 17,055,959 |
| Interest expense | (138,587) | (177,256) |
| Financing related costs | (4,428,017) | (20,176,291) |
| NET INCOME (LOSS) | 24,262,088 | (3,297,588) |
| Member's deficit at beginning of year | (251,290,399) | (247,992,811) |
| Member's deficit at end of year | $ (227,028,311) | $ (251,290,399) |

*The accompanying notes are an integral part of these financial statements.*

## MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
### Statements of Cash Flows
**December 31, 2018 and 2017**

| | Years Ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net profit (loss) | $ 24,262,088 | $ (3,297,588) |
| Adjustments to reconcile net profit (loss) to net cash provided by operating activities | | |
| Depreciation and amortization | 6,179,506 | 7,587,202 |
| Changes in operating assets and liabilities | | |
| Accounts receivable | (1,397,330) | 862,693 |
| Marketing fees receivable | (296,532) | 537,143 |
| Prepaid and other current assets | 362,438 | 473,833 |
| Other assets | 1,306,441 | (1,251,823) |
| Accounts payable and other liabilities | (265,044) | (627,974) |
| Marketing fees payable | 304,969 | (536,479) |
| Accrued compensation payable | (681,828) | 1,208,152 |
| Deferred transaction revenue | (1,072,938) | 1,072,938 |
| Net cash provided by (used in) operating activities | 28,701,770 | 6,028,097 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | (3,252,351) | (4,053,275) |
| Net cash used in investing activities | (3,252,351) | (4,053,275) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from debt | 130,134 | 159,859 |
| Repayments of term debt | (861,693) | (3,412,034) |
| Due to Miami International Holdings, Inc. | (24,833,119) | 2,192,388 |
| Net cash provided by (used in) financing activities | (25,564,678) | (1,059,787) |
| Increase (decrease) in cash and cash equivalents | (115,259) | 915,035 |
| Cash and cash equivalents at beginning of year | 1,081,120 | 166,085 |
| Cash and cash equivalents at end of year | $ 965,861 | $ 1,081,120 |
| Cash paid during the year for interest | $ 138,587 | $ 177,256 |
| Non-cash investing activities | | |
| Assets acquired under capital leases | $ 76,878 | $ 1,436,948 |
| Non-cash amount related to capitalized internally developed software | 304,491 | 365,100 |
| Total non-cash investing activities | $ 381,369 | $ 1,802,048 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") was formed in the State of Delaware on September 10, 2007 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIAX PEARL, LLC ("PEARL"), Miami International Technologies, LLC ("MIAX Technologies"), Miami International Futures Exchange, LLC ("MIAX Futures") and MIAX Global, LLC, which was formed on June 30, 2015. PEARL, a second equity options exchange which launched on February 6, 2017 was formed to provide a marketplace for a different market model, the price-time priority model. Emerald, a third equity options exchange which launched on March 1, 2019 is a hybrid of the Company and PEARL exchanges, with a pro-rata market model similar to that of the Company, combined with maker-taker pricing which is offered by PEARL. MIAX Futures intends to provide a marketplace and facilities for the trading of futures products for its members, but is currently inactive. MIAX Technologies will sell or license trading technology. MIAX Global focuses on merger, acquisition and joint venture activities of MIH.

In November 2012, the Company completed the development of its trading systems in anticipation of an early December launch. On December 3, 2012, MIAX received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on December 7, 2012.

In December 2011, the Board of Directors approved the amendment by the Parent of its Restated Certificate of Incorporation to place certain ownership and voting limitations on the holders of capital stock of the Parent as required by the SEC in connection with the approval of MIAX as a registered national securities exchange pursuant to Section 6(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") (the limitations collectively referred to herein as the "Share Restrictions"), which Share Restrictions apply commencing on December 3, 2012 (the "Registration Date") that MIAX is registered as a national securities exchange pursuant to Section 6(a) of the Exchange Act (the "Amendment"). The Amendment became effective upon approval of the same by the shareholders of the Parent on August 31, 2012.

In December 2011, the Parent's Board of Directors also approved the Amended and Restated Bylaws of the Parent containing provisions required in connection with the registration of MIAX as a national securities exchange, which Amended and Restated Bylaws became effective on the August 31, 2012.

Due to the fact that the Company has incurred a cumulative loss of approximately $227 million from February 27, 2008 (date of inception) to December 31, 2018, substantial doubt was raised in the past about the Company's ability to continue as a going concern. These periodic shortfalls were covered through capital raises and short-term borrowing but the Company's continuation as a going concern was dependent on its ability to obtain this additional financing.

In an effort to address the conditions and events that gave rise to this situation, management implemented a plan that included a refinancing with its current lender which has provided a substantial cash surplus for the next 12-24 month period. This new loan agreement for $77 million (of which approximately $43 million was utilized to repay the outstanding debt with the same lender), is described in more detail in Note 12. To further ensure that the three exchange subsidiaries adequately fund their operations and fulfill their obligations, the parent company, MIH has executed separate funding agreements with MIAX, PEARL and Emerald which provide for seed capital and guarantee ongoing financial support.

Based on the developments outlined above which have substantially enhanced the Company's cash position as well as the projected results for the next twelve months, management has concluded that there is sufficient liquidity to mitigate the risk that the Company can continue as a going concern. This is based on the following:

- Strong cash position which will provide a cushion in the event that actual results fall short of projections.
- Continued revenue and market share growth.
- Expansion to a business model that includes diversified revenue streams.
- Availability of additional funding from the current lender as well as an equipment financing option to build the equities exchange.

In the event that these steps are not effective and there is a liquidity shortfall, management has other contingency plans and options that are available that would include reducing costs, raising additional capital or expanding current refinancing. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. As of December 31, 2018 and 2017, cash and cash equivalents were held at major financial institutions. Cash and cash equivalents approximate fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

### Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

### Accounts Receivable

Accounts receivable consists primarily of transaction, access and regulatory fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through the Options Clearing Corporation ("OCC") and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

### Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

### Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

### Other Assets

Other assets are comprised of the cost of various trade memberships and deferred charges.

### Due to Miami International Holdings, Inc.

The majority of all Company expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs from current and prior years as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company, PEARL and EMERALD. The Company's allocated portion of costs is included in the accompanying statements of operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and EMERALD all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

**Marketing Fees**

The Company facilitates the collection of marketing fees charged to market makers on certain customer trades executed at MIAX. These funds are accumulated in pools that are disbursed by the Company to order flow providers in accordance with instructions received from the market makers who are responsible for the pools. Pursuant to ASC 605-45, Revenue Recognition - Principal Agent Considerations, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. As of December 31, 2017 and 2016, amounts assessed by the Company on behalf of others are included in current assets and payments due to others included in current liabilities.

**Revenue Recognition**

The Company's revenue recognition policies comply with ASC 605, Revenue Recognition ("ASC 605"). Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. Revenue recognition policies for specific sources of revenue are discussed below:

*Transaction Fees*: Transaction fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by MIAX. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts.

Rebates paid for certain customer transactions are recorded separately as a cost of revenue. In the event that member firms prepay for transaction fees, revenue is recognized as transaction fees are incurred.

*Access Fees*: Access fees represent fees assessed to MIAX members for the opportunity to trade and use other related functions of MIAX, including trading permits and connectivity. Access fees are recognized during the period the service is provided.

*Market Data Fees*: Market data revenue includes distributions from MIAX's participation in OPRA and is distributed based upon each individual exchange's market share of total options contracts cleared by the OCC. Market data revenue also includes MIAX's market data revenue earned from the sale of MIAX's Top of the Market ("TOM") data. Market data revenue is recognized in the period the data is provided.

*Regulatory Fees*: Regulatory fees include the Options Regulatory Fee ("ORF") and Section 31 fees. ORF is based on the number of customer contracts, as reported by OCC, executed or cleared by MIAX members on all US options exchanges and is recognized on a trade date basis. Section 31 fees of $3,612,996 are also included in regulatory fees and are charged to MIAX members. Section 31 fees are used to offset similar fees charged to MIAX by the SEC which are included in trading operations costs.

*Deferred Transaction Revenue*: The Company has classified amounts totaling $1,072,938 representing prepaid MIAX fees (see Note 7 – Equity Rights Offering III) as deferred revenue at December 31, 2017. Deferred revenue is amortized to income over the applicable future periods as transaction fees are earned.

**Income Taxes**

MIAX is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX's financial statements.

**Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018.

Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its financial statements but does not expect it to have a material impact, if any.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2019, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements.

## 3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

| | 2018 | 2017 |
|---|---|---|
| Furniture and equipment | $ 30,192,333 | $ 29,799,536 |
| Software | 1,349,834 | 1,320,152 |
| | 31,542,167 | 31,119,688 |
| Less - accumulated depreciation and amortization | 29,595,754 | 27,074,535 |
| | 1,946,413 | 4,045,153 |
| Capitalized internally developed software in-progress | 1,949,416 | 1,819,711 |
| | $ 3,895,829 | $ 5,864,864 |

Depreciation expense for the years ended December 31, 2018 and 2017 was $2,521,218 and $2,412,228, respectively. Substantially all of the assets are pledged as described in Note 6.

## 4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $8,673,639 and $9,554,881 of development costs, net of amortization as of December 31, 2018 and 2017, respectively. Amortization expense of $3,658,288 and $4,973,940 was recorded in 2018 and 2017, respectively.

Future amortization of internally developed software is as follows:

| Years Ending December 31, | |
|---|---|
| 2019 | $ 3,264,210 |
| 2020 | 2,540,265 |
| 2021 | 1,894,941 |
| 2022 | 787,668 |
| 2023 | 186,555 |
| | $ 8,673,639 |

## 5. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 30,761 square feet (the "Princeton Premises"), originally expiring in May 31, 2020.

In April 2017, the Parent entered into an amendment for the lease for the Princeton Premises for an additional 18,550 square feet of office space for a term commencing on May 1, 2017 through March 31, 2026. The additional space will allow for the expansion of business activities.

In April 2017, the Parent additionally entered into a sublease for approximately 7,000 square feet used as a gym space in the same building as the Princeton Premises ("Fitness Center"). The lease term for the Fitness Center commenced on May 1, 2017 and continues through March 31, 2022

### Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC, (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIH") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH engaged outside counsel Fish & Richardson LLP and Reed Smith LLP to represent it in this action.

On December 4, 2017, MIH filed a motion to dismiss the claims against it. Nasdaq responded with an opposition to MIH's motion on January 15, 2018. MIH filed its reply in support of the motion to dismiss on January 29, 2018. The Court then set a hearing on the motion to dismiss for April 17, 2018, and also directed that the parties engage in a settlement conference at that time. Subsequently, counsel for Nasdaq filed a motion to disqualify Fish & Richardson as counsel for the Company and the motion to dismiss has been postponed until after the Court decides this issue. MIH intends to continue to defend itself vigorously in this matter. In September, 2018 Nasdaq's motion to disqualify Fish & Richardson as counsel for the trade secrets and claims related to 3 of the patents was granted. The Parent's appeal of this disqualification was denied in November, 2018. In March and April, 2018 the Parent filed seven petitions for Covered Business Method Review ("CMBR") before the Patent Trial and Appeal Board at the United States Patent and Trademark Office ("USPTO") Each petition seeks a determination that the subject patent is invalid under the current law. Final ruling on these petitions is expected in October and November of 2019. In the interim, Nasdaq withdrew its claims on one of the seven patents, leaving the remaining six to be evaluated by USPTO. On December, 3, 2018 the Parent motion to stay the entire litigation pending the outcome at the USPTO was granted in full.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

**Employees and Directors**

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

## 6. DEBT OBLIGATIONS

In June 2016, the Parent entered into a loan agreement with a lender to borrow $30 million with a 5-year maturity at an interest rate that is 12.5% above LIBOR, which is set at a minimum of 1%. The initial rate of 13.5% was evaluated on a quarterly basis and adjusted for fluctuations in the LIBOR rate. In conjunction with the loan, the lender was granted a first priority lien against all of the assets of the Company. These assets include deposit accounts, documents, equipment, fixtures and improvements, general intangibles and intellectual property.

On December 31, 2018 the Parent borrowed an additional $5 million from the lender and at the same time negotiated a postponement of the first scheduled semi-annual principal repayment of $6 million, which was also due on that date.

The allocated debt obligations of the Company at December 31, 2018 and 2017 were $130,133 and $159,859, respectively which represented the remaining balance of a financing arrangement for annual insurance premiums and are included in Current Debt.

**Lease Agreements**

During 2011, MIAX entered into a Master Lease Agreement (the "Lease Agreement") with a vendor. Pursuant to the Lease Agreement, the vendor provided MIAX with an aggregate amount of $19,328,892 in equipment financing. The interest rate under the Lease Agreement was 6.67% for a term of 48 months. In September, 2014 the Lease Agreement was amended to extend the maturity of the lease for an additional 18 months, maturing in August, 2017. The Amendment included an increase in the interest rate to 8.00% and provided the Lessor with a security interest by pledging the other assets of the Company. The Company considered subsequent measurement of the changes in the provisions of a capital lease and determined that no adjustment was required in the financial statements.

In November 2015, the Company entered into two additional subleases under the amended Master Lease agreement with the vendor and leased equipment valued at $1,464,567 for a 23-month term and at $206,716 for a 22-month term. Both subleases carry an interest rate of 15% and were accounted for as capital leases. In January 2016 the Parent entered into additional subleases with the same vendor for $1.5 million of equipment at similar terms to provide two subleases.

In November 2017, the Parent entered into two additional subleases with the same vendor and leased equipment valued at $2,284,718 for a 36-month term. Both subleases carry an interest rate of 9.57% and were accounted for as capital leases. The Company was allocated $1,436,948 of this equipment lease.

In June 2018, the Parent entered into an additional sublease with the same vendor and leased equipment valued at $2,117,897 for a 36-month term. In July 2018, the Parent entered into another sublease with the vendor and leased equipment valued at $140,789 for a 36-month term.

Both subleases carry an interest rate of 9.7% and were accounted for as capital leases. The Company was allocated $76,878 of these equipment leases.

In April 2016, the Parent entered into an equipment lease with one of its vendors for equipment valued at $2,356,524 for a 24-month term. The lease carries an interest rate of 12%. The Company was allocated $682,261 of this equipment lease. That same month the Company entered into another equipment lease with a leasing company for equipment valued at $1,160,191 for a 48-month term at an interest rate of 14.74%. The Company was allocated $282,748 of this equipment lease. Both leases were accounted for as capital leases.

Allocated obligations under all capital leases at December 31, 2018 and 2017 were $1,123,439 and $1,748395, respectively. The accumulated amortization for all capital leases at December 31, 2018 and 2017 were $22,476,378 and $21,235,455, respectively.

Future minimum lease payments under these obligations at December 31, 2018 are:

| Years Ending December 31, | |
|---|---|
| 2019 | $ 672,459 |
| 2020 | 541,069 |
| 2021 | 12,578 |
| Total future payments | 1,226,106 |
| Less interest | 102,667 |
| Net capital lease liability | $ 1,123,439 |

## 7. EQUITY

MIAX is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX has not made any distributions for the period from February 27, 2008 (inception) through December 31, 2018.

**Equity Rights Offering I**

As approved by the Board of Directors on September 27, 2013, the Parent authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange, with such Units having the terms set forth below ("Offering").

Each A-Unit consisted of (i) 101,695 shares (the "Shares") of common stock of the Parent, par value $0.001 per share and a purchase price of $5.00 per Share ("Common Stock") and (ii) common stock purchase warrants (the "A-Warrants") to purchase up to 2,182,639 shares of Common Stock.

Ten percent or 218,264 A-Warrants vested upon closing of the transaction and the remaining 1,964,375 A-Warrants vested over a 22.5 month period provided that the A-Unit Investor met the specific performance criteria set forth in the A-Warrant, which required that the A-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

Each B-Unit consisted of common stock purchase warrants (the "B-Warrants") to purchase 1,713,251 shares of Common Stock. In order to receive B-Warrants, an Investor participating in the B-Unit Offering had to prepay certain MIAX Exchange Fees in the amount of $500,000 per B-Unit as set forth on the MIAX Options Exchange Fee Schedule ("MIAX Fees") for the 22-month period commencing October 1, 2013 and ending July 31, 2015 (the "Prepaid Fee Period").

The 1,713,521 B-Warrants vested commencing upon closing of the transaction up to a 22.5 month period provided that the B-Unit Investor met the specific performance criteria set forth in the B-Warrant, which required that the B-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

The A-Warrants and B-Warrants (together, the "Warrants") have an exercise period commencing upon vesting and expiring on the earlier of (i) August 31, 2020, or (ii) the two-year anniversary of a Qualified Public Offering (an initial public offering of Common Stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000), or a merger of the Company with and into an unaffiliated entity or corporation. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the A-Unit Investor and B-Unit Investor ("Investor(s)" or "Offering Participant(s)").

On September 30, 2013, the Parent entered into strategic alliances with an Investor to acquire one A-Unit and five Investors to acquire eight B-Units. As a result of the two transactions, the Company issued 101,695 shares of Common Stock to the A-Unit Investor described above for $508,475 and received $4,000,000 for prepaid MIAX fees from the B-Unit Investors described above.

**Equity Rights Offering II**

On January 30, 2015, the Parent entered into a second Equity Rights offering with 7 strategic investors to acquire 18 D-Units for a total prepaid fee of $4,500,000. These D-Units were similar in structure to the B-Units described above with a few notable exceptions. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Parent and required a prepaid fee of $250,000 instead of the $500,000 that was stipulated in the B-Unit deal. The term of the transaction was for the 29-month period commencing February 1, 2015 and ending June 30, 2017.

The basic terms of the second offering were similar to those of the first offering, including the warrant vesting features and the exercise periods.

For the year ended December 31, 2017, the Parent recognized warrant expense of $17,743,613 representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the second Equity Rights offering. This expense was allocated in its entirety to the Company and is included in financing related costs in the statement of operations and member's deficit.

**Equity Rights Offering III**

On June 30, 2017, the Parent entered into a third Equity Rights offering with 8 strategic investors to acquire 20 H-Units for a total prepaid fee of $10,000,000. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Parent and requires a prepaid fee of $500,000, similar to that of ERP I. The term of the transaction is the 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with the respect to warrant vesting features and exercise periods.

For the years ended December 31, 2018 and 2017, the Parent recognized warrant expense of $4,428,017 and $2,432,678, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the third Equity Rights offering. These expenses were allocated in their entirety to the Company and are included in financing related costs in the statement of operations. Additionally, the Company amortized $1,072,938 and $8,927,062 of the prepaid transaction fees to income during the years ended December 31, 2018 and 2017, respectively.

## 8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company Contributed to the 401(k) plan in 2018 or 2017.

## 9. DIRECTORS FEES

In April 2013, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning January 1, 2013 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) receives $20,000 in value of Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member), upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

## 10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 26, 2019, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement.

### Debt Issuances

Since January 1, 2019, the Parent has received long-term loan proceeds of $2,000,000, representing an additional drawdown on the loan described in Note 6. In April, 2019 the Parent refinanced the loan with the same lender for a new principal amount of $77 million in connection with the 2019 Loan Transaction. The new loan has a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%.

### Sale of NOLs

Since January 1, 2019, the Parent has received proceeds from the sale of its 2016 and 2017 New Jersey NOLs of $2,006,887.

Exhibit K

## Exhibit K

**Exhibit Request:**

**This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:**

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

**Response:**

Miami International Holdings, Inc. owns 100% of Miami International Securities Exchange, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Miami International Securities Exchange, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on February 1, 2008.

Exhibit M

# Exhibit M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of June 17, 2019, including the information set forth in items 1-6 above.

MIAX Options®

## MEMBER FIRMS

**ABN AMRO CLEARING CHICAGO LLC**

Approval Date: 3/7/2013

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604

**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (312) 604-8000 International Tele #:

---

**AKUNA SECURITIES LLC**

Approval Date: 4/17/2017

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604

**MIAX Options Membership Activities:**
REGULAR MARKET MAKER

Tele #: (312) 994-4640 International Tele #:

---

**APEX CLEARING CORPORATION**

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201

Approval Date: 11/18/2015

**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (214) 765-1100 International Tele #:

---

**BARCLAYS CAPITAL INC.**

Approval Date: 12/7/2012

745 Seventh Avenue
New York NY 10019

**MIAX Options Membership Activities:**
ALL MEMBERSHIPS

Tele #: (212) 526-7000 International Tele #:

---

**BMO CAPITAL MARKETS CORP.**

Approval Date: 10/10/2014

3 Times Square, 27th Floor
New York NY 10036

**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 885-4000 International Tele #:

---

**BNP PARIBAS SECURITIES CORP.**

Approval Date: 4/21/2014

787 Seventh Avenue
New York NY 10019

**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 841-2000 International Tele #:

---

**BOFA SECURITIES, INC.**

One Bryant Park
222 Broadway
New York NY 10038

Approval Date: 11/1/2018

**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (646) 743-2734 International Tele #:

---

**CITADEL SECURITIES LLC**

Approval Date: 12/7/2012

131 South Dearborn Street - 32nd Floor
Chicago IL 60603

**MIAX Options Membership Activities:**
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 395-2100 International Tele #:

**CITIGROUP GLOBAL MARKETS INC.**

390-388 Greenwich Street
New York NY 10013

Approval Date: 5/1/2019
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 816-6000 International Tele #:

**CREDIT SUISSE SECURITIES (USA) LLC**

11 Madison Avenue - 24th Floor
New York NY 10010

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 325-2000 International Tele #:

**CUTLER GROUP, LP**

101 Montgomery Street, Ste. 700
San Francisco CA 94104

Approval Date: 11/2/2015
**MIAX Options Membership Activities:**
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (415) 293-3956 International Tele #:

**DASH FINANCIAL TECHNOLOGIES LLC**

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (847) 550-1730 International Tele #:

**DEUTSCHE BANK SECURITIES INC.**

60 Wall Street
New York NY 10005

Approval Date: 1/25/2013
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 250-2500 International Tele #:

**DRW SECURITIES, L.L.C.**

540 West Madison, Ste. 2500
Chicago IL 60661

Approval Date: 8/31/2015
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 542-3231 International Tele #:

**GLOBAL EXECUTION BROKERS, LP**

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (610) 617-2600 International Tele #:

**GOLDMAN SACHS & CO. LLC**

200 West Street
New York NY 10282

Approval Date: 1/15/2013
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 902-1000 International Tele #:

**GROUP ONE TRADING LP**

425 S. Financial Place - Ste. 3400
Chicago IL 60605

Approval Date: 10/20/2014
**MIAX Options Membership Activities:**
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (312) 347-8864 International Tele #:

**HRT FINANCIAL LLC**

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007
Tele #: (212) 293-1444 International Tele #:

Approval Date: 3/29/2017
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

**IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS**

233 South Wacker Drive, Ste. #4300
Chicago IL 60606
Tele #: (312) 244-3300 International Tele #:

Approval Date: 8/26/2014
**MIAX Options Membership Activities:**
ALL MARKET MAKER CLASSES

**INSTINET, LLC**

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500 International Tele #:

Approval Date: 3/27/2013
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

**INTERACTIVE BROKERS LLC**

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710 International Tele #:

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

**J.P. MORGAN SECURITIES LLC**

383 Madison Avenue
New York NY 10179
Tele #: (201) 595-8471 International Tele #:

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

**JANE STREET CAPITAL, LLC**

250 Vesey Street - 6th Floor
New York NY 10281
Tele #: (646) 759-6000 International Tele #:

Approval Date: 4/2/2018
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

**JANE STREET OPTIONS, LLC**

250 Vesey Street - 6th Floor
New York NY 10281
Tele #: (646) 759-6000 International Tele #:

Approval Date: 4/2/2018
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

**JEFFERIES LLC**

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300 International Tele #:

Approval Date: 9/15/2014
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

**MATRIX EXECUTIONS, LLC**

135 S. LaSalle Street, Ste. 300
Chicago IL 60603
Tele #: (312) 334-8000 International Tele #:

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

**MERRILL LYNCH PROFESSIONAL CLEARING CORP.**

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (646) 743-1295 International Tele #:

**MORGAN STANLEY & CO. LLC**

1585 Broadway
New York NY 10036

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ALL MEMBERSHIPS

Tele #: (212) 761-4000 International Tele #:

**OPTIVER US LLC**

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Approval Date: 1/27/2015
**MIAX Options Membership Activities:**
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 821-9500 International Tele #:

**PEAK6 CAPITAL MANAGEMENT LLC**

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604

Approval Date: 7/22/2015
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 444-8700 International Tele #:

**PERSHING LLC**

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Approval Date: 3/12/2013
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 413-2000 International Tele #:

**SIMPLEX TRADING, LLC**

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Approval Date: 9/20/2013
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 360-2440 International Tele #:

**SUSQUEHANNA INVESTMENT GROUP**

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004

Approval Date: 11/23/2016
**MIAX Options Membership Activities:**
REGULAR MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

**SUSQUEHANNA SECURITIES**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

**TWO SIGMA SECURITIES, LLC**

101 Avenue of the Americas - 19th Fl.
New York NY 10013

Approval Date: 9/12/2017
**MIAX Options Membership Activities:**
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (212) 625-5700 International Tele #:

**UBS SECURITIES LLC**

1285 Avenue of the Americas
New York NY 10019

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 719-3000 International Tele #:

**VOLANT EXECUTION, LLC**

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 692-5000 International Tele #:

**VOLANT LIQUIDITY, LLC**

250 Vesey Street, Ste. 2601
New York NY 10281

Approval Date: 5/31/2013
**MIAX Options Membership Activities:**
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (646) 484-3000 International Tele #:

**WALLEYE TRADING LLC**

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447

Approval Date: 5/13/2015
**MIAX Options Membership Activities:**
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (952) 345-6611 International Tele #:

**WEDBUSH SECURITIES INC.**

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (213) 688-8090 International Tele #:

**WELLS FARGO SECURITIES, LLC**

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202

Approval Date: 4/11/2014
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (704) 715-6133 International Tele #:

**WOLVERINE EXECUTION SERVICES, LLC**

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 884-4000 International Tele #:

**WOLVERINE TRADING, LLC**

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
**MIAX Options Membership Activities:**
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 884-3490 International Tele #:

**X-CHANGE FINANCIAL ACCESS, LLC**

440 So. LaSalle Street, Suite 2900
Chicago IL 60605

Approval Date: 11/28/2018
**MIAX Options Membership Activities:**
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 235-0320 International Tele #:

**Total Firms 44**

Exhibit N

## Exhibit N

**Exhibit Request:**

**Provide a schedule for each of the following:**

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.**

**Response:**

1. Attached is a list of the securities listed on the exchange as of June 3, 2019, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

MIAX Options Exchange (As of June 3, 2019)

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| A | AGILENT TECHNOLOGIES INC. | A | Equity |
| AA | ALCOA Corporation | AA | Equity |
| AABA | Altaba Inc. | AABA | Equity |
| AAC | AAC Holdings, Inc. | AAC | Equity |
| AAL | AMERICAN AIRLINES GROUP INC. | AAL | Equity |
| AAN | Aaron's Inc | AAN | Equity |
| AAOI | APPLIED OPTOELECTRONICS, INC. | AAOI | Equity |
| AAP | ADVANCE AUTO PARTS INC. | AAP | Equity |
| AAPL | APPLE INC. | AAPL | Equity |
| AAWW | Atlas Air Worldwide Holdings, Inc. | AAWW | Equity |
| AAXJ | iShares MSCI All Country Asia ex Japan ETF | AAXJ | ETF |
| AAXN | Axon Enterprise, Inc. | AAXN | Equity |
| AB | AllianceBernstein Holding L.P. | AB | Equity |
| ABB | ABB LTD-SPON ADR | ABB | Equity |
| ABBV | ABBVIE INC. | ABBV | Equity |
| ABC | AMERISOURCEBERGEN, CORP. | ABC | Equity |
| ABEO | Abeona Therapeutics Inc. | ABEO | Equity |
| ABEV | AMBEV S.A. | ABEV | Equity |
| ABG | ASBURY AUTOMOTIVE GROUP INCCOM | ABG | Equity |
| ABMD | ABIOMED INC | ABMD | Equity |
| ABR | Arbor Realty Trust, Inc. | ABR | Equity |
| ABT | ABBOTT LABORATORIES | ABT | Equity |
| ABUS | Arbutus Biopharma Corporation | ABUS | Equity |
| ACAD | ACADIA PHARMACEUTICALS INC. | ACAD | Equity |
| ACB | Aurora Cannabis Inc. | ACB | Equity |
| ACGL | ARCH CAPITAL GROUP Ltd | ACGL | Equity |
| ACH | Aluminum Corporation of China Limited | ACH | Equity |
| ACHC | Acadia Healthcare Co Inc | ACHC | Equity |
| ACHN | Achillion Pharmaceuticals, Inc. | ACHN | Equity |
| ACIA | Acacia Communications, Inc. | ACIA | Equity |
| ACIW | ACI Worldwide, Inc. | ACIW | Equity |
| ACLS | Axcelis Technologies Inc. | ACLS | Equity |
| ACM | Aecom Technology Corporation | ACM | Equity |
| ACN | ACCENTURE PLC | ACN | Equity |
| ACOR | Acorda Therapeutics, Inc. | ACOR | Equity |
| ACRX | AcelRx Pharmaceuticals Inc | ACRX | Equity |
| ACTG | ACACIA RESEARCH CORPORATION | ACTG | Equity |
| ACWI | iShares MSCI ACWI Index Fund | ACWI | ETF |
| ADAP | Adaptimmune Therapeutics PLC | ADAP | Equity |
| ADBE | ADOBE SYSTEMS INC. | ADBE | Equity |
| ADI | ANALOG DEVICES INC | ADI | Equity |
| ADM | ARCHER DANIELS MIDLAND COMPANY | ADM | Equity |
| ADMP | Adamis Pharmaceuticals Corporation | ADMP | Equity |
| ADMS | Adamas Pharmaceuticals, Inc. | ADMS | Equity |
| ADNT | Adient plc | ADNT | Equity |
| ADP | AUTOMATIC DATA PROCESSINGINC | ADP | Equity |
| ADRO | Aduro BioTech, Inc. | ADRO | Equity |
| ADS | ALLIANCE DATA SYSTEMS CORP. | ADS | Equity |
| ADSK | AUTODESK, INC. | ADSK | Equity |
| ADT | ADT Inc. | ADT | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ADTN | ADTRAN, INC. | ADTN | Equity |
| ADVM | Adverum Biotechnologies, Inc. | ADVM | Equity |
| AEE | AMEREN CORPORATION | AEE | Equity |
| AEG | AEGON N.V. | AEG | Equity |
| AEIS | Advanced Energy Industries, Inc. | AEIS | Equity |
| AEL | AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY | AEL | Equity |
| AEM | AGNICO-EAGLE MINES LTD. | AEM | Equity |
| AEO | AMERICAN EAGLE OUTFITTERS, INC. | AEO | Equity |
| AEP | AMERICAN ELECTRIC POWER COMPANY, INC. | AEP | Equity |
| AER | AerCap Holdings NV | AER | Equity |
| AERI | Aerie Pharmaceuticals, Inc. | AERI | Equity |
| AES | AES CORP. | AES | Equity |
| AFH | Atlas Financial Holdings, Inc. | AFH | Equity |
| AFL | AFLAC INC. | AFL | Equity |
| AFMD | Affimed N.V. | AFMD | Equity |
| AFTY | CSOP FTSE China A50 ETF | AFTY | ETF |
| AG | First Majestic Silver Corp | AG | Equity |
| AGCO | AGCO CORPORATION | AGCO | Equity |
| AGEN | Agenus Inc. | AGEN | Equity |
| AGG | iShares Core U.S. Aggregate Bond ETF | AGG | ETF |
| AGI | ALAMOS GOLD INC | AGI | Equity |
| AGIO | Agios Pharmaceuticals Inc | AGIO | Equity |
| AGN | ALLERGAN, INC. | AGN | Equity |
| AGNC | AGNC Investment Corp. | AGNC | Equity |
| AGO | ASSURED GUARANTY LTD. | AGO | Equity |
| AGQ | PROSHARES ULTRA SILVER | AGQ | ETF |
| AGRO | AdecoAgro S.A. | AGRO | Equity |
| AGRX | Agile Therapeutics, Inc. | AGRX | Equity |
| AHT | Ashford Hospitality Trust, Inc. | AHT | Equity |
| AI | Arlington Asset Investment Corp. | AI | Equity |
| AIG | AMERICAN INTERNATIONAL GROUP, INC. | AIG | Equity |
| AIMT | Aimmune Therapeutics, Inc. | AIMT | Equity |
| AINV | Apollo Investment Corporation | AINV | Equity |
| AIR | AAR Corp. | AIR | Equity |
| AIV | Apartment Investment and Management Company | AIV | Equity |
| AIZ | Assurant Inc. | AIZ | Equity |
| AJG | ARTHUR J. GALLAGHER & CO. | AJG | Equity |
| AJRD | Aerojet Rocketdyne Holdings, Inc. | AJRD | Equity |
| AKAM | AKAMAI TECHNOLOGIES, INC. | AKAM | Equity |
| AKBA | Akebia Therapeutics, Inc. | AKBA | Equity |
| AKG | Asanko Gold Inc. | AKG | Equity |
| AKRX | Akorn, Inc. | AKRX | Equity |
| AKS | AK STEEL HOLDING CORPORATION | AKS | Equity |
| AL | Air Lease Corp | AL | Equity |
| ALB | Albemarle Corporation | ALB | Equity |
| ALDR | Alder Biopharmaceuticals Inc. | ALDR | Equity |
| ALGN | ALIGN TECHNOLOGY INC. | ALGN | Equity |
| ALGT | Allegiant Travel Company | ALGT | Equity |
| ALIM | Alimera Sciences Inc. | ALIM | Equity |
| ALK | ALASKA AIR GROUP INC | ALK | Equity |
| ALKS | ALKERMES PLC | ALKS | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ALL | THE ALLSTATE CORPORATION | ALL | Equity |
| ALLE | ALLEGION PLC | ALLE | Equity |
| ALLT | Allot Communications Ltd | ALLT | Equity |
| ALLY | ALLY FINANCIAL INC. | ALLY | Equity |
| ALNY | ALNYLAM PHARMACEUTICALS INC | ALNY | Equity |
| ALRM | Alarm.Com Holdings, Inc. | ALRM | Equity |
| ALSK | Alaska Communications Systems Group, Inc. | ALSK | Equity |
| ALSN | Allison Transmission Holdings, Inc. | ALSN | Equity |
| ALV | Autoliv, Inc | ALV | Equity |
| ALXN | ALEXION PHARMACEUTICALS, INC. | ALXN | Equity |
| AMAG | AMAG Pharmaceuticals Inc | AMAG | Equity |
| AMAT | APPLIED MATERIALS, INC. | AMAT | Equity |
| AMBA | AMBARELLA, INC. | AMBA | Equity |
| AMBC | AMBAC FINANCIAL GROUP, INC. | AMBC | Equity |
| AMC | AMC ENTERTAINMENT HOLDINGS, INC. | AMC | Equity |
| AMCN | AirMedia Group Inc. | AMCN | Equity |
| AMCX | AMC Networks Inc. | AMCX | Equity |
| AMD | ADVANCED MICRO DEVICES, INC. | AMD | Equity |
| AME | AMETEK, INC. | AME | Equity |
| AMED | AMEDISYS INC | AMED | Equity |
| AMG | AFFILIATED MANAGERS GROUP INC | AMG | Equity |
| AMGN | AMGEN INC. | AMGN | Equity |
| AMH | American Homes 4 Rent | AMH | Equity |
| AMID | American Midstream Partners, LP | AMID | Equity |
| AMJ | JP Morgan Alerian MLP Index ETN | AMJ | ETF |
| AMKR | AMKOR TECHNOLOGY, INC. | AMKR | Equity |
| AMLP | Alerian MLP ETF | AMLP | ETF |
| AMN | AMN Healthcare Services, Inc. | AMN | Equity |
| AMP | AMERIPRISE FINANCIAL INC | AMP | Equity |
| AMPE | Ampio Pharmaceuticals Inc. | AMPE | Equity |
| AMPH | Amphastar Pharmaceuticals, Inc. | AMPH | Equity |
| AMR | Alta Mesa Resources, Inc. | AMR | Equity |
| AMRN | AMARIN CORPORATION PLC | AMRN | Equity |
| AMRS | Amyris, Inc. | AMRS | Equity |
| AMRX | Amneal Pharmaceuticals, Inc. | AMRX | Equity |
| AMSC | AMERICAN SUPERCONDUCTOR CORP | AMSC | Equity |
| AMT | AMERICAN TOWER CL A | AMT | Equity |
| AMTD | AMERITRADE HOLDING CORP | AMTD | Equity |
| AMWD | American Woodmark Corp. | AMWD | Equity |
| AMX | America Movil S.A.B. de C.V. | AMX | Equity |
| AMZN | AMAZON.COM INC. | AMZN | Equity |
| AN | AUTONATION, INC | AN | Equity |
| ANAB | AnaptysBio, Inc. | ANAB | Equity |
| ANDE | The Andersons, Inc. | ANDE | Equity |
| ANDX | Andeavor Logistics LP | ANDX | Equity |
| ANET | Arista Networks Inc | ANET | Equity |
| ANF | ABERCROMBIE & FITCH COMPANY | ANF | Equity |
| ANFI | AMIRA NATURE FOODS LTD. | ANFI | Equity |
| ANGI | Angie's List, Inc. | ANGI | Equity |
| ANGO | AngioDynamcis, Inc. | ANGO | Equity |
| ANIK | ANIKA THERAPEUTICS INC. | ANIK | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ANIP | ANI Pharmaceuticals, Inc. | ANIP | Equity |
| ANSS | ANSYS, Inc. | ANSS | Equity |
| ANTM | ANTHEM, INC. | ANTM | Equity |
| AOBC | American Outdoor Brands | AOBC | Equity |
| AON | Aon plc | AON | Equity |
| AOS | A.O. Smith Corporation | AOS | Equity |
| APA | APACHE CORPORATION | APA | Equity |
| APC | ANADARKO PETROLEUM CORPORATION | APC | Equity |
| APD | AIR PRODUCTS AND CHEMICALS,INC | APD | Equity |
| APDN | Applied DNA Sciences Inc. | APDN | Equity |
| APEI | American Public Education, Inc. | APEI | Equity |
| APH | Amphenol Corporation | APH | Equity |
| APHA | Aphria Inc | APHA | Equity |
| APLE | Apple Hospitality REIT, Inc. | APLE | Equity |
| APO | Apollo Global Management LLC | APO | Equity |
| APOG | Apogee Enterprises, Inc. | APOG | Equity |
| APPS | Digital Turbine, Inc. | APPS | Equity |
| APRN | Blue Apron Holdings, Inc. | APRN | Equity |
| APT | ALPHA PRO TECH LTD. | APT | Equity |
| APTV | Aptiv PLC | APTV | Equity |
| APU | AmeriGas Partners, L.P. | APU | Equity |
| AQMS | Aqua Metals, Inc. | AQMS | Equity |
| AQXP | Aquinox Pharmaceuticals Inc. | AQXP | Equity |
| AR | ANTERO RESOURCES CORPORATION | AR | Equity |
| ARAY | Accuray Incorporated | ARAY | Equity |
| ARCB | ARCBEST CORPORATION | ARCB | Equity |
| ARCC | Ares Capital Corporation | ARCC | Equity |
| ARCH | Arch Coal, Inc. | ARCH | Equity |
| ARCO | ARCOS DORADOS HOLDINGS INC. CLA | ARCO | Equity |
| ARE | Alexandria Real Estate Equities, Inc. | ARE | Equity |
| ARES | Ares Management, L.P. | ARES | Equity |
| AREX | Approach Resources Inc. | AREX | Equity |
| ARI | Apollo Commercial Real Estate Finance, Inc. | ARI | Equity |
| ARLP | ALLIANCE RESOURCE PARTNERS | ARLP | Equity |
| ARMK | Aramark | ARMK | Equity |
| ARNA | ARENA PHARMACEUTICALS, INC. | ARNA | Equity |
| ARNC | Arconic Inc. | ARNC | Equity |
| AROC | Archrock, Inc. | AROC | Equity |
| ARQL | ArQule, Inc. | ARQL | Equity |
| ARR | ARMOUR Residential REIT, Inc. | ARR | Equity |
| ARRY | ARRAY BIOPHARMA, INC. | ARRY | Equity |
| ARTX | Arotech Corporation | ARTX | Equity |
| ARW | ARROW ELECTRONICS INC. | ARW | Equity |
| ARWR | ARROWHEAD RESEARCH CORP. | ARWR | Equity |
| ASA | ASA Gold and Precious Metals Limited | ASA | Equity |
| ASC | Ardmore Shipping Corporation | ASC | Equity |
| ASGN | ASGN Inc. | ASGN | Equity |
| ASH | ASHLAND INC | ASH | Equity |
| ASHR | Deutsche X-Trackers Harvest CSI 300 China A Shares ETF | ASHR | ETF |
| ASHS | Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF | ASHS | ETF |
| ASIX | AdvanSix Inc. | ASIX | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ASMB | Assembly Biosciences, Inc. | ASMB | Equity |
| ASML | ASML HOLDING NV | ASML | Equity |
| ASNA | Ascena Retail Group, Inc. | ASNA | Equity |
| ASND | Ascendis Pharma A/S | ASND | Equity |
| ASPS | Altisource Portfolio Solutions SA | ASPS | Equity |
| ASRT | Assertio Therapeutics, Inc. | ASRT | Equity |
| ASUR | Asure Software, Inc. | ASUR | Equity |
| AT | Atlantic Power Corporation | AT | Equity |
| ATEN | A10 Networks, Inc. | ATEN | Equity |
| ATGE | Adtalem Global Education Inc. | ATGE | Equity |
| ATH | Athene Holding Ltd. | ATH | Equity |
| ATHM | Autohome Inc (ADR) | ATHM | Equity |
| ATHX | ATHERSYS, INC. | ATHX | Equity |
| ATI | Allegheny Technologies, Inc. | ATI | Equity |
| ATNM | Actinium Pharmaceuticals, Inc. | ATNM | Equity |
| ATR | AptarGroup, Inc. | ATR | Equity |
| ATRA | Atara Biotherapeutics, Inc. | ATRA | Equity |
| ATRS | Antares Pharma Inc. | ATRS | Equity |
| ATSG | Air Transport Services Group Inc. | ATSG | Equity |
| ATU | Actuant Corporation | ATU | Equity |
| ATUS | Altice USA, Inc. | ATUS | Equity |
| ATVI | ACTIVISION BLIZZARD, INC. | ATVI | Equity |
| AU | ANGLOGOLD ASHANTI LTD. | AU | Equity |
| AUDC | AUDIOCODES LTD. | AUDC | Equity |
| AUO | AU OPTRONICS CORP | AUO | Equity |
| AUPH | Aurinia Pharmaceuticals Inc. | AUPH | Equity |
| AUTO | AutoWeb, Inc. | AUTO | Equity |
| AUY | YAMANA GOLD, INC. | AUY | Equity |
| AVAV | Aerovironment Inc | AVAV | Equity |
| AVB | AVALONBAY COMMUNITIES INC | AVB | Equity |
| AVD | American Vanguard Corp. | AVD | Equity |
| AVDL | Avadel Pharmaceuticals plc | AVDL | Equity |
| AVEO | AVEO Pharmaceuticals, Inc. | AVEO | Equity |
| AVGO | Broadcom Inc. | AVGO | Equity |
| AVH | Avianca Holdings S.A. | AVH | Equity |
| AVID | AVID TECHNOLOGY,INC | AVID | Equity |
| AVNS | Avanos Medical, Inc. | AVNS | Equity |
| AVP | AVON PRODUCTS INC. | AVP | Equity |
| AVT | AVNET INC | AVT | Equity |
| AVXL | Anavex Life Sciences Corp. | AVXL | Equity |
| AVY | AVERY DENNISON CORP. | AVY | Equity |
| AWI | Armstrong World Industries, Inc. | AWI | Equity |
| AWK | American Water Works Co., Inc. | AWK | Equity |
| AX | Axos Financial, Inc. | AX | Equity |
| AXAS | ABRAXAS PETROLEUM CORPORATION | AXAS | Equity |
| AXDX | ACCELERATE DIAGNOSTICS, INC. | AXDX | Equity |
| AXGN | AxoGen, Inc. | AXGN | Equity |
| AXGT | Axovant Sciences Ltd. ( | AXGT | Equity |
| AXL | AMERICAN AXLE & MFG. HLDNGS | AXL | Equity |
| AXP | AMERICAN EXPRESS COMPANY | AXP | Equity |
| AXS | AXIS CAPITAL HOLDINGS LIMITED | AXS | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| AXTA | Axalta Coating Systems Ltd. | AXTA | Equity |
| AXTI | AXT, Inc. | AXTI | Equity |
| AY | Atlantica Yield plc | AY | Equity |
| AYI | Acuity Brands, Inc. | AYI | Equity |
| AYR | Aircastle Limited | AYR | Equity |
| AYX | Alteryx, Inc. | AYX | Equity |
| AZN | ASTRAZENECA | AZN | Equity |
| AZO | AUTOZONE, INC. | AZO | Equity |
| AZPN | Aspen Technology, Inc. | AZPN | Equity |
| BA | THE BOEING COMPANY | BA | Equity |
| BABA | ALIBABA GROUP HOLDING LTD | BABA | Equity |
| BABY | Natus Medical Inc. | BABY | Equity |
| BAC | BANK OF AMERICA CORPORATION | BAC | Equity |
| BAH | Booz Allen Hamilton Holding Corporation | BAH | Equity |
| BAM | Brookfield Asset Management Inc | BAM | Equity |
| BANC | Banc of California, Inc. | BANC | Equity |
| BAP | Credicorp Ltd. | BAP | Equity |
| BAS | Basic Energy Services, Inc | BAS | Equity |
| BAX | BAXTER INTERNATIONAL INC. | BAX | Equity |
| BB | Blackberry Limited | BB | Equity |
| BBBY | BED BATH & BEYOND INC. | BBBY | Equity |
| BBD | BANCO BRADESCO S.A. | BBD | Equity |
| BBDC | Barings BDC, Inc. | BBDC | Equity |
| BBH | Market Vectors Biotech ETF | BBH | ETF |
| BBL | BHP Billiton Plc | BBL | Equity |
| BBSI | Barrett Business Services Inc. | BBSI | Equity |
| BBT | BB&T CORPORATION | BBT | Equity |
| BBVA | BANCO BILBAO VIZCAYA | BBVA | Equity |
| BBW | Build-A-Bear Workshop, Inc | BBW | Equity |
| BBY | BEST BUY COMPANY, INC. | BBY | Equity |
| BC | BRUNSWICK CORP | BC | Equity |
| BCC | Boise Cascade Company | BCC | Equity |
| BCE | BCE INC | BCE | Equity |
| BCEI | Bonanza Creek Energy, Inc. | BCEI | Equity |
| BCLI | Brainstorm Cell Therapeutics Inc. | BCLI | Equity |
| BCO | THE BRINK'S COMPANY | BCO | Equity |
| BCOR | Blucora, Inc. | BCOR | Equity |
| BCOV | Brightcove Inc | BCOV | Equity |
| BCPC | Balchem Corporation | BCPC | Equity |
| BCRX | BIOCRYST PHARMACEUTICAS INC | BCRX | Equity |
| BCS | BARCLAYS PLC | BCS | Equity |
| BDC | Belden Inc. | BDC | Equity |
| BDSI | BioDelivery Sciences International, Inc. | BDSI | Equity |
| BDX | BECTON, DICKINSON AND CO | BDX | Equity |
| BEAT | BIOTELEMETRY, INC. | BEAT | Equity |
| BECN | BEACON ROOFING SUPPLY, INC | BECN | Equity |
| BEN | FRANKLIN RESOURCES INC. | BEN | Equity |
| BERY | Berry Plastics Group Inc. | BERY | Equity |
| BEST | BEST Inc. | BEST | Equity |
| BFB | Brown Forman Corporation Cl. B (150 shrs) | BFB | Equity |
| BFR | BBVA BANCO FRANCÉS SA | BFR | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| BG | BUNGE LIMITED | BG | Equity |
| BGCP | BGC Partners Inc | BGCP | Equity |
| BGFV | Big 5 Sporting Goods Corp. | BGFV | Equity |
| BGG | Briggs & Stratton Corporation | BGG | Equity |
| BGNE | BeiGene, Ltd. | BGNE | Equity |
| BGS | B&G Foods Inc. | BGS | Equity |
| BHC | Bausch Health Companies Inc. | BHC | Equity |
| BHF | Brighthouse Financial, Inc. | BHF | Equity |
| BHGE | Baker Hughes, a GE company | BHGE | Equity |
| BHP | BHP BILLITON LIMITED | BHP | Equity |
| BHR | Braemar Hotels & Resorts Inc. | BHR | Equity |
| BHVN | Biohaven Pharmaceutical Holding Company Ltd. | BHVN | Equity |
| BIB | PROSHARES ULTRA NASDAQ BIOTECHNOLOGY | BIB | ETF |
| BID | Sotheby's | BID | Equity |
| BIDU | BAIDU, INC. | BIDU | Equity |
| BIG | BIG LOTS INC. | BIG | Equity |
| BIIB | BIOGEN IDEC INC. | BIIB | Equity |
| BILI | Bilibili Inc. | BILI | Equity |
| BIO | Bio-Rad Laboratories, Inc. | BIO | Equity |
| BIP | Brookfield Infrastructure Partners L.P. | BIP | Equity |
| BIS | PROSHARES ULTRASHORT NASDAQ BIOTECH | BIS | ETF |
| BITA | Bitauto Holdings Limited | BITA | Equity |
| BJ | BJ's Warehouse Holdings, Inc. | BJ | Equity |
| BJRI | BJ S RESTAURANTS INC | BJRI | Equity |
| BK | THE BANK OF NEW YORK MELLON CORPORATION | BK | Equity |
| BKD | Brookdale Senior Living Inc | BKD | Equity |
| BKE | The Buckle, Inc. | BKE | Equity |
| BKEP | Blueknight Energy Partners, L.P. | BKEP | Equity |
| BKF | iShares MSCI BRIC ETF | BKF | Equity |
| BKH | BLACK HILLS CORPORATION | BKH | Equity |
| BKLN | PowerShares Senior Loan (ETF) | BKLN | ETF |
| BKNG | Booking Holdings Inc. | BKNG | Equity |
| BKS | BARNES & NOBLE, INC. | BKS | Equity |
| BLCM | Bellicum Pharmaceuticals, Inc. | BLCM | Equity |
| BLD | TopBuild Corp. | BLD | Equity |
| BLDP | BALLARD POWER SYSTEMS INC | BLDP | Equity |
| BLDR | Builders FirstSource Inc. | BLDR | Equity |
| BLK | BLACKROCK INC | BLK | Equity |
| BLKB | Blackbaud Inc. | BLKB | Equity |
| BLL | Ball Corporation | BLL | Equity |
| BLMN | Bloomin Brands Inc. | BLMN | Equity |
| BLUE | bluebird bio Inc | BLUE | Equity |
| BMA | Banco Macro S.A. | BMA | Equity |
| BMCH | BMC Stock Holdings, Inc. | BMCH | Equity |
| BMO | Bank of Montreal | BMO | Equity |
| BMRN | BIOMARIN PHARMACEUTICAL INC. | BMRN | Equity |
| BMS | BEMIS COMPANY | BMS | Equity |
| BMY | BRISTOL-MYERS SQUIBB COMPANY | BMY | Equity |
| BNED | Barnes & Noble Education, Inc. | BNED | Equity |
| BNFT | BENEFITFOCUS, INC. | BNFT | Equity |
| BNO | United States Brent Oil ETF | BNO | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| BNS | Bank of Nova Scotia | BNS | Equity |
| BOIL | PROSHARES ULTRA DJ-UBS NATURAL GAS | BOIL | ETF |
| BOKF | Bok Financial Corporation | BOKF | Equity |
| BOLD | Audentes Therapeutics, Inc. | BOLD | Equity |
| BOOT | Boot Barn Holdings, Inc. | BOOT | Equity |
| BOTZ | Global X Robotics & Artfcl Intllgnc ETF | BOTZ | ETF |
| BOX | Box, Inc. | BOX | Equity |
| BP | BP PLC | BP | Equity |
| BPFH | Boston Private Financial Holdings Inc. | BPFH | Equity |
| BPMC | Blueprint Medicines Corporation | BPMC | Equity |
| BPOP | Popular Inc. (10 shrs) | BPOP | Equity |
| BPT | BP PRUDHOE BAY ROYALTY TRUST | BPT | Equity |
| BPY | Brookfield Property Partners L.P. | BPY | Equity |
| BR | Broadridge Financial Solutions, Inc. | BR | Equity |
| BREW | Craft Brew Alliance, Inc. | BREW | Equity |
| BRFS | BRF - Brasil Foods SA | BRFS | Equity |
| BRKB | BERKSHIRE HATHAWAY INC. | BRKB | Equity |
| BRKR | Bruker Corporation | BRKR | Equity |
| BRKS | Brooks Automation, Inc. | BRKS | Equity |
| BRX | Brixmor Property Group Inc | BRX | Equity |
| BRZU | Direxion Daily Brazil Bull 3X ETF | BRZU | ETF |
| BSBR | Banco Santander Brasil SA | BSBR | Equity |
| BSQR | BSQUARE Corp. | BSQR | Equity |
| BSX | BOSTON SCIENTIFIC CORPORATION | BSX | Equity |
| BTE | Baytex Energy Corp. | BTE | Equity |
| BTG | B2Gold Corp. | BTG | Equity |
| BTI | British American Tobacco PLC | BTI | Equity |
| BTU | Peabody Energy Corporation | BTU | Equity |
| BTX | Biotime, Inc. | BTX | Equity |
| BUD | Anheuser-Busch InBev | BUD | Equity |
| BURL | Burlington Stores Inc | BURL | Equity |
| BVN | COMPANIA DE MINAS BUENAVENTURA S.A.-ADR | BVN | Equity |
| BWA | BORGWARNER INC. | BWA | Equity |
| BWXT | BWX Technologies, Inc. | BWXT | Equity |
| BX | THE BLACKSTONE GROUP LP | BX | Equity |
| BXMT | Blackstone Mortgage Trust, Inc. | BXMT | Equity |
| BXP | BOSTON PROPERTIES INC | BXP | Equity |
| BYD | BOYD GAMING CORP. | BYD | Equity |
| BYND | Beyond Meat, Inc. | BYND | Equity |
| BZH | BEAZER HOMES USA INC. | BZH | Equity |
| BZQ | ProShares UltraShort MSCI Brazil Capped | BZQ | ETF |
| BZUN | Baozun Inc. | BZUN | Equity |
| C | CITIGROUP, INC. | C | Equity |
| CACC | Credit Acceptance Corp. | CACC | Equity |
| CACI | CACI INTERNATIONAL, INC. | CACI | Equity |
| CAG | ConAgra Brands, Inc. | CAG | Equity |
| CAH | CARDINAL HEALTH INC | CAH | Equity |
| CAI | CAI International, Inc. | CAI | Equity |
| CAKE | THE CHEESECAKE FACTORY | CAKE | Equity |
| CAL | Caleres, Inc. | CAL | Equity |
| CALA | Calithera Biosciences, Inc. | CALA | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| CALM | Cal-Maine Foods, Inc. | CALM | Equity |
| CALX | Calix, Inc. | CALX | Equity |
| CAMP | CalAmp Corp | CAMP | Equity |
| CAMT | Camtek Ltd. | CAMT | Equity |
| CAPL | CROSSAMERICA PARTNERS LP | CAPL | Equity |
| CAR | Avis Budget Group Inc | CAR | Equity |
| CARA | Cara Therapeutics Inc. | CARA | Equity |
| CARB | Carbonite, Inc. | CARB | Equity |
| CARG | CarGurus, Inc. | CARG | Equity |
| CARS | Cars.com Inc. | CARS | Equity |
| CASA | Casa Systems, Inc. | CASA | Equity |
| CASY | Casey's General Stores, Inc. | CASY | Equity |
| CAT | CATERPILLAR INC. | CAT | Equity |
| CATM | Cardtronics, Inc. | CATM | Equity |
| CB | Chubb Limited | CB | Equity |
| CBAY | CymaBay Therapeutics, Inc. | CBAY | Equity |
| CBB | Cincinnati Bell Inc. | CBB | Equity |
| CBIO | Catalyst Biosciences, Inc. | CBIO | Equity |
| CBL | CBL & Associates Properties, Inc. | CBL | Equity |
| CBM | Cambrex Corporation | CBM | Equity |
| CBOE | CBOE HOLDINGS, INC. | CBOE | Equity |
| CBPO | China Biologic Products, Inc. | CBPO | Equity |
| CBRE | CBRE Group, Inc. | CBRE | Equity |
| CBRL | Cracker Barrel Old Country Store | CBRL | Equity |
| CBS | CBS CORPORATION | CBS | Equity |
| CBT | CABOT CORPORATION | CBT | Equity |
| CC | The Chemours Company | CC | Equity |
| CCEP | Coca-Cola European Partners plc | CCEP | Equity |
| CCI | CROWN CASTLE INTER. | CCI | Equity |
| CCJ | CAMECO CORPORATION | CCJ | Equity |
| CCK | CROWN HOLDINGS INC. | CCK | Equity |
| CCL | CARNIVAL CORPORATION | CCL | Equity |
| CCLP | CSI Compressco LP | CCLP | Equity |
| CCMP | Cabot Microelectronics Corporation | CCMP | Equity |
| CCOI | Cogent Communications Holdings, Inc. | CCOI | Equity |
| CCRN | Cross Country Healthcare, Inc. | CCRN | Equity |
| CCS | Century Communities, Inc. | CCS | Equity |
| CCXI | CHEMOCENTRYX, INC. | CCXI | Equity |
| CDE | COEUR d' ALENE MINES CORP | CDE | Equity |
| CDEV | Centennial Resource Development, Inc. | CDEV | Equity |
| CDK | CDK GLOBAL, INC. | CDK | Equity |
| CDMO | Avid Bioservices, Inc. | CDMO | Equity |
| CDNS | CADENCE DESIGN SYSTEMS, I | CDNS | Equity |
| CDW | CDW CORPORATION | CDW | Equity |
| CDZI | Cadiz Inc. | CDZI | Equity |
| CE | CELANESE CORPORATION | CE | Equity |
| CECO | CAREER EDUCATION CORP | CECO | Equity |
| CELG | CELGENE CORPORATION | CELG | Equity |
| CENX | CENTURY ALUMINUM COMPANY | CENX | Equity |
| CEO | CNOOC LIMITED, ADS | CEO | Equity |
| CEQP | CRESTWOOD EQUITY PARTNERS LP | CEQP | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| CERN | CERNER CORPORATION | CERN | Equity |
| CERS | CERUS CORPORATION | CERS | Equity |
| CEVA | Ceva Inc | CEVA | Equity |
| CF | CF INDUSTRIES HOLDINGS, INC. | CF | Equity |
| CFG | Citizens Financial Group, Inc. | CFG | Equity |
| CFR | CULLEN/FROST BANKERS INC. | CFR | Equity |
| CFX | Colfax Corporation | CFX | Equity |
| CG | The Carlyle Group LP | CG | Equity |
| CGA | China Green Agriculture, Inc. | CGA | Equity |
| CGC | Canopy Growth Corporation | CGC | Equity |
| CGEN | Compugen Ltd. | CGEN | Equity |
| CGNX | COGNEX CORPORATION | CGNX | Equity |
| CHAD | Direxion Dly CSI 300 Chn A Shr Br 1X ETF | CHAD | ETF |
| CHAU | Direxion Dly CSI 300 Chn A Shr Br 2X ETF | CHAU | ETF |
| CHD | CHURCH & DWIGHT CO. | CHD | Equity |
| CHE | Chemed Corporation | CHE | Equity |
| CHGG | CHEGG, INC | CHGG | Equity |
| CHH | Choice Hotels International Inc. | CHH | Equity |
| CHIX | Global X China Financials ETF | CHIX | ETF |
| CHK | CHESAPEAKE ENERGY CORPORATION | CHK | Equity |
| CHKP | CHECK POINT SOFTWARE TECHNOLOGIES LTD. | CHKP | Equity |
| CHKR | Chesapeake Granite Wash Trust | CHKR | Equity |
| CHL | CHINA MOBILE LIMITED | CHL | Equity |
| CHRS | Coherus BioSciences, Inc. | CHRS | Equity |
| CHRW | CH ROBINSON WORLDWIDE INC. | CHRW | Equity |
| CHS | CHICO'S FAS, INC. | CHS | Equity |
| CHTR | Charter Communications Inc. Cl A | CHTR | Equity |
| CHU | China Unicom (Hong Kong) Ltd. | CHU | Equity |
| CHUY | CHUY'S HOLDINGS, INC. | CHUY | Equity |
| CI | CIGNA CORPORATION | CI | Equity |
| CIA | Citizens Inc. | CIA | Equity |
| CIEN | CIENA CORPORATION | CIEN | Equity |
| CIG | Companhia Energetica de Minas Gerais - CEMIG (125) | CIG | Equity |
| CIM | CHIMERA INVESTMENT CORPORATION | CIM | Equity |
| CINF | Cincinnati Financial Corp. | CINF | Equity |
| CIT | CIT Group, Inc. | CIT | Equity |
| CKH | SEACOR Holdings, Inc. | CKH | Equity |
| CL | COLGATE-PALMOLIVE COMPANY | CL | Equity |
| CLAR | Clarus Corporation | CLAR | Equity |
| CLB | Core Laboratories N.V. | CLB | Equity |
| CLDR | Cloudera, Inc. | CLDR | Equity |
| CLDT | Chatham Lodging Trust | CLDT | Equity |
| CLDX | Celldex Therapeutics, Inc. | CLDX | Equity |
| CLF | CLIFFS NATURAL RESOURCES INC. | CLF | Equity |
| CLFD | Clearfield, Inc. | CLFD | Equity |
| CLGX | CoreLogic Inc. | CLGX | Equity |
| CLH | CLEAN HARBORS INC | CLH | Equity |
| CLIR | ClearSign Combustion Corporation | CLIR | Equity |
| CLLS | Cellectis S.A. | CLLS | Equity |
| CLMT | Calumet Specialty Products Partners, L.P. | CLMT | Equity |
| CLNE | CLEAN ENERGY FUELS CORPORATION | CLNE | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| CLNY | Colony Capital, Inc. | CLNY | Equity |
| CLR | CONTINENTAL RESOURCES, INC. | CLR | Equity |
| CLS | Celestica, Inc. | CLS | Equity |
| CLSD | Clearside Biomedical, Inc. | CLSD | Equity |
| CLUB | Town Sports International Holdings Inc. | CLUB | Equity |
| CLVS | CLOVIS ONCOLOGY, INC. | CLVS | Equity |
| CLW | Clearwater Paper Corporation | CLW | Equity |
| CLX | CLOROX CO | CLX | Equity |
| CM | Canadian Imperial Bank of Commerce | CM | Equity |
| CMA | COMERICA, INC. | CMA | Equity |
| CMC | COMMERCIAL METALS COMPANY | CMC | Equity |
| CMCM | Cheetah Mobile Inc. | CMCM | Equity |
| CMCSA | COMCAST CORPORATION | CMCSA | Equity |
| CMD | Cantel Medical Corporation | CMD | Equity |
| CME | CME GROUP INC. | CME | Equity |
| CMG | CHIPOTLE MEXICAN GRILL, INC. | CMG | Equity |
| CMI | CUMMINS INC. | CMI | Equity |
| CMP | Compass Minerals International, Inc. | CMP | Equity |
| CMPR | CIMPRESS N.V. | CMPR | Equity |
| CMRE | Costamare Inc. | CMRE | Equity |
| CMRX | CHIMERIX, INC. | CMRX | Equity |
| CMS | CMS ENERGY CORPORATION | CMS | Equity |
| CMTL | COMTECH TELECOMMUNICATION | CMTL | Equity |
| CNAT | CONATUS PHARMACEUTICALS INC. | CNAT | Equity |
| CNC | CENTENE CORP | CNC | Equity |
| CNCE | Concert Pharmaceuticals, Inc. | CNCE | Equity |
| CNDT | Conduent Incorporated | CNDT | Equity |
| CNET | Chinanet Online Holdings, Inc. | CNET | Equity |
| CNHI | CNH Industrial N.V. | CNHI | Equity |
| CNI | CANADIAN NATIONAL RAILWAY | CNI | Equity |
| CNK | Cinemark Holdings, Inc. | CNK | Equity |
| CNO | CNO Financial Group, Inc. | CNO | Equity |
| CNP | CENTERPOINT ENERGY, INC. | CNP | Equity |
| CNQ | CANADIAN NATURAL RESOURCES LIMITED | CNQ | Equity |
| CNR | Cornerstone Building Brands, Inc. | CNR | Equity |
| CNSL | Consolidated Communications Holdings, Inc. | CNSL | Equity |
| CNX | CNX Resources Corporation | CNX | Equity |
| CNXM | CNX Midstream Partners LP | CNXM | Equity |
| CODI | Compass Diversified Holdings LLC | CODI | Equity |
| COF | CAPITAL ONE FINANCIAL CORPORATION | COF | Equity |
| COG | CABOT OIL & GAS CORPORATION | COG | Equity |
| COHR | COHERENT,INC | COHR | Equity |
| COHU | Cohu, Inc. | COHU | Equity |
| COLL | Collegium Pharmaceutical, Inc. | COLL | Equity |
| COLM | COLUMBIA SPORTWEAR CO. | COLM | Equity |
| COMM | COMMSCOPE HOLDING CO, INC. | COMM | Equity |
| CONE | CyrusOne Inc. | CONE | Equity |
| CONN | Conn's, Inc. | CONN | Equity |
| COO | Cooper Companies, Inc. | COO | Equity |
| COP | CONOCOPHILLIPS | COP | Equity |
| COR | CoreSite Realty Corporation | COR | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| CORE | Core-Mark Holding Company, Inc. | CORE | Equity |
| CORN | TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF | CORN | ETF |
| CORR | CorEnergy Infrastructure Trust, Inc. | CORR | Equity |
| CORT | Corcept Therapeutics Incorporated | CORT | Equity |
| CORV | Correvio Pharma Corp | CORV | Equity |
| COST | COSTCO WHOLESALE CORPORATION | COST | Equity |
| COT | Cott Corporation | COT | Equity |
| COTY | COTY INC. | COTY | Equity |
| COUP | Coupa Software Incorporated | COUP | Equity |
| COWN | Cowen Group, Inc. | COWN | Equity |
| CP | Canadian Pacific Railway Limited | CP | Equity |
| CPA | Copa Holdings SA | CPA | Equity |
| CPB | CAMPBELL SOUP CO | CPB | Equity |
| CPE | CALLON PETROLEUM COMPANY | CPE | Equity |
| CPG | Crescent Point Energy Corp. | CPG | Equity |
| CPRI | Capri Holdings Limited ( | CPRI | Equity |
| CPRT | COPART INC | CPRT | Equity |
| CPRX | CATALYST PHARMACEUTICAL PARTNES INC. | CPRX | Equity |
| CPSS | Consumer Portfolio Services, Inc. | CPSS | Equity |
| CQP | Cheniere Energy Ptnrs L.P. | CQP | Equity |
| CR | Crane Co. | CR | Equity |
| CRBP | Corbus Pharmaceuticals Holdings, Inc. | CRBP | Equity |
| CRC | California Resources Corporation | CRC | Equity |
| CRCM | Care.com, Inc. | CRCM | Equity |
| CREE | CREE, INC. | CREE | Equity |
| CRESY | Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria | CRESY | Equity |
| CRH | CRH plc | CRH | Equity |
| CRI | CARTER'S , INC. | CRI | Equity |
| CRK | COMSTOCK RESOURCES INC. | CRK | Equity |
| CRL | Charles River Laboratories International, Inc. | CRL | Equity |
| CRM | SALESFORCE.COM, INC | CRM | Equity |
| CRMD | CorMedix Inc. | CRMD | Equity |
| CRNT | Ceragon Networks Ltd. | CRNT | Equity |
| CRON | Cronos Group Inc. | CRON | Equity |
| CROX | CROCS, INC. | CROX | Equity |
| CRR | CARBO CERAMICS INC | CRR | Equity |
| CRS | CARPENTER TECHNOLOGY CORP. | CRS | Equity |
| CRSP | CRISPR Therapeutics AG | CRSP | Equity |
| CRTO | CRITEO SA | CRTO | Equity |
| CRUS | CIRRUS LOGIC INC. | CRUS | Equity |
| CRY | CryoLife Inc | CRY | Equity |
| CRZO | CARRIZO OIL & GAS, INC | CRZO | Equity |
| CS | CREDIT SUISSE GROUP AG | CS | Equity |
| CSCO | CISCO SYSTEMS, INC. | CSCO | Equity |
| CSGS | CSG Systems International Inc. | CSGS | Equity |
| CSII | Cardiovascular Systems Inc. | CSII | Equity |
| CSIQ | Canadian Solar Inc | CSIQ | Equity |
| CSLT | CASTLIGHT HEALTH, INC. | CSLT | Equity |
| CSOD | CORNERSTONE ONDEMAND, INC. | CSOD | Equity |
| CSTE | CAESARSTONE SDOT-YAM LTD. | CSTE | Equity |
| CSTM | CONSTELLIUM N.V | CSTM | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| CSU | Capital Senior Living Corp. | CSU | Equity |
| CSV | Carriage Services, Inc. | CSV | Equity |
| CSX | CSX CORPORATION | CSX | Equity |
| CTAS | CINTAS CORP. | CTAS | Equity |
| CTB | COOPER TIRE & RUBBER CO. | CTB | Equity |
| CTG | Computer Task Group Incorporated | CTG | Equity |
| CTIC | Cell Therapeutics, Inc. (20 Shrs) | CTIC | Equity |
| CTL | CENTURYLINK, INC. | CTL | Equity |
| CTLT | Catalent, Inc. | CTLT | Equity |
| CTRL | CONTROL4 CORPORATION | CTRL | Equity |
| CTRP | CTRIP.COM INTERNATIONAL LTD. | CTRP | Equity |
| CTSH | COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION | CTSH | Equity |
| CTSO | CYTOSORBENTS CORPORATION | CTSO | Equity |
| CTXS | CITRIX SYSTEMS, INC. | CTXS | Equity |
| CUBE | CubeSmart | CUBE | Equity |
| CUR | NEURALSTEM, INC. | CUR | Equity |
| CURE | Direxion Daily Healthcare Bull 3X ETF | CURE | ETF |
| CUTR | CUTERA INC | CUTR | Equity |
| CVA | COVANTA HOLDING CORPORATION | CVA | Equity |
| CVE | Cenovus Energy Inc. | CVE | Equity |
| CVEO | CIVEO CORPORATION | CVEO | Equity |
| CVGW | CALAVO GROWERS INC. | CVGW | Equity |
| CVI | CVR Energy, Inc. | CVI | Equity |
| CVLT | Commvault Systems Inc | CVLT | Equity |
| CVNA | Carvana Co. | CVNA | Equity |
| CVS | CVS CAREMARK CORPORATION | CVS | Equity |
| CVX | CHEVRON CORPORATION | CVX | Equity |
| CWB | SPDR Barclays Convertible Secs ETF | CWB | ETF |
| CWEN | Clearway Energy, Inc. | CWEN | Equity |
| CWENA | Clearway Energy, Inc. Class A | CWENA | Equity |
| CWH | Camping World Holdings, Inc. | CWH | Equity |
| CWST | Casella Waste Systems Inc. | CWST | Equity |
| CX | CEMEX, S.A.B. DE C.V. | CX | Equity |
| CXDC | China XD Plastics Company Limited | CXDC | Equity |
| CXO | Concho Resources, Inc. | CXO | Equity |
| CXW | CORRECTIONS CORPORATION OF AMERICA | CXW | Equity |
| CY | CYPRESS SEMICONDUCTOR CORPORATION | CY | Equity |
| CYB | WisdomTree Chinese Yuan Strategy ETF | CYB | ETF |
| CYBR | CYBERARK SOFTWARE, LTD. | CYBR | Equity |
| CYD | China Yuchai International Limited | CYD | Equity |
| CYH | COMMUNITY HEALTH SYSTEMS, INC. | CYH | Equity |
| CYOU | CHANGYOU.COM LIMITED | CYOU | Equity |
| CYTK | CYTOKINETICS, INCORPORATED | CYTK | Equity |
| CYTR | CytRx Corp. | CYTR | Equity |
| CZR | Caesars Entertainment Corporation | CZR | Equity |
| CZZ | Cosan Limited | CZZ | Equity |
| D | DOMINION RESOURCES | D | Equity |
| DAKT | DAKTRONICS INC. | DAKT | Equity |
| DAL | DELTA AIR LINES INC. | DAL | Equity |
| DAN | Dana Holding Corporation | DAN | Equity |
| DAR | Darling International, Inc. | DAR | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| DATA | TABLEAU SOFTWARE INC. | DATA | Equity |
| DB | DEUTSCHE BANK AG | DB | Equity |
| DBA | POWERSHARES DB AGRICULTURE | DBA | ETF |
| DBB | PowerShares DB Base Metals ETF | DBB | ETF |
| DBC | PoweShares DB Commodity Index Tracking Fund | DBC | ETF |
| DBD | DIEBOLD, INCORPORATED | DBD | Equity |
| DBI | Designer Brands Inc. ( | DBI | Equity |
| DBO | PowerShares DB Oil Fund | DBO | ETF |
| DBVT | DBV Technologies S.A. | DBVT | Equity |
| DBX | Dropbox, Inc. | DBX | Equity |
| DCI | Donaldson Company, Inc. | DCI | Equity |
| DCP | DCP Midstream, LP | DCP | Equity |
| DD | DuPont de Nemours, Inc. | DWDP | Equity |
| DDD | 3D SYSTEMS CORPORATION | DDD | Equity |
| DDM | ProShares Ultra Dow30 | DDM | ETF |
| DDS | DILLARD'S INC | DDS | Equity |
| DE | DEERE & COMPANY | DE | Equity |
| DECK | DECKERS OUTDOOR CORPORATION | DECK | Equity |
| DELL | Dell Technologies, Inc. | DELL | Equity |
| DEM | WisdomTree Emerging Markets Eq Inc ETF | DEM | ETF |
| DENN | Denny's Corp. | DENN | Equity |
| DEO | DIAGEO PLC | DEO | Equity |
| DERM | Dermira, Inc. | DERM | Equity |
| DF | DEAN FOODS CO. | DF | Equity |
| DFE | WisdomTree Europe SmallCap Dividend Fund | DFE | ETF |
| DFRG | Del Frisco's Restaurant Group, Inc. | DFRG | Equity |
| DFS | DISCOVER FINANCIAL SERVICES | DFS | Equity |
| DG | DOLLAR GENERAL CORPORATION | DG | Equity |
| DGX | QUEST DIAGNOSTICS INC | DGX | Equity |
| DHI | DR HORTON INC. | DHI | Equity |
| DHR | DANAHER CORPORATION | DHR | Equity |
| DHT | DHT Holdings, Inc. | DHT | Equity |
| DHX | DHI Group, Inc. | DHX | Equity |
| DIA | SPDR DOW JONES INDUSTRIAL AVERAGE | DIA | ETF |
| DIG | ProShares Ultra Oil & Gas | DIG | ETF |
| DIN | DineEquity, Inc | DIN | Equity |
| DIOD | Diodes Incorporated | DIOD | Equity |
| DIS | THE WALT DISNEY COMPANY | DIS | Equity |
| DISCA | Discovery Communications, Inc. Class A | DISCA | Equity |
| DISCK | Discovery Communications, Inc. | DISCK | Equity |
| DISH | DISH NETWORK CORPORATION | DISH | Equity |
| DK | Delek US Holdings, Inc. | DK | Equity |
| DKL | Delek Logistics Partners LP | DKL | Equity |
| DKS | DICK'S SPORTING GOODS INC. | DKS | Equity |
| DLB | DOLBY LABORATORIES, INC. | DLB | Equity |
| DLNG | Dynagas LNG Partners LP | DLNG | Equity |
| DLPH | Delphi Technologies PLC | DLPH | Equity |
| DLR | Digital Realty Trust Inc | DLR | Equity |
| DLTH | Duluth Holdings Inc. | DLTH | Equity |
| DLTR | DOLLAR TREE, INC. | DLTR | Equity |
| DLX | DELUXE CORPORATION | DLX | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| DMLP | Dorchester Minerals LP | DMLP | Equity |
| DNKN | DUNKIN' BRANDS GROUP, INC. | DNKN | Equity |
| DNN | Denison Mines Corp. | DNN | Equity |
| DNOW | NOW, INC. | DNOW | Equity |
| DNR | DENBURY RESOURCES INC. | DNR | Equity |
| DO | DIAMOND OFFSHORE DRILLING, INC | DO | Equity |
| DOCU | Docusign Inc. | DOCU | Equity |
| DOG | ProShares Short Dow30 | DOG | ETF |
| DOV | DOVER CORPORATION | DOV | Equity |
| DOW | Dow Inc. | DOW | Equity |
| DOX | AMDOCS LTD | DOX | Equity |
| DPLO | Diplomat Pharmacy, Inc. | DPLO | Equity |
| DPZ | DOMINO'S PIZZA INC | DPZ | Equity |
| DQ | Daqo New Energy Corp | DQ | Equity |
| DRD | DRDGOLD Ltd. | DRD | Equity |
| DRI | DARDEN RESTAURANTS, INC. | DRI | Equity |
| DRIP | Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF | DRIP | ETF |
| DRN | Direxion Daily Real Estate Bull 3x ETF | DRN | ETF |
| DRQ | DRIL-QUIP INC | DRQ | Equity |
| DRRX | DURECT Corporation | DRRX | Equity |
| DRV | Direxion Daily Real Estate Bear 3x ETF | DRV | ETF |
| DS | Drive Shack Inc. | DS | Equity |
| DSX | DIANA SHIPPING INC | DSX | Equity |
| DTE | DTE Energy Company | DTE | Equity |
| DUG | ProShares UltraShort Oil & Gas | DUG | ETF |
| DUK | DUKE ENERGY CORPORATION | DUK | Equity |
| DUST | Direxion Daily Gold Miners Bear 3X Shares | DUST | ETF |
| DVA | DaVita HealthCare Partners Inc. | DVA | Equity |
| DVAX | DYNAVAX TECHNOLOGIES CORPORATION | DVAX | Equity |
| DVN | DEVON ENERGY CORPORATION | DVN | Equity |
| DVY | ISHARES DJ SELECT DIVIDEND | DVY | ETF |
| DXC | DXC Technology Company | DXC | Equity |
| DXCM | DexCom, Inc. | DXCM | Equity |
| DXD | ProShares UltraShort Dow30 (25 Shares) | DXD | ETF |
| DXJ | WISDOMTREE JAPAN HEDGED EQUITY FUND | DXJ | ETF |
| DXPE | DXP Enterprises, Inc. | DXPE | Equity |
| DY | DYCOM INDUSTRIES INC. | DY | Equity |
| E | ENI SpA | E | Equity |
| EA | ELECTRONIC ARTS INC. | EA | Equity |
| EAF | GrafTech International Ltd. | EAF | Equity |
| EAT | BRINKER INT'L, INC. | EAT | Equity |
| EBAY | EBAY INC. | EBAY | Equity |
| EBIX | Ebix, Inc. | EBIX | Equity |
| EBS | Emergent Biosolutions, Inc. | EBS | Equity |
| EC | Ecopetrol SA | EC | Equity |
| ECA | ENCANA CORPORATION | ECA | Equity |
| ECH | iShares MSCI Chile ETF | ECH | ETF |
| ECHO | Echo Global Logistics, Inc. | ECHO | Equity |
| ECL | ECOLAB INC. | ECL | Equity |
| ECOM | CHANNELADVISOR CORPORATION | ECOM | Equity |
| ECPG | Encore Capital Group Inc | ECPG | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ED | CON EDISON | ED | Equity |
| EDAP | EDAP TMS S.A. | EDAP | Equity |
| EDC | Direxion Daily Emerging Markets Bull 3X Shares (20 | EDC | ETF |
| EDIT | Editas Medicine, Inc. | EDIT | Equity |
| EDU | NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP | EDU | Equity |
| EDZ | Direxion Daily Emerging Markets Bear 3X Share | EDZ | ETF |
| EEFT | EURONET WORLDWIDE, INC. | EEFT | Equity |
| EEM | ISHARES MSCI EMERGING MARKETS INDEX | EEM | ETF |
| EEV | ProShares UltraShort MSCI Emerging Mkts | EEV | ETF |
| EFA | ISHARES MSCI EAFE INDEX | EFA | ETF |
| EFAV | iShares Edge MSCI Min Vol EAFE | EFAV | ETF |
| EFX | EQUIFAX INC. | EFX | Equity |
| EGHT | 8x8 Inc | EGHT | Equity |
| EGO | ELDORADO GOLD CORPORATION | EGO | Equity |
| EGOV | NIC Inc. | EGOV | Equity |
| EGRX | Eagle Pharmaceuticals Inc. | EGRX | Equity |
| EGY | VAALCO ENERGY INC | EGY | Equity |
| EHC | Encompass Health Corporation | EHC | Equity |
| EHTH | eHealth, Inc. | EHTH | Equity |
| EIGI | Endurance International Group Holdings, Inc. | EIGI | Equity |
| EIX | EDISON INTERNATIONAL | EIX | Equity |
| EL | THE EST | EL | Equity |
| ELF | e.l.f. Beauty, Inc. | ELF | Equity |
| ELGX | Endologix, Inc. | ELGX | Equity |
| ELS | Equity Lifestyle Properties, Inc. | ELS | Equity |
| ELY | CALLAWAY GOLF CO | ELY | Equity |
| EMB | iShares J.P. Morgan USD Emerging Markets Bond ETF | EMB | ETF |
| EMKR | EMCORE Corporation | EMKR | Equity |
| EMN | EASTMAN CHEMICAL COMPANY | EMN | Equity |
| EMR | EMERSON ELECTRIC COMPANY | EMR | Equity |
| ENB | Enbridge Inc | ENB | Equity |
| ENBL | ENABLE MIDSTREAM PARTNERS, LP | ENBL | Equity |
| ENDP | ENDO HEALTH SOLUTIONS INC. | ENDP | Equity |
| ENLC | EnLink Midstream, LLC | ENLC | Equity |
| ENPH | Enphase Energy Inc. | ENPH | Equity |
| ENR | Energizer Holdings, Inc. | ENR | Equity |
| ENS | Enersys | ENS | Equity |
| ENT | GLOBAL EAGLE ENTERTAINMENT INC. | ENT | Equity |
| ENTA | Enanta Pharmaceuticals, Inc. | ENTA | Equity |
| ENTG | Entegris, Inc. | ENTG | Equity |
| ENV | Envestnet, Inc. | ENV | Equity |
| ENVA | Enova International, Inc. | ENVA | Equity |
| ENZ | ENZO BIOCHEM INC. | ENZ | Equity |
| EOG | EOG RESOURCES, INC. | EOG | Equity |
| EPAM | EPAM Systems, Inc. | EPAM | Equity |
| EPAY | Bottomline Technologies (de), Inc. | EPAY | Equity |
| EPC | Edgewell Personal Care Company | EPC | Equity |
| EPD | ENTERPRISE PRODUCTS PARTNERS L.P. | EPD | Equity |
| EPI | WisdomTree India Earning Fund | EPI | ETF |
| EPR | EPR Properties | EPR | Equity |
| EPV | ProShares UltraShort FTSE Europe | EPV | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| EPZM | Epizyme, Inc. | EPZM | Equity |
| EQC | EQUITY COMMONWEALTH | EQC | Equity |
| EQH | AXA Equitable Holdings, Inc. | EQH | Equity |
| EQIX | EQUINIX, INC. | EQIX | Equity |
| EQM | EQT Midstream Partners LP | EQM | Equity |
| EQNR | Equinor ASA | EQNR | Equity |
| EQR | EQUITY RESIDENTIAL | EQR | Equity |
| EQT | EQT Corporation | EQT | Equity |
| ERF | Enerplus Corporation | ERF | Equity |
| ERI | Eldorado Resorts, Inc. | ERI | Equity |
| ERIC | Ericsson | ERIC | Equity |
| ERII | Energy Recovery Inc. | ERII | Equity |
| ERJ | Embraer S.A. | ERJ | Equity |
| EROS | Eros International Plc | EROS | Equity |
| ERX | DIREXION DAILY ENERGY BULL 3X SHARES | ERX | ETF |
| ERY | Direxionshares Daily Energy Bear 3X Shares | ERY | ETF |
| ES | Eversource Energy | ES | Equity |
| ESI | Element Solutions Inc. | ESI | Equity |
| ESNT | Essent Group Ltd. | ESNT | Equity |
| ESPR | Esperion Therapeutics, Inc. | ESPR | Equity |
| ESRT | Empire State Realty Trust, Inc. | ESRT | Equity |
| ESS | Essex Property Trust Inc. | ESS | Equity |
| ESV | ENSCO PLC | ESV | Equity |
| ET | Energy Transfer LP | ET | Equity |
| ETFC | E*TRADE FINANCIAL CORPORATION | ETFC | Equity |
| ETH | Ethan Allen Interiors Inc. | ETH | Equity |
| ETM | Entercom Communications Corp. | ETM | Equity |
| ETN | EATON CORPORATION PLC | ETN | Equity |
| ETR | ENTERGY CORPORATION | ETR | Equity |
| ETSY | Etsy,Inc. | ETSY | Equity |
| EUFN | iShares MSCI Europe Financials ETF | EUFN | ETF |
| EUO | PROSHARES ULTRASHORT EURO | EUO | ETF |
| EV | EATON VANCE CORP | EV | Equity |
| EVC | Entravision Communications Corporation | EVC | Equity |
| EVH | Evolent Health, Inc. | EVH | Equity |
| EVR | Evercore Partners Inc. | EVR | Equity |
| EVRG | Evergy, Inc. | EVRG | Equity |
| EVRI | Everi Holdings Inc. | EVRI | Equity |
| EW | EDWARDS LIFESCIENCES CORP. | EW | Equity |
| EWA | ISHARES MSCI AUSTRALIA INDEX | EWA | ETF |
| EWC | iShares Canada Index ETF | EWC | ETF |
| EWG | iShares MSCI Germany Index Fund ETF | EWG | ETF |
| EWH | ISHARES MSCI HONG KONG INDEX | EWH | ETF |
| EWI | iShares MSCI Italy Index Fund | EWI | ETF |
| EWJ | ISHARES MSCI JAPAN INDEX | EWJ | ETF |
| EWM | ISHARES MSCI MALAYSIA INDEX ETF | EWM | ETF |
| EWP | iShares MSCI Spain Capped | EWP | ETF |
| EWQ | iShares MSCI France | EWQ | ETF |
| EWS | iShares MSCI Singapore | EWS | ETF |
| EWT | ISHARES TAIWAN INDEX ETF | EWT | ETF |
| EWU | iShares MSCI United Kingdom Index ETF | EWU | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| EWW | ISHARES MSCI MEXICO CAPPED ETF | EWW | ETF |
| EWY | ISHARES MSCI SOUTH KOREA CAPPED INDEX | EWY | ETF |
| EWZ | ISHARES MSCI BRAZIL CAPPED INDEX | EWZ | ETF |
| EXAS | Exact Sciences Corp. | EXAS | Equity |
| EXC | EXELON CORPORATION | EXC | Equity |
| EXEL | EXELIXIS, INC. | EXEL | Equity |
| EXK | Endeavour Silver Corp. | EXK | Equity |
| EXP | EAGLE MATERIALS INC. | EXP | Equity |
| EXPD | EXPEDITORS INTERNATIONAL | EXPD | Equity |
| EXPE | EXPEDIA INC. | EXPE | Equity |
| EXPR | EXPRESS INC. | EXPR | Equity |
| EXR | Extra Space Storage Inc. | EXR | Equity |
| EXTR | EXTREME METWORKS, INC. | EXTR | Equity |
| EYES | Second Sight Medical Products, Inc. | EYES | Equity |
| EYPT | EyePoint Pharmaceuticals, Inc. | EYPT | Equity |
| EZA | iShares MSCI South Africa Index | EZA | ETF |
| EZPW | EZCORP, INC | EZPW | Equity |
| EZU | iShares MSCI Eurozone | EZU | ETF |
| F | FORD MOTOR COMPANY | F | Equity |
| FANG | DIAMONDBACK ENERGY, INC. | FANG | Equity |
| FAS | DIREXION DAILY FINANCIAL BULL 3X SHARES | FAS | ETF |
| FAST | FASTENAL COMPANY | FAST | Equity |
| FATE | Fate Therapeutics, Inc. | FATE | Equity |
| FAZ | DIREXION DAILY FINANCIAL BEAR 3X SHARES | FAZ | ETF |
| FB | FACEBOOK, INC. | FB | Equity |
| FBC | Flagstar Bancorp Inc. | FBC | Equity |
| FBHS | Fortune Brands Home & Security Inc. | FBHS | Equity |
| FBP | First BanCorp | FBP | Equity |
| FC | Franklin Covey Co. | FC | Equity |
| FCAU | FIAT CHRYSLER AUTOMOBILES N.V. | FCAU | Equity |
| FCEL | FUELCELL ENERGY, INC. | FCEL | Equity |
| FCG | First Trust ISE-Revere Natural Gas ETF | FCG | ETF |
| FCN | FTI CONSULTING, INC. | FCN | Equity |
| FCX | FREEPORT-MCMORAN COPPER & GOLD INC. | FCX | Equity |
| FDN | First Trust Dow Jones Internet ETF | FDN | ETF |
| FDS | FACTSET RESEARCH SYSTEMS | FDS | Equity |
| FDX | FEDEX CORPORATION | FDX | Equity |
| FE | FIRSTENERGY CORP. | FE | Equity |
| FELP | Foresight Energy LP | FELP | Equity |
| FENG | PHOENIX NEW MEDIA LIMITED | FENG | Equity |
| FET | Forum Energy Technologies, Inc. | FET | Equity |
| FEYE | FIREEYE, INC. | FEYE | Equity |
| FEZ | SPDR EURO STOXX 50 ETF | FEZ | ETF |
| FFIV | F5 NETWORKS, INC. | FFIV | Equity |
| FGEN | FibroGen, Inc. | FGEN | Equity |
| FGP | Ferrellgas Partners, L.P. | FGP | Equity |
| FHN | FIRST HORIZON NATIONAL CORPORATION | FHN | Equity |
| FICO | FAIR ISAAC CORPORATION | FICO | Equity |
| FII | FEDERATED INVESTORS, INC. | FII | Equity |
| FIS | Fidelity National Information Services, Inc. | FIS | Equity |
| FISV | FISERV INC | FISV | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| FIT | Fitbit, Inc. | FIT | Equity |
| FITB | FIFTH THIRD BANCORP | FITB | Equity |
| FIVE | Five Below Inc | FIVE | Equity |
| FIVN | Five9, Inc. | FIVN | Equity |
| FIX | Comfort Systems USA Inc. | FIX | Equity |
| FIZZ | National Beverage Corp | FIZZ | Equity |
| FL | FOOT LOCKER, INC. | FL | Equity |
| FLDM | Fluidigm Corporation | FLDM | Equity |
| FLEX | FLEXTRONICS LTD | FLEX | Equity |
| FLIR | FLIR SYSTEMS INC. | FLIR | Equity |
| FLNT | Fluent, Inc. | FLNT | Equity |
| FLO | FLOWERS FOODS, INC. | FLO | Equity |
| FLOW | SPX FLOW, Inc. | FLOW | Equity |
| FLR | FLUOR CORPORATION | FLR | Equity |
| FLS | Flowserve Corp. | FLS | Equity |
| FLT | Fleetcor Technologies Inc. | FLT | Equity |
| FLWS | 1-800-Flowers.com Inc. | FLWS | Equity |
| FLXN | Flexion Therapeutics, Inc. | FLXN | Equity |
| FLY | FLY LEASING LIMITED | FLY | Equity |
| FM | iShares MSCI Frontier 100 ETF | FM | ETF |
| FMC | FMC CORPORATION | FMC | Equity |
| FMX | Fomento Economico Mexicano, S.A.B. de C.V. | FMX | Equity |
| FN | Fabrinet | FN | Equity |
| FND | Floor & Decor Holdings, Inc. | FND | Equity |
| FNF | FIDELITY NATIONAL FINANCIAL | FNF | Equity |
| FNG | AdvisorShares New Tech and Media ETF | FNG | ETF |
| FNSR | FINISAR CORPORATION | FNSR | Equity |
| FNV | Franco-Nevada Corporation | FNV | Equity |
| FOE | Ferro Corp | FOE | Equity |
| FOLD | Amicus Therapeutics, Inc. | FOLD | Equity |
| FOMX | Foamix Pharmaceuticals Ltd. | FOMX | Equity |
| FOR | Forestar Group Inc. | FOR | Equity |
| FORM | FormFactor Inc. | FORM | Equity |
| FOSL | FOSSIL, INC. | FOSL | Equity |
| FOXA | (New) Fox Corporation Class A | FOXA | Equity |
| FPI | Farmland Partners Inc. | FPI | Equity |
| FPRX | Five Prime Therapeutics, Inc. | FPRX | Equity |
| FR | First Industrial Realty Trust | FR | Equity |
| FRAC | Keane Group, Inc. | FRAC | Equity |
| FRAN | Francesca's Holding Corp. | FRAN | Equity |
| FRC | First Republic Bank | FRC | Equity |
| FRED | Fred's, Inc. | FRED | Equity |
| FRGI | Fiesta Restaurant Group Inc | FRGI | Equity |
| FRO | FRONTLINE LIMITED | FRO | Equity |
| FRPT | Freshpet, Inc. | FRPT | Equity |
| FSCT | ForeScout Technologies, Inc. | FSCT | Equity |
| FSLR | FIRST SOLAR, INC. | FSLR | Equity |
| FSM | Fortuna Silver Mines Inc. | FSM | Equity |
| FSTR | LB Foster Co. | FSTR | Equity |
| FTAI | Fortress Transportation and Infrastructure Investors LLC | FTAI | Equity |
| FTD | FTD Companies, Inc. | FTD | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| FTI | FMC TECHNOLOGIES, INC. | FTI | Equity |
| FTK | Flotek Industries Inc | FTK | Equity |
| FTNT | FORTINET INC. | FTNT | Equity |
| FTR | FRONTIER COMMUNICATIONS CORPORATION | FTR | Equity |
| FTV | Fortive Corporation | FTV | Equity |
| FULT | Fulton Financial Corporation | FULT | Equity |
| FUN | CEDAR FAIR, L.P. | FUN | Equity |
| FWONA | Formula One Group | FWONA | Equity |
| FWONK | Liberty Media Corporation Series C Liberty Formula One | FWONK | Equity |
| FXA | CurrencyShares Australian Dollar Trust | FXA | ETF |
| FXB | CurrencyShares British Pound Sterling Trust | FXB | ETF |
| FXC | CurrencyShares Canadian Dollar Trust | FXC | ETF |
| FXE | CURRENCYSHARES EURO TRUST | FXE | ETF |
| FXF | CurrencyShares Swiss Franc ETF | FXF | ETF |
| FXH | First Trust Health Care AlphaDEX ETF | FXH | ETF |
| FXI | ISHARES FTSE CHINA 25 INDEX FUND | FXI | ETF |
| FXP | ProShares UltraShort FTSE China 50 | FXP | ETF |
| FXY | CURRENCYSHARES JAPANESE YEN TRUST | FXY | ETF |
| G | GENPACT LIMITED | G | Equity |
| GALT | GALECTIN THERAPEUTICS, INC. | GALT | Equity |
| GASL | Direxion Daily Nat Gas Rltd Bull 3x ETF | GASL | ETF |
| GATX | GATX Corporation | GATX | Equity |
| GBT | Global Blood Therapeutics, Inc. | GBT | Equity |
| GBX | THE GREENBRIER COMPANIES, INC. | GBX | Equity |
| GCAP | GAIN Capital Holdings, Inc. | GCAP | Equity |
| GCI | Gannett Co., Inc. | GCI | Equity |
| GCO | Genesco Inc. | GCO | Equity |
| GD | GENERAL DYNAMICS CORPORATION | GD | Equity |
| GDDY | GoDaddy Inc. | GDDY | Equity |
| GDEN | Golden Entertainment, Inc. | GDEN | Equity |
| GDI | Gardner Denver Holdings, Inc. | GDI | Equity |
| GDOT | Green Dot Corporation | GDOT | Equity |
| GDS | GDS Holdings Limited | GDS | Equity |
| GDX | MARKET VECTORS GOLD MINERS ETF | GDX | ETF |
| GDXJ | VANECK VECTORS JUNIOR GOLD MINERS ETF | GDXJ | ETF |
| GE | GENERAL ELECTRIC COMPANY | GE | Equity |
| GEF | Greif, Inc. | GEF | Equity |
| GEL | Genesis Energy L.P. | GEL | Equity |
| GEN | Genesis Healthcare, Inc. | GEN | Equity |
| GEO | GEO Group Inc (The) | GEO | Equity |
| GEOS | GEOSPACE TECHNOLOGIES CORPORATION | GEOS | Equity |
| GERN | GERON CORPORATION | GERN | Equity |
| GES | GUESS? INC. | GES | Equity |
| GFF | Griffon Corporation | GFF | Equity |
| GFI | GOLD FIELDS LTD. | GFI | Equity |
| GGAL | GRUPO FINANCIERO GALICIA S.A. | GGAL | Equity |
| GGB | GERDAU S.A. (ADR) | GGB | Equity |
| GGG | GRACO, INC. | GGG | Equity |
| GHDX | Genomic Health, Inc. | GHDX | Equity |
| GHL | Greenhill & Co., Inc. | GHL | Equity |
| GIII | G-III Apparel Group Ltd | GIII | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| GIL | Gildan Activewear Inc | GIL | Equity |
| GILD | GILEAD SCIENCES INC. | GILD | Equity |
| GIS | GENERAL MILLS, INC. | GIS | Equity |
| GLAD | Gladstone Capital Corporation | GLAD | Equity |
| GLD | SPDR GOLD TRUST | GLD | ETF |
| GLDD | Great Lakes Dredge & Dock | GLDD | Equity |
| GLIBA | GCI Liberty, Inc. | GLIBA | Equity |
| GLL | ProShares UltraShort Gold | GLL | ETF |
| GLNG | Golar LNG ltd | GLNG | Equity |
| GLOB | Globant S.A. | GLOB | Equity |
| GLOG | GASLOG LTD. | GLOG | Equity |
| GLOP | GasLog Partners LP | GLOP | Equity |
| GLP | Global Partners LP | GLP | Equity |
| GLPI | Gaming and Leisure Properties Inc | GLPI | Equity |
| GLRE | Greenlight Capital Re, Ltd. | GLRE | Equity |
| GLUU | Glu Mobile Inc | GLUU | Equity |
| GLW | CORNING INC. | GLW | Equity |
| GLYC | GlycoMimetics, Inc. | GLYC | Equity |
| GM | GENERAL MOTORS COMPANY | GM | Equity |
| GME | GAMESTOP CORPORATION | GME | Equity |
| GMED | GLOBUS MEDICAL, INC. | GMED | Equity |
| GMLP | Golar LNG Partners LP | GMLP | Equity |
| GNC | GNC HOLDINGS INC. | GNC | Equity |
| GNCA | Genocea Biosciences, Inc. | GNCA | Equity |
| GNE | Genie Energy Ltd. | GNE | Equity |
| GNMX | Aevi Genomic Medicine, Inc. | GNMX | Equity |
| GNRC | Generac Holdings Inc | GNRC | Equity |
| GNTX | GENTEX CORP. | GNTX | Equity |
| GNW | GENWORTH FINANCIAL INC. | GNW | Equity |
| GOGL | Golden Ocean Group Limited | GOGL | Equity |
| GOGO | GOGO, INC. | GOGO | Equity |
| GOLD | Barrick Gold Corporation | GOLD | Equity |
| GOOD | Gladstone Commercial Corporation | GOOD | Equity |
| GOOG | Alphabet Inc. Class C | GOOG | Equity |
| GOOGL | Alphabet Inc. Class A | GOOGL | Equity |
| GOOS | Canada Goose Holdings Inc. | GOOS | Equity |
| GORO | Gold Resource Corporation | GORO | Equity |
| GPC | GENUINE PARTS | GPC | Equity |
| GPI | GROUP 1 AUTOMOTIVE INC. | GPI | Equity |
| GPK | Graphic Packaging Holding Company | GPK | Equity |
| GPN | GLOBAL PAYMENTS INC. | GPN | Equity |
| GPOR | Gulfport Energy Corporation | GPOR | Equity |
| GPRE | Green Plains Renewable Energy, Inc. | GPRE | Equity |
| GPRO | GOPRO, INC. | GPRO | Equity |
| GPS | GAP INC. | GPS | Equity |
| GRA | W.R. GRACE & CO. | GRA | Equity |
| GREK | Global X MSCI Greece ETF | GREK | ETF |
| GRMN | GARMIN LTD. | GRMN | Equity |
| GROW | U.S. Global Investors, Inc. | GROW | Equity |
| GRPN | GROUPON, INC. | GRPN | Equity |
| GRUB | GRUBHUB INC. | GRUB | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| GS | THE GOLDMAN SACHS GROUP, INC. | GS | Equity |
| GSAT | Globalstar, Inc | GSAT | Equity |
| GSK | GLAXOSMITHKLINE PLC | GSK | Equity |
| GSKY | GreenSky, Inc. | GSKY | Equity |
| GSM | Globe Specialty Metals Inc | GSM | Equity |
| GSUM | Gridsum Holding Inc. | GSUM | Equity |
| GSVC | GSV Capital Corp | GSVC | Equity |
| GT | GOODYEAR TIRE & RUBBER COMPANY | GT | Equity |
| GTE | Gran Tierra Energy Inc. | GTE | Equity |
| GTES | Gates Industrial Corporation plc | GTES | Equity |
| GTLS | Chart Industries Inc | GTLS | Equity |
| GTN | Gray Television, Inc. | GTN | Equity |
| GTT | GTT Communications, Inc. | GTT | Equity |
| GTY | Getty Realty Corp. | GTY | Equity |
| GURE | Gulf Resources Inc. | GURE | Equity |
| GUSH | Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF | GUSH | ETF |
| GV | Goldfield Corp. | GV | Equity |
| GVA | Granite Construction Incorporated | GVA | Equity |
| GWPH | GW PHARMACEUTICALS PLC | GWPH | Equity |
| GWR | Genesee & Wyoming Inc. | GWR | Equity |
| GWRE | Guidewire Software, Inc. | GWRE | Equity |
| GWW | GRAINGER, W.W. INC. | GWW | Equity |
| GXG | Global X MSCI Colombia ETF | GXG | ETF |
| H | Hyatt Hotels Corporation | H | Equity |
| HA | Hawaiian Holdings, Inc. | HA | Equity |
| HABT | Habit Restaurants, Inc. | HABT | Equity |
| HACK | PureFunds ISE Cyber Security ETF | HACK | ETF |
| HAIN | THE HAIN CELESTIAL GROUP, INC. | HAIN | Equity |
| HAL | HALLIBURTON COMPANY | HAL | Equity |
| HALO | Halozyme Therapeutics Inc. | HALO | Equity |
| HAO | Guggenheim China Small Cap ETF | HAO | ETF |
| HAS | HASBRO INC. | HAS | Equity |
| HBAN | HUNTINGTON BANCSHARES INCORPORATED | HBAN | Equity |
| HBI | Hanesbrands Inc. | HBI | Equity |
| HBM | HudBay Minerals, Inc. | HBM | Equity |
| HCA | HCA HOLDINGS, INC. | HCA | Equity |
| HCC | Warrior Met Coal, Inc. | HCC | Equity |
| HCI | HCI Group, Inc. | HCI | Equity |
| HCP | HCP, Inc. | HCP | Equity |
| HCR | Hi-Crush Inc. | HCR | Equity |
| HD | THE HOME DEPOT, INC. | HD | Equity |
| HDB | HDFC BANK LTD | HDB | Equity |
| HDGE | AdvisorShares Ranger Equity Bear ETF | HDGE | ETF |
| HDS | HD SUPPLY HOLDINGS, INC. | HDS | Equity |
| HDSN | Hudson Technologies, Inc. | HDSN | Equity |
| HE | Hawaiian Electric Industries Inc. | HE | Equity |
| HEAR | Turtle Beach Corporation | HEAR | Equity |
| HEDJ | WisdomTree Europe Hedged Equity Fund | HEDJ | ETF |
| HEES | H&E Equipment Services, Inc. | HEES | Equity |
| HEP | Holly Energy Partners L.P. | HEP | Equity |
| HES | HESS CORPORATION | HES | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| HFC | HOLLYFRONTIER CORPORATION | HFC | Equity |
| HGV | Hilton Grand Vacations Inc. | HGV | Equity |
| HHC | The Howard Hughes Corporation | HHC | Equity |
| HI | Hillenbrand Inc | HI | Equity |
| HIBB | Hibbett Sports Inc | HIBB | Equity |
| HIG | THE HARTFORD FINANCIAL SERVICES GROUP, INC. | HIG | Equity |
| HII | Huntington Ingalls Industries, Inc. | HII | Equity |
| HIIQ | Health Insurance Innovations, Inc. | HIIQ | Equity |
| HIMX | Himax Technologies, Inc. | HIMX | Equity |
| HIVE | Aerohive Networks, Inc. | HIVE | Equity |
| HK | HALCON RESOURCES CORPORATION | HK | Equity |
| HL | HECLA MINING COMPANY | HL | Equity |
| HLF | HERBALIFE LTD. | HLF | Equity |
| HLIT | Harmonic Inc | HLIT | Equity |
| HLT | HILTON WORLDWIDE HOLDINGS INC. | HLT | Equity |
| HLTH | Nobilis Health Corp. | HLTH | Equity |
| HLX | HELIX ENERGY SOLUTIONS GROUP INC | HLX | Equity |
| HMC | HONDA MOTOR COMPANY LTD | HMC | Equity |
| HMHC | Houghton Mifflin Harcourt Co. | HMHC | Equity |
| HMSY | HMS Holdings Corp. | HMSY | Equity |
| HMY | HARMONY GOLD MINING COMPANY LIMITED | HMY | Equity |
| HOG | HARLEY-DAVIDSON, INC. | HOG | Equity |
| HOLI | Hollysys Automation Technologies Ltd. | HOLI | Equity |
| HOLX | HOLOGIC, INC. | HOLX | Equity |
| HOMB | Home Bancshares, Inc. | HOMB | Equity |
| HOME | At Home Group Inc. | HOME | Equity |
| HON | HONEYWELL INTERNATIONAL INC. | HON | Equity |
| HOS | HORNBECK OFFSHORE SERVICES INC | HOS | Equity |
| HP | HELMERICH & PAYNE INC | HP | Equity |
| HPE | Hewlett Packard Enterprise Company | HPE | Equity |
| HPJ | HIGHPOWER INTERNATIONAL, INC. | HPJ | Equity |
| HPQ | HP Inc. | HPQ | Equity |
| HPR | High Point Resources Corp. | HPR | Equity |
| HPT | HOSPITALITY PROPERTIES TRUST | HPT | Equity |
| HQY | HealthEquity, Inc. | HQY | Equity |
| HR | Healthcare Realty Trust Incorporated | HR | Equity |
| HRB | H&R BLOCK, INC. | HRB | Equity |
| HRC | Hill-Rom Holdings, Inc. | HRC | Equity |
| HRI | Herc Holdings Inc. | HRI | Equity |
| HRL | HORMEL FOODS CORPORATION | HRL | Equity |
| HRS | HARRIS CORPORATION | HRS | Equity |
| HRTG | Heritage Insurance Holdings, Inc. | HRTG | Equity |
| HRTX | Heron Therapeutics, Inc. | HRTX | Equity |
| HSBC | HSBC HOLDINGS PLC | HSBC | Equity |
| HSC | Harsco Corporation | HSC | Equity |
| HSIC | Henry Schein, Inc. | HSIC | Equity |
| HSII | Heidrick & Struggles International Inc. | HSII | Equity |
| HST | Host Hotels & Resorts | HST | Equity |
| HSY | HERSHEY CO THE | HSY | Equity |
| HT | Hersha Hospitality Trust | HT | Equity |
| HTA | Healthcare Trust of America Inc. | HTA | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| HTGC | Hercules Capital, Inc. | HTGC | Equity |
| HTH | Hilltop Holdings Inc. | HTH | Equity |
| HTHT | China Lodging Group, Limited | HTHT | Equity |
| HTZ | HERTZ GLOBAL HOLDINGS, INC | HTZ | Equity |
| HUBG | Hub Group, Inc. | HUBG | Equity |
| HUBS | HubSpot, Inc. | HUBS | Equity |
| HUM | HUMANA INC. | HUM | Equity |
| HUN | HUNTSMAN CORPORATION | HUN | Equity |
| HUYA | HUYA Inc. | HUYA | Equity |
| HWC | Hancock Whitney Corporation | HWC | Equity |
| HXL | HEXCEL CORPORATION | HXL | Equity |
| HYG | ISHARES IBOXX $ HIGH YIELD CORPORATE BOND | HYG | ETF |
| HYGS | Hydrogenics Corporation | HYGS | Equity |
| HYLD | AdvisorShares Peritus High Yield ETF | HYLD | ETF |
| HZNP | Horizon Pharma, Inc. | HZNP | Equity |
| HZO | MARINEMAX , INC. | HZO | Equity |
| I | INTELSAT S.A. | I | Equity |
| IAC | IAC/InterActiveCorp | IAC | Equity |
| IAG | IAMGOLD CORPORATION | IAG | Equity |
| IART | Integra LifeSciences Holdings Corporation | IART | Equity |
| IAT | iShares US Regional Banks | IAT | ETF |
| IAU | iShares Gold Trust | IAU | ETF |
| IBB | ISHARES NASDAQ BIOTECHNOLOGY | IBB | ETF |
| IBKC | IBERIABANK Corporation | IBKC | Equity |
| IBKR | Interactive Brokers Group Inc | IBKR | Equity |
| IBM | INTERNATIONAL BUSINESS MACHINES CORPORATION | IBM | Equity |
| IBN | ICICI BANK LIMITED | IBN | Equity |
| ICAD | iCAD Inc. | ICAD | Equity |
| ICE | Intercontinental Exchange Inc | ICE | Equity |
| ICHR | Ichor Holdings, Ltd. | ICHR | Equity |
| ICLR | ICON Public Limited Company | ICLR | Equity |
| ICPT | INTERCEPT PHARMACEUTICALS, INC. | ICPT | Equity |
| IDCC | INTERDIGITAL, INC. | IDCC | Equity |
| IDEX | Ideanomics, Inc. | IDEX | Equity |
| IDRA | IDERA PHARMACEUTICALS, INC. | IDRA | Equity |
| IDT | IDT Corporation | IDT | Equity |
| IDXX | IDEXX Laboratories, Inc. | IDXX | Equity |
| IEF | iShares 7 -10 Year Treasury Bond ETF | IEF | Equity |
| IEI | iShares 3-7 Year Treasury Bond ETF | IEI | ETF |
| IEMG | iShares Core MSCI Emerging Markets | IEMG | ETF |
| IEO | iShares U.S. Oil&Gas Explor&Prodtn | IEO | ETF |
| IEP | ICAHN ENTERPRISES, L.P. | IEP | Equity |
| IEV | iShares Europe | IEV | ETF |
| IEX | IDEX Corporation | IEX | Equity |
| IEZ | iShares U.S. Oil Equipment&Services | IEZ | ETF |
| IFF | International Flavors & Fragrances Inc. | IFF | Equity |
| IGN | iShares North American Tech-Multimd Ntwk | IGN | ETF |
| IGT | International Game Technology Plc | IGT | Equity |
| IGV | Tech-Software Sector ETF | IGV | ETF |
| IIVI | II-VI INCORPORATED | IIVI | Equity |
| IJH | iShares Core S&P Mid-Cap ETF | IJH | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| IJR | iShares Core S&P Small-Cap ETF | IJR | ETF |
| IJS | iShares S&P Small-Cap 600 Value | IJS | ETF |
| ILF | iShares Latin America 40 | ILF | ETF |
| ILMN | ILLUMINA INC. | ILMN | Equity |
| IMAX | IMAX CORPORATION | IMAX | Equity |
| IMGN | IMMUNOGEN INC | IMGN | Equity |
| IMKTA | Ingles Markets, Incorporated | IMKTA | Equity |
| IMMR | IMMERSION CORP | IMMR | Equity |
| IMMU | IMMUNOMEDICS INC | IMMU | Equity |
| IMO | IMPERIAL OIL LTD. | IMO | Equity |
| INAP | Internap Corporation | INAP | Equity |
| INCY | INCYTE GENOMICS INC | INCY | Equity |
| INDA | iShares MSCI India | INDA | ETF |
| INDL | Direxion Daily India Bull 3x ETF | INDL | ETF |
| INFI | INFINITY PHARMACEUTICALS, INC. | INFI | Equity |
| INFN | Infinera Corporation | INFN | Equity |
| INFO | IHS Markit Ltd. | INFO | Equity |
| INFY | INFOSYS LTD. | INFY | Equity |
| ING | ING GROEP N.V. | ING | Equity |
| INGN | Inogen, Inc. | INGN | Equity |
| INGR | Ingredion Incorporated | INGR | Equity |
| INO | INOVIO PHARMACEUTICALS, INC. | INO | Equity |
| INOV | Inovalon Holdings, Inc. | INOV | Equity |
| INSG | Inseego Corporation | INSG | Equity |
| INSM | Insmed, Inc. | INSM | Equity |
| INSY | Insys Therapeutics Inc | INSY | Equity |
| INT | World Fuel Services Corporation | INT | Equity |
| INTC | INTEL CORPORATION | INTC | Equity |
| INTU | INTUIT CORP | INTU | Equity |
| INVA | Innoviva, Inc. | INVA | Equity |
| INVE | Identiv Inc. | INVE | Equity |
| INWK | InnerWorkings, Inc. | INWK | Equity |
| INXN | InterXion Holding NV | INXN | Equity |
| IO | ION Geophysical Corporation | IO | Equity |
| IONS | Ionis Pharmaceuticals, Inc. | IONS | Equity |
| IOVA | Iovance Biotherapeutics, Inc. | IOVA | Equity |
| IP | INTERNATIONAL PAPER COMPANY | IP | Equity |
| IPG | THE INTERPUBLIC GROUP OF COMPANIES, INC. | IPG | Equity |
| IPGP | IPG Photonics Corp | IPGP | Equity |
| IPHI | Inphi Corporation | IPHI | Equity |
| IPI | Intrepid Potash, Inc. | IPI | Equity |
| IQ | iQIYI, Inc. | IQ | Equity |
| IQV | IQVIA Holdings Inc. | IQV | Equity |
| IR | INGERSOLL-RAND PLC | IR | Equity |
| IRBT | iRobot Corporation | IRBT | Equity |
| IRDM | Iridium Communications Inc. | IRDM | Equity |
| IRET | Investors Real Estate Trust | IRET | Equity |
| IRM | IRON MOUNTAIN INC. (elec div) | IRM | Equity |
| IRT | Independence Realty Trust, Inc. | IRT | Equity |
| IRWD | Ironwood Pharmaceuticals Inc | IRWD | Equity |
| ISBC | Investors Bancorp, Inc | ISBC | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ISEE | IVERIC bio, Inc. | ISEE | Equity |
| ISRG | INTUITIVE SURGICAL, INC. | ISRG | Equity |
| IT | Gartner, Inc. | IT | Equity |
| ITA | iShares US Aerospace and Defense ETF | ITA | ETF |
| ITB | ISHARES U.S. HOME CONSTRUCTION ETF | ITB | ETF |
| ITCI | Intra-Cellular Therapies, Inc. | ITCI | Equity |
| ITGR | Integer Holdings Corporation | ITGR | Equity |
| ITRI | ITRON, INC. | ITRI | Equity |
| ITT | ITT Inc. | ITT | Equity |
| ITUB | ITAU UNIBANCO HOLDING S.A. | ITUB | Equity |
| ITW | ILLINOIS TOOL WORKS INC. | ITW | Equity |
| IVAC | Intevac Inc. | IVAC | Equity |
| IVR | INVESCO MORTGAGE CAPITAL INCCOM | IVR | Equity |
| IVV | iShares Core S&P 500 ETF | IVV | ETF |
| IVW | iShares S&P 500 Growth ETF | IVW | ETF |
| IVZ | Invesco Ltd | IVZ | Equity |
| IWB | iShares Russell 1000 | IWB | ETF |
| IWC | iSHARES RUSSELL MICROCAP INDEX | IWC | ETF |
| IWD | ISHARES RUSSELL 1000 VALUE ETF | IWD | ETF |
| IWF | iShares Russell 1000 Growth ETF | IWF | ETF |
| IWM | ISHARES RUSSELL 2000 INDEX | IWM | ETF |
| IWN | ISHRS RUSSELL 2000 VALUE ETF | IWN | ETF |
| IWO | ISHRS RUSSELL 2000 GROWTH INDX | IWO | ETF |
| IWP | iShares Russell Midcap Growth Index Fund ETF | IWP | ETF |
| IWR | ISHARES RUSSELL MIDCAP INDEX FUND | IWR | ETF |
| IWS | ISHARES RUSSELL MIDCAP VALUE INDEX FUND | IWS | ETF |
| IYE | ISHARES DJ US ENERGY SECTOR ETF | IYE | ETF |
| IYM | ISHARES DOW JONES U.S. BASIC MATERIALS SECT | IYM | ETF |
| IYR | ISHARES DOW JONES US REAL ESTATE | IYR | ETF |
| IYT | ISHARES DOW JONES TRANSPORTATION AVERAGE | IYT | ETF |
| IYW | iShares US Technology | IYW | ETF |
| IYZ | iShares US Telecommunications | IYZ | ETF |
| JACK | JACK IN THE BOX, INC | JACK | Equity |
| JAG | Jagged Peak Energy Inc. | JAG | Equity |
| JAKK | JAKKS PACIFIC, INC. | JAKK | Equity |
| JAZZ | Jazz Pharmaceuticals Plc | JAZZ | Equity |
| JBHT | JB HUNT TRANSPORT SERVICES INC. | JBHT | Equity |
| JBL | JABIL CIRCUIT INC. | JBL | Equity |
| JBLU | JETBLUE AIRWAYS CORPORATI | JBLU | Equity |
| JBT | John Bean Technologies Corporation | JBT | Equity |
| JCI | Johnson Controls International plc | JCI | Equity |
| JCOM | j2 Global, Inc. | JCOM | Equity |
| JCP | J. C. PENNEY COMPANY, INC. | JCP | Equity |
| JD | JD.COM, INC. | JD | Equity |
| JDST | DIREXION DAILY JR GLD MNRS BEAR 3X ETF | JDST | ETF |
| JE | Just Energy Group Inc. | JE | Equity |
| JEC | JACOBS ENGINEERING GROUP, INC. | JEC | Equity |
| JEF | Jefferies Financial Group Inc. | JEF | Equity |
| JILL | J.Jill, Inc. | JILL | Equity |
| JKHY | Jack Henry & Associates Inc. | JKHY | Equity |
| JKS | Jinkosolar Holding Company Limited | JKS | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| JLL | Jones Lang LaSalle Incorporated | JLL | Equity |
| JMEI | JUMEI INTERNATIONAL HOLDING LIMITED | JMEI | Equity |
| JNCE | Jounce Therapeutics, Inc. | JNCE | Equity |
| JNJ | JOHNSON & JOHNSON | JNJ | Equity |
| JNK | SPDR BARCLAYS HIGH YIELD BOND | JNK | ETF |
| JNPR | JUNIPER NETWORKS, INC. | JNPR | Equity |
| JNUG | DIREXION DAILY JR GLD MNRS BULL 3X ETF | JNUG | ETF |
| JO | iPath Series B Bloomberg Coffee Subindex Total Return ETN | JO | ETF |
| JOE | ST. JOE CORPORATION | JOE | Equity |
| JPM | JPMORGAN CHASE & COMPANY | JPM | Equity |
| JRJC | CHINA FINANCE ONLINE CO., LTD. | JRJC | Equity |
| JWN | NORDSTROM INC. | JWN | Equity |
| K | KELLOGG COMPANY | K | Equity |
| KALU | Kaiser Aluminum Corporation | KALU | Equity |
| KAR | KAR AUCTION SERVICES, INC. | KAR | Equity |
| KBE | SPDR S&P BANK ETF | KBE | ETF |
| KBH | KB HOME | KBH | Equity |
| KBR | KBR, Inc. | KBR | Equity |
| KBWB | PowerShares KBW Bank ETF | KBWB | ETF |
| KDP | Keurig Dr. Pepper Inc. | KDP | Equity |
| KEM | Kemet Corporation | KEM | Equity |
| KEP | KOREA ELECTRIC POWER CORP. | KEP | Equity |
| KEX | KIRBY  CORPORATION | KEX | Equity |
| KEY | KEYCORP | KEY | Equity |
| KEYS | Keysight Technologies Inc. | KEYS | Equity |
| KFY | KORN/FERRY INTERNATIONAL | KFY | Equity |
| KGC | KINROSS GOLD CORPORATION | KGC | Equity |
| KHC | The Kraft Heinz Company | KHC | Equity |
| KIE | SPDR S&P Insurance ETF | KIE | ETF |
| KIM | KIMCO REALTY CORP. | KIM | Equity |
| KIN | Kindred Biosciences, Inc. | KIN | Equity |
| KIRK | Kirkland's Inc. | KIRK | Equity |
| KKR | KKR & Co. LP | KKR | Equity |
| KL | Kirkland Lake Gold Ltd. | KL | Equity |
| KLAC | KLA-TENCOR CORPORATION | KLAC | Equity |
| KLIC | KULICKE AND SOFFA IND INC | KLIC | Equity |
| KMB | KIMBERLY-CLARK CORPORATION | KMB | Equity |
| KMI | KINDER MORGAN, INC. | KMI | Equity |
| KMT | Kennametal Inc. | KMT | Equity |
| KMX | CARMAX INC. | KMX | Equity |
| KN | KNOWLES CORPORATION | KN | Equity |
| KNDI | Kandi Technologies Corporation | KNDI | Equity |
| KNOP | KNOT Offshore Partners LP | KNOP | Equity |
| KNX | Knight-Swift Transportation Holdings Inc. | KNX | Equity |
| KO | THE COCA-COLA COMPANY | KO | Equity |
| KODK | Eastman Kodak Company | KODK | Equity |
| KOL | Market Vectors Coal ETF | KOL | ETF |
| KOLD | ProShares UltraShort Bloomberg Natrl Gas | KOLD | ETF |
| KOPN | Kopin Corporation | KOPN | Equity |
| KOS | Kosmos Energy Ltd | KOS | Equity |
| KPTI | KARYOPHARM THERAPEUTICS, INC. | KPTI | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| KR | THE KROGER COMPANY | KR | Equity |
| KRA | Kraton Performance Polymers Inc. | KRA | Equity |
| KRC | Kilroy Realty Corp. | KRC | Equity |
| KRE | SPDR S&P REGIONAL BANKING ETF | KRE | ETF |
| KRNT | Kornit Digital Ltd. | KRNT | Equity |
| KRNY | Kearny Financial Corp. | KRNY | Equity |
| KRO | Kronos Worldwide, Inc. | KRO | Equity |
| KSS | KOHL'S CORPORATION | KSS | Equity |
| KSU | KANSAS CITY SOUTHERN | KSU | Equity |
| KTOS | Kratos Defense & Security Solutions, Inc. | KTOS | Equity |
| KW | Kennedy-Wilson Holdings Inc. | KW | Equity |
| KWEB | KraneShares CSI China Internet ETF | KWEB | ETF |
| KYN | Kayne Anderson MLP Investment Company | KYN | Equity |
| L | LOEWS CORPORATION | L | Equity |
| LABD | Direxion Daily S&P Biotech Bear 3X ETF | LABD | ETF |
| LABU | Direxion Daily S&P Biotech Bull 3X ETF | LABU | ETF |
| LAD | Lithia Motors Inc | LAD | Equity |
| LADR | Ladder Capital Corp | LADR | Equity |
| LAMR | LAMAR ADVERTISING COMPANY | LAMR | Equity |
| LAZ | LAZARD LTD. | LAZ | Equity |
| LB | L BRANDS, INC. | LB | Equity |
| LBRDK | Liberty Broadband Corporation | LBRDK | Equity |
| LBTYA | LIBERTY GLOBAL INC | LBTYA | Equity |
| LBTYK | LIBERTY GLOBAL PLC | LBTYK | Equity |
| LC | LendingClub Corporation | LC | Equity |
| LCI | LANNETT COMPANY, INC. | LCI | Equity |
| LCII | LCI Industries (LCII) | LCII | Equity |
| LDL | Lydall, Inc | LDL | Equity |
| LDOS | LUMOS NETWORKS CORPORATION | LDOS | Equity |
| LE | LANDS' END, INC. | LE | Equity |
| LEA | Lear Corporation | LEA | Equity |
| LEAF | Leaf Group Ltd. | LEAF | Equity |
| LECO | Lincoln Electric Holdings, Inc. | LECO | Equity |
| LEE | Lee Enterprises, Incorporated | LEE | Equity |
| LEG | LEGGETT & PLATT, INC. | LEG | Equity |
| LEJU | Leju Holdings Limited | LEJU | Equity |
| LEN | LENNAR CORPORATION | LEN | Equity |
| LEVI | Levi Strauss & Co. | LEVI | Equity |
| LFC | CHINA LIFE INSURANCE CO., LTD. | LFC | Equity |
| LGCY | Legacy Reserves LP | LGCY | Equity |
| LGIH | LGI Homes, Inc. | LGIH | Equity |
| LGND | Ligand Pharmaceuticals Inc. | LGND | Equity |
| LH | LABORATORY CORP OF AMER HLDG | LH | Equity |
| LHCG | LHC Group, Inc. | LHCG | Equity |
| LII | LENNOX INTERNATIONAL, INC. | LII | Equity |
| LILA | LiLAC Group | LILA | Equity |
| LILAK | Liberty LiLAC Group | LILAK | Equity |
| LIN | Linde plc | LIN | Equity |
| LIT | Global X Lithium & Battery ETF | LIT | ETF |
| LITE | Lumentum Holdings Inc. | LITE | Equity |
| LIVN | LivaNova PLC | LIVN | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| LJPC | La Jolla Pharmaceutical Company | LJPC | Equity |
| LKQ | LKQ Corporation | LKQ | Equity |
| LL | Lumber Liquidators Holdings Inc | LL | Equity |
| LLL | L-3 COMMUNICATIONS (dist) | LLL | Equity |
| LLNW | Limelight Networks, Inc. | LLNW | Equity |
| LLY | ELI LILLY AND COMPANY | LLY | Equity |
| LM | LEGG MASON INC. | LM | Equity |
| LMNX | Luminex Corporation | LMNX | Equity |
| LMT | LOCKHEED MARTIN CORPORATION | LMT | Equity |
| LN | LINE Corporation | LN | Equity |
| LNC | LINCOLN NATIONAL CORPORATION | LNC | Equity |
| LNDC | Landec Corporation | LNDC | Equity |
| LNG | CHENIERE ENERGY, INC. | LNG | Equity |
| LNN | Lindsay Corporation | LNN | Equity |
| LNT | Alliant Energy Corporation | LNT | Equity |
| LOCO | EL POLLO LOCO HOLDINGS, INC. | LOCO | Equity |
| LOGI | Logitech International S.A. | LOGI | Equity |
| LOGM | LogMein, Inc. | LOGM | Equity |
| LOPE | Grand Canyon Education, Inc. | LOPE | Equity |
| LORL | Loral Space & Communications, Inc. | LORL | Equity |
| LOW | LOWE'S COMPANIES INC. | LOW | Equity |
| LPCN | Lipocine Inc. | LPCN | Equity |
| LPI | Laredo Petroleum Holdings, Inc. | LPI | Equity |
| LPL | LG Display Co., Ltd. | LPL | Equity |
| LPLA | LPL Financial Holdings Inc. | LPLA | Equity |
| LPSN | LivePerson, Inc. | LPSN | Equity |
| LPX | LOUISIANA-PACIFIC CORPORATION | LPX | Equity |
| LQD | iShares iBoxx $ Invst Grade Crp Bond | LQD | ETF |
| LQDT | LIQUIDITY SERVICES, INC. | LQDT | Equity |
| LRCX | LAM RESEARCH CORPORATION | LRCX | Equity |
| LRN | K12, Inc. | LRN | Equity |
| LSCC | Lattice Semiconductor Corporation | LSCC | Equity |
| LSI | Life Storage, Inc. | LSI | Equity |
| LSTR | LANDSTAR SYSTEM INC | LSTR | Equity |
| LSXMA | The Liberty SiriusXM Group | LSXMA | Equity |
| LTC | LTC Properties Inc. | LTC | Equity |
| LTRPA | Liberty TripAdvisor Holdings, Inc. | LTRPA | Equity |
| LULU | LULULEMON ATHLETICA INC. | LULU | Equity |
| LUV | SOUTHWEST AIRLINES COMPANY | LUV | Equity |
| LVS | LAS VEGAS SANDS CORPORATION | LVS | Equity |
| LW | Lamb Weston Holdings, Inc. | LW | Equity |
| LX | LexinFintech Holdings Ltd. | LX | Equity |
| LXP | Lexington Realty Trust | LXP | Equity |
| LXRX | Lexicon Pharmaceuticals, Inc. | LXRX | Equity |
| LXU | LSB Industries Inc. | LXU | Equity |
| LYB | LYONDELLBASELL INDUSTRIES NV | LYB | Equity |
| LYFT | Lyft, Inc. | LYFT | Equity |
| LYG | Lloyds Banking Group Plc ADR | LYG | Equity |
| LYV | Live Nation Entertainment Inc | LYV | Equity |
| LZB | LA-Z-BOY INC. | LZB | Equity |
| M | MACY'S, INC. | M | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| MA | MASTERCARD INCORPORATED | MA | Equity |
| MAA | Mid-America Apartment Communities Inc. | MAA | Equity |
| MAC | THE MACERICH COMPANY | MAC | Equity |
| MACK | Merrimack Pharmaceuticals Inc | MACK | Equity |
| MAG | MAG Silver Corp. | MAG | Equity |
| MAIN | Main Street Capital Corporation | MAIN | Equity |
| MAN | MANPOWERGROUP INC. | MAN | Equity |
| MANH | MANHATTAN ASSOCIATES INC. | MANH | Equity |
| MANT | ManTech International Corporation | MANT | Equity |
| MANU | Manchester United plc | MANU | Equity |
| MAR | MARRIOTT INTERNATIONAL, INC. | MAR | Equity |
| MARK | Remark Holdings, Inc. | MARK | Equity |
| MAS | MASCO CORP. | MAS | Equity |
| MASI | Masimo Corporation | MASI | Equity |
| MAT | MATTEL, INC. | MAT | Equity |
| MATX | Matson, Inc. | MATX | Equity |
| MBB | iShares Barclays MBS Bond Fund ETF | MBB | ETF |
| MBI | MBIA INC. | MBI | Equity |
| MBT | MOBILE TELE SYSTEMS OJSC | MBT | Equity |
| MBUU | Malibu Boats, Inc. | MBUU | Equity |
| MCD | MCDONALD'S CORPORATION | MCD | Equity |
| MCF | Contango Oil & Gas Co | MCF | Equity |
| MCHI | iShares MSCI China ETF | MCHI | ETF |
| MCHP | MICROCHIP TECHNOLOGY INC | MCHP | Equity |
| MCK | MCKESSON CORPORATION | MCK | Equity |
| MCO | MOODY'S CORPORATION | MCO | Equity |
| MCRB | Seres Therapeutics, Inc. | MCRB | Equity |
| MCRI | MONRACH CASINO & RESORT, INC | MCRI | Equity |
| MD | Mednax Inc | MD | Equity |
| MDB | MongoDB, Inc. | MDB | Equity |
| MDC | M.D.C. HOLDINGS INC. | MDC | Equity |
| MDCA | MDC Partners Inc. | MDCA | Equity |
| MDCO | THE MEDICINES COMPANY | MDCO | Equity |
| MDLZ | MONDELEZ INTERNATIONAL, INC. | MDLZ | Equity |
| MDP | Meredith Corporation | MDP | Equity |
| MDR | McDermott International, Inc. | MDR | Equity |
| MDRX | Allscripts Healthcare Solutions, Inc. | MDRX | Equity |
| MDSO | MEDIDATA SOLUTIONS, INC. | MDSO | Equity |
| MDT | MEDTRONIC, INC. | MDT | Equity |
| MDY | SPDR S&P MIDCAP 400 | MDY | ETF |
| MED | Medifast, Inc. | MED | Equity |
| MEET | MEETME, INC. | MEET | Equity |
| MEI | METHODE ELECTRONICS, INC. | MEI | Equity |
| MEIP | MEI PHARMA, INC. | MEIP | Equity |
| MELI | Mercadolibre Inc | MELI | Equity |
| MEOH | Methanex Corp. | MEOH | Equity |
| MERC | Mercer International Inc. | MERC | Equity |
| MET | METLIFE, INC. | MET | Equity |
| MFC | MANULIFE FINANCIAL CORPORATION | MFC | Equity |
| MFGP | Micro Focus International plc | MFGP | Equity |
| MFIN | Medallion Financial Corporation | MFIN | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| MGA | Magna International Inc. | MGA | Equity |
| MGI | MoneyGram International Inc | MGI | Equity |
| MGM | MGM RESORTS INTERNATIONAL | MGM | Equity |
| MGPI | MGP Ingredients Inc. | MGPI | Equity |
| MHK | MOHAWK INDUSTRIES, INC. | MHK | Equity |
| MHLD | MAIDEN HOLDINGS LTDSHS | MHLD | Equity |
| MIC | Macquarie Infrastructure Company Trust | MIC | Equity |
| MIDD | The Middleby Corporation | MIDD | Equity |
| MIDZ | Direxion Daily Mid Cap Bear 3X ETF | MIDZ | ETF |
| MIK | THE MICHAELS COMPANIES, INC. | MIK | Equity |
| MIND | Mitcham Industries, Inc. | MIND | Equity |
| MINI | MOBILE MINI, INC. | MINI | Equity |
| MITK | Mitek Systems, Inc. | MITK | Equity |
| MITT | AG Mortgage Investment Trust, Inc. | MITT | Equity |
| MJ | ETFMG Alternative Harvest ETF | MJ | ETF |
| MKC | MCCORMICK AND COMPANY, INC. | MKC | Equity |
| MKSI | MKS Instruments, Inc. | MKSI | Equity |
| MKTX | MarketAxess Holdings Inc. | MKTX | Equity |
| MLCO | Melco Resorts & Entertainment Limited | MLCO | Equity |
| MLHR | Herman Miller Inc. | MLHR | Equity |
| MLM | MARTIN MARIETTA MATERIALS INC | MLM | Equity |
| MLNT | Melinta Therapeutics, Inc. | MLNT | Equity |
| MMC | MARSH & MCLENNAN INC | MMC | Equity |
| MMLP | MARTIN MIDSTREAM PARTNERS LP | MMLP | Equity |
| MMM | 3M COMPANY | MMM | Equity |
| MMP | MAGELLAN MIDSTREAM PARTNERS L.P | MMP | Equity |
| MMYT | MakeMyTrip Ltd | MMYT | Equity |
| MNK | MALLINCKRODT PLC | MNK | Equity |
| MNKD | MANNKIND CORPORATION | MNKD | Equity |
| MNRO | Monro, Inc. | MNRO | Equity |
| MNST | MONSTER BEVERAGE CORPORATION | MNST | Equity |
| MNTA | MOMEMTA PHARMACEUTICALS, INC | MNTA | Equity |
| MNTX | Manitex International Inc | MNTX | Equity |
| MO | ALTRIA GROUP INC. | MO | Equity |
| MOBL | Mobilelron, Inc. | MOBL | Equity |
| MODN | MODEL N, INC. | MODN | Equity |
| MOH | Molina Healthcare Inc. | MOH | Equity |
| MOMO | Momo Inc. | MOMO | Equity |
| MOO | Market Vectors Agribusiness ETF | MOO | ETF |
| MOS | THE MOSAIC COMPANY | MOS | Equity |
| MOV | Movado Group, Inc. | MOV | Equity |
| MPAA | Motorcar Parts of America, Inc. | MPAA | Equity |
| MPC | MARATHON PETROLEUM CORPORATION | MPC | Equity |
| MPLX | MPLX LP | MPLX | Equity |
| MPW | Medical Properties Trust Inc | MPW | Equity |
| MPWR | Monolithic Power Systems Inc | MPWR | Equity |
| MRC | MRC Global Inc. | MRC | Equity |
| MRCY | Mercury Systems, Inc. | MRCY | Equity |
| MRK | MERCK & COMPANY INC. | MRK | Equity |
| MRNS | Marinus Pharmaceuticals, Inc. | MRNS | Equity |
| MRO | MARATHON OIL CORPORATION | MRO | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| MRTX | Mirati Therapeutics, Inc. | MRTX | Equity |
| MRVL | MARVELL TECHNOLOGY GROUP LTD. | MRVL | Equity |
| MS | MORGAN STANLEY | MS | Equity |
| MSB | Mesabi Trust | MSB | Equity |
| MSCI | MSCI Inc | MSCI | Equity |
| MSFT | MICROSOFT CORPORATION | MSFT | Equity |
| MSG | The Madison Square Garden Company | MSG | Equity |
| MSGN | MSG Networks, Inc. | MSGN | Equity |
| MSI | MOTOROLA INC (reverse split) | MSI | Equity |
| MSM | MSC Industrial Direct Co. Inc. | MSM | Equity |
| MSTR | MICROSTRATEGY, INC | MSTR | Equity |
| MT | ARCELORMITTAL | MT | Equity |
| MTB | M & T BANK CORP | MTB | Equity |
| MTCH | Match Group, Inc. | MTCH | Equity |
| MTDR | Matador Resources Company | MTDR | Equity |
| MTG | MGIC INVESTMENT CORPORATION | MTG | Equity |
| MTH | MERITAGE HOMES CORPORATION | MTH | Equity |
| MTN | Vail Resorts, Inc. | MTN | Equity |
| MTOR | Meritor, Inc. | MTOR | Equity |
| MTRX | Matrix Service Company | MTRX | Equity |
| MTSI | MACOM Technology Solutions Holdings, Inc. | MTSI | Equity |
| MTW | THE MANITOWOC COMPANY, INC. | MTW | Equity |
| MTZ | MASTEC INC | MTZ | Equity |
| MU | MICRON TECHNOLOGY INC. | MU | Equity |
| MUB | iShares S&P National AMT Free Municipal Bond Fund | MUB | ETF |
| MUFG | Mitsubishi UFJ Financial Group, Inc. | MUFG | Equity |
| MUR | MURPHY OIL CORPORATION | MUR | Equity |
| MUSA | Murphy USA Inc. | MUSA | Equity |
| MUX | McEwen Mining Inc. | MUX | Equity |
| MVIS | Microvision, Inc. | MVIS | Equity |
| MVO | MV Oil Trust | MVO | Equity |
| MWA | Mueller Water Products, Inc. | MWA | Equity |
| MX | MagnaChip Semiconductor Corp. | MX | Equity |
| MXIM | MAXIM INTEGRATED PROD. IN | MXIM | Equity |
| MXL | Maxlinear, Inc. | MXL | Equity |
| MYGN | MYRIAD GENETICS INC | MYGN | Equity |
| MYL | MYLAN, INC. | MYL | Equity |
| NANO | Nanometrics Incorporated | NANO | Equity |
| NAT | Nordic American Tankers Ltd | NAT | Equity |
| NATI | National Instruments Corporation | NATI | Equity |
| NAV | NAVISTAR INTERNATIONAL CORPORATION | NAV | Equity |
| NAVI | NAVIENT CORPORATION | NAVI | Equity |
| NBEV | New Age Beverages Corporation | NBEV | Equity |
| NBIX | NEUROCRINE BIOSCIENCES | NBIX | Equity |
| NBL | NOBLE ENERGY INC | NBL | Equity |
| NBR | NABORS INDUSTRIES LTD. | NBR | Equity |
| NBRV | Nabriva Therapeutics plc | NBRV | Equity |
| NCI | Navigant Consulting Inc. | NCI | Equity |
| NCLH | NORWEGIAN CRUISE LINE HOLDINGS LTD. | NCLH | Equity |
| NCMI | National Cinenedia Inc | NCMI | Equity |
| NCR | NCR CORP | NCR | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| NDAQ | Nasdaq OMX Group | NDAQ | Equity |
| NDLS | NOODLES & COMPANY | NDLS | Equity |
| NDSN | Nordson Corporation | NDSN | Equity |
| NE | NOBLE CORPORATION PLC | NE | Equity |
| NEE | NextEra Energy, Inc. | NEE | Equity |
| NEM | NEWMONT MINING CORPORATION | NEM | Equity |
| NEOS | Neos Therapeutics, Inc. | NEOS | Equity |
| NEP | NextEra Energy Partners, LP | NEP | Equity |
| NEPT | Neptune Technologies & Bioressources Inc | NEPT | Equity |
| NEWR | New Relic, Inc. | NEWR | Equity |
| NFG | National Fuel Gas Company | NFG | Equity |
| NFLX | NETFLIX, INC. | NFLX | Equity |
| NG | NOVAGOLD RESOURCES INC (dist) | NG | Equity |
| NGD | NEW GOLD, INC. | NGD | Equity |
| NGG | National Grid PLC | NGG | Equity |
| NGL | NGL ENERGY PARTNERS L.P. | NGL | Equity |
| NGVC | Natural Grocers by Vitamin Cottage, Inc. | NGVC | Equity |
| NHC | National HealthCare Corporation | NHC | Equity |
| NHI | National Health Investors Inc. | NHI | Equity |
| NHTC | NATURAL HEALTH TRENDS CORP. | NHTC | Equity |
| NI | NISOURCE, INC | NI | Equity |
| NIO | NIO Inc. | NIO | Equity |
| NK | NantKwest, Inc. | NK | Equity |
| NKE | NIKE INC. | NKE | Equity |
| NKTR | NEKTAR THERAPEUTICS | NKTR | Equity |
| NLNK | NewLink Genetics Corp. | NLNK | Equity |
| NLS | Nautilus Inc. | NLS | Equity |
| NLSN | Nielsen Holdings NV | NLSN | Equity |
| NLY | ANNALY CAPITAL MANAGEMENT, INC. | NLY | Equity |
| NM | Navios Maritime Holdings, Inc. | NM | Equity |
| NMFC | New Mountain Finance Corporation | NMFC | Equity |
| NMIH | NMI Holdings, Inc. | NMIH | Equity |
| NMM | Navios Maritime Partners LP | NMM | Equity |
| NNBR | NN, Inc. | NNBR | Equity |
| NNN | National Retail Properties, Inc. | NNN | Equity |
| NOAH | Noah Holdings, Ltd. | NOAH | Equity |
| NOC | NORTHROP GRUMMAN CORP | NOC | Equity |
| NOG | Northern Oil and Gas Inc | NOG | Equity |
| NOK | NOKIA CORPORATION | NOK | Equity |
| NOV | NATIONAL OILWELL VARCO, INC. | NOV | Equity |
| NOW | ServiceNow Inc. | NOW | Equity |
| NPO | EnPro Industries Inc | NPO | Equity |
| NPTN | NeoPhotonics Corp. | NPTN | Equity |
| NRE | NorthStar Realty Europe Corp. | NRE | Equity |
| NRG | NRG ENERGY, INC. | NRG | Equity |
| NRP | Natural Resource Partners L.P. | NRP | Equity |
| NRZ | NEW RESIDENTIAL INVESTMENT CORP. | NRZ | Equity |
| NS | NuStar Energy LP | NS | Equity |
| NSA | National Storage Affiliates | NSA | Equity |
| NSC | NORFOLK SOUTHERN CORPORATION | NSC | Equity |
| NSP | Insperity, Inc. | NSP | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| NSTG | NanoString Technologies, Inc. | NSTG | Equity |
| NTAP | NETAPP, INC. | NTAP | Equity |
| NTCT | NetScout Systems, Inc. | NTCT | Equity |
| NTES | NETEASE, INC. | NTES | Equity |
| NTGR | NETGEAR INC | NTGR | Equity |
| NTLA | Intellia Therapeutics Inc. | NTLA | Equity |
| NTNX | Nutanix, Inc. | NTNX | Equity |
| NTP | Nam Tai Property Inc. | NTP | Equity |
| NTR | Nutrien Ltd. | NTR | Equity |
| NTRP | Neurotrope, Inc. | NTRP | Equity |
| NTRS | NORTHERN TRUST CORPORATIO | NTRS | Equity |
| NTWK | NetSol Technologies, Inc. | NTWK | Equity |
| NUAN | NUANCE COMMUNICATIONS, INC. | NUAN | Equity |
| NUE | NUCOR CORPORATION | NUE | Equity |
| NUGT | DIREXION DAILY GOLD MINERS BULL 3X SHRS | NUGT | ETF |
| NUS | NU SKIN ENTERPRISES INC. | NUS | Equity |
| NUVA | NuVasive, Inc. | NUVA | Equity |
| NVAX | NOVAVAX, INC | NVAX | Equity |
| NVCR | NovoCure Limited | NVCR | Equity |
| NVDA | NVIDIA CORPORATION | NVDA | Equity |
| NVGS | NAVIGATOR HOLDINGS LTD. | NVGS | Equity |
| NVLN | Novelion Therapeutics Inc. | NVLN | Equity |
| NVMI | Nova Measuring Instruments Ltd. | NVMI | Equity |
| NVO | Novo Nordisk | NVO | Equity |
| NVRO | Nevro Corp. | NVRO | Equity |
| NVS | ALCON INC (Merger) | NVS | Equity |
| NVTA | Invitae Corporation | NVTA | Equity |
| NWL | NEWELL RUBBERMAID, INC. | NWL | Equity |
| NWPX | Northwest Pipe Company | NWPX | Equity |
| NWS | News Corporation | NWS | Equity |
| NWSA | NEWS CORPORATION | NWSA | Equity |
| NX | Quanex Building Products Corporation | NX | Equity |
| NXGN | NextGen Healthcare, Inc. | NXGN | Equity |
| NXPI | NXP Semiconductors NV | NXPI | Equity |
| NXST | NEXSTAR BROADCASTING GROUP, INC. | NXST | Equity |
| NYCB | NEW YORK COMM. BANCORP | NYCB | Equity |
| NYMT | New York Mortgage Trust, Inc. | NYMT | Equity |
| NYMX | Nymox Pharmaceutical Corporation | NYMX | Equity |
| NYT | NEW YORK TIMES COMPANY | NYT | Equity |
| O | Realty Income Corporation | O | Equity |
| OAK | Oaktree Capital Group LLC | OAK | Equity |
| OAS | Oasis Petroleum Inc. | OAS | Equity |
| OBE | Obsidian Energy Ltd. | OBE | Equity |
| OC | OWENS CORNING INC. | OC | Equity |
| OCN | OCWEN FINANCIAL CORPORATION | OCN | Equity |
| OCSL | Oaktree Specialty Lending Corporation | OCSL | Equity |
| OCUL | Ocular Therapeutix, Inc. | OCUL | Equity |
| ODFL | Old Dominion Freight Line (150 shares) | ODFL | Equity |
| ODP | OFFICE DEPOT, INC. | ODP | Equity |
| OEF | ISHARES S&P 100 ETF | OEF | ETF |
| OFG | OFG BANNCORP | OFG | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| OFIX | ORTHOFIX INTERNATIONAL N.V. | OFIX | Equity |
| OHI | OMEGA Healthcare Investors, Inc. | OHI | Equity |
| OI | OWENS-ILLINOIS INC. | OI | Equity |
| OIH | MARKET VECTORS OIL SERVICES ETF | OIH | ETF |
| OII | OCEANEERING INTERNATIONAL, INC | OII | Equity |
| OIS | Oil States International, Inc. | OIS | Equity |
| OKE | ONEOK, INC. | OKE | Equity |
| OKTA | Okta, Inc. | OKTA | Equity |
| OLED | CAMBRIDGE DISPLAY TECHNOLOGY INC. | OLED | Equity |
| OLLI | Ollie's Bargain Outlet Holdings, Inc. | OLLI | Equity |
| OLN | OLIN CORP. | OLN | Equity |
| OMC | OMNICOM GROUP | OMC | Equity |
| OMER | Omeros Corporation | OMER | Equity |
| OMEX | Odyssey Marine Exploration Inc. | OMEX | Equity |
| OMF | OneMain Holdings, Inc. | OMF | Equity |
| OMI | OWENS & MINOR, INC | OMI | Equity |
| OMN | OMNOVA Solutions Inc. | OMN | Equity |
| ON | ON Semiconductor Corporation | ON | Equity |
| ONDK | On Deck Capital, Inc. | ONDK | Equity |
| ONVO | ORGANOVO HOLDINGS, INC. | ONVO | Equity |
| OPB | Opus Bank | OPB | Equity |
| OPI | (New) Office Properties Income Trust | OPI | Equity |
| OPK | OPKO HEALTH, INC. | OPK | Equity |
| ORA | Ormat Technologies, Inc. | ORA | Equity |
| ORAN | Orange SA | ORAN | Equity |
| ORBC | ORBCOMM, Inc. | ORBC | Equity |
| ORC | Orchid Island Capital, Inc. | ORC | Equity |
| ORCL | ORACLE CORPORATION | ORCL | Equity |
| ORI | Old Republic International Corporation | ORI | Equity |
| ORLY | O'REILLY AUTOMOTIVE INC. | ORLY | Equity |
| ORMP | Oramed Pharmaceuticals Inc. | ORMP | Equity |
| OSIS | OSI Systems Inc. | OSIS | Equity |
| OSK | Oshkosh Corporation | OSK | Equity |
| OSPN | OneSpan Inc. | OSPN | Equity |
| OSTK | Overstock.com, Inc. | OSTK | Equity |
| OSUR | ORASURE TECHNOLOGIES INC | OSUR | Equity |
| OTEX | OPEN TEXT CORPORATION | OTEX | Equity |
| OTIC | Otonomy, Inc. | OTIC | Equity |
| OUT | OUTFRONT MEDIA INC. | OUT | Equity |
| OXM | Oxford Industries, Inc | OXM | Equity |
| OXY | OCCIDENTAL PETROLEUM CORPORATION | OXY | Equity |
| OZK | Bank OZK | OZK | Equity |
| OZM | Och-Ziff Capital Management Group | OZM | Equity |
| PAA | PLAINS ALL AMERICAN PIPELINE, LP | PAA | Equity |
| PAAS | PAN AMERICAN SILVER CORPORATION | PAAS | Equity |
| PACB | Pacific Biosciences of California Inc | PACB | Equity |
| PACW | PacWest Bancorp | PACW | Equity |
| PAG | Penske Automotive Group Inc | PAG | Equity |
| PAGP | PLAINS GP HOLDINGS, L.P. | PAGP | Equity |
| PAGS | PagSeguro Digital Ltd. | PAGS | Equity |
| PANW | Palo Alto Networks Inc | PANW | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| PAYC | Paycom Software, Inc. | PAYC | Equity |
| PAYX | PAYCHEX, INC | PAYX | Equity |
| PBA | Pembina Pipeline Corporation | PBA | Equity |
| PBCT | PEOPLES UNITED FINANCIAL BANK, INC. | PBCT | Equity |
| PBF | PBF ENERGYINC. | PBF | Equity |
| PBFX | PBF Logistics LP | PBFX | Equity |
| PBI | PITNEY BOWES INC. | PBI | Equity |
| PBPB | POTBELLY CORPORATION | PBPB | Equity |
| PBR | PETROLEO BRASILEIRO PETROBRAS SA | PBR | Equity |
| PBRA | Petroleo Brasileiro S.A. - Petrobras | PBRA | Equity |
| PBT | PERMIAN BASIN ROYALTY TRUST | PBT | Equity |
| PBYI | PUMA BIOTECHNOLOGY, INC. | PBYI | Equity |
| PCAR | PACCAR INC. | PCAR | Equity |
| PCG | PG & E CORP | PCG | Equity |
| PCH | PotlatchDeltic Corporation | PCH | Equity |
| PCOM | Points International Ltd. | PCOM | Equity |
| PCRX | Pacira Pharmaceuticals, Inc./DE | PCRX | Equity |
| PCYG | Park City Group Inc. | PCYG | Equity |
| PDCE | PDC Energy Inc. | PDCE | Equity |
| PDCO | Patterson Companies, Inc. | PDCO | Equity |
| PDD | Pinduoduo Inc. | PDD | Equity |
| PDLI | PDL BioPharma | PDLI | Equity |
| PDS | Precision Drilling Corporation | PDS | Equity |
| PE | PARSLEY ENERGY, INC. | PE | Equity |
| PEG | PUBLIC SERVICE ENT GROUP INC | PEG | Equity |
| PEGA | Pegasystems, Inc. | PEGA | Equity |
| PEGI | Pattern Energy Group Inc. | PEGI | Equity |
| PEI | Penn Real Estate Invest Tst | PEI | Equity |
| PEIX | PACIFIC ETHANOL, INC. | PEIX | Equity |
| PENN | PENN NATIONAL GAMING INC | PENN | Equity |
| PEP | PEPSICO, INC. | PEP | Equity |
| PER | SandRidge Permian Trust | PER | Equity |
| PERI | Perion Network Ltd. | PERI | Equity |
| PES | Pioneer Energy Services Corp. | PES | Equity |
| PETS | PETMED EXPRESS, INC. | PETS | Equity |
| PETX | Aratana Therapeutics, Inc. | PETX | Equity |
| PFE | PFIZER INC. | PFE | Equity |
| PFF | iShares US Preferred Stock | PFF | ETF |
| PFG | PRINCIPAL FINANCIAL GROUP, INC. | PFG | Equity |
| PFPT | Proofpoint, Inc. | PFPT | Equity |
| PFSI | PennyMac Financial Services, Inc. | PFSI | Equity |
| PFSW | PFSweb Inc. | PFSW | Equity |
| PG | PROCTER & GAMBLE COMPANY | PG | Equity |
| PGF | PowerShares Financial Preferred ETF | PGF | ETF |
| PGNX | PROGENICS PHARMACEUTICALS | PGNX | Equity |
| PGR | PROGRESSIVE CORPORATION | PGR | Equity |
| PGTI | PGT, Inc. | PGTI | Equity |
| PH | PARKER-HANNIFIN CORP | PH | Equity |
| PHG | Koninklijke Philips N.V | PHG | Equity |
| PHM | PULTEGROUP, INC. | PHM | Equity |
| PHX | PANHANDLE OIL AND GAS, INC. | PHX | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| PI | Impinj, Inc. | PI | Equity |
| PICO | PICO Holdings Inc. | PICO | Equity |
| PII | POLARIS INDUSTRIES, INC. | PII | Equity |
| PINS | Pinterest, Inc. | PINS | Equity |
| PIR | PIER 1 IMPORTS, INC. | PIR | Equity |
| PJC | Piper Jaffray Companies | PJC | Equity |
| PJT | PJT Partners Inc. | PJT | Equity |
| PKG | PACKAGING CORP OF AMERICA | PKG | Equity |
| PKI | PERKINELMER, INC. | PKI | Equity |
| PKX | POSCO | PKX | Equity |
| PLAB | Photronics Inc. | PLAB | Equity |
| PLAY | Dave & Buster's Entertainment, Inc. | PLAY | Equity |
| PLCE | CHILDREN'S PLACE RETAIL | PLCE | Equity |
| PLD | PROLOGIS INC. | PLD | Equity |
| PLNT | Planet Fitness, Inc. | PLNT | Equity |
| PLOW | Douglas Dynamics, Inc. | PLOW | Equity |
| PLUG | PLUG POWER INC | PLUG | Equity |
| PLX | Protalix BioTherapeutics Inc. | PLX | Equity |
| PM | PHILIP MORRIS INTERNATIONAL, INC. | PM | Equity |
| PMT | Pennymac Mortgage Investment Trust | PMT | Equity |
| PNC | PNC FINANCIAL SERVICES GROUP INC. | PNC | Equity |
| PNFP | Pinnacle Financial Partners, Inc. | PNFP | Equity |
| PNR | Pentair plc | PNR | Equity |
| PNW | Pinnacle West Capital Corporation | PNW | Equity |
| PODD | Insulet Corporation | PODD | Equity |
| POOL | Pool Corporation | POOL | Equity |
| POST | Post Holdings, Inc. | POST | Equity |
| POWI | Power Integrations Inc | POWI | Equity |
| PPC | PILGRIMS PRIDE CORP | PPC | Equity |
| PPG | PPG INDUSTRIES INC. | PPG | Equity |
| PPL | PPL CORPORATION | PPL | Equity |
| PRAA | PRA GROUP, INC. | PRAA | Equity |
| PRAH | PRA Health Sciences, Inc. | PRAH | Equity |
| PRFT | Perficient, Inc. | PRFT | Equity |
| PRGO | PERRIGO COMPANY | PRGO | Equity |
| PRGS | Progress Software Corporation | PRGS | Equity |
| PRI | Primerica, Inc. | PRI | Equity |
| PRIM | Primoris Services Corporation | PRIM | Equity |
| PRLB | Proto Labs Inc | PRLB | Equity |
| PRO | Pros Holdings Inc | PRO | Equity |
| PRSP | Perspecta Inc. | PRSP | Equity |
| PRTA | PROTHENA CORPORATION PLC | PRTA | Equity |
| PRTK | Paratek Pharmaceuticals, Inc. | PRTK | Equity |
| PRTY | Party City Holdco Inc. | PRTY | Equity |
| PRU | PRUDENTIAL FINANCIAL, INC. | PRU | Equity |
| PSA | Public Storage | PSA | Equity |
| PSEC | Prospect Captial Corporation | PSEC | Equity |
| PSMT | PriceSmart, Inc. | PSMT | Equity |
| PSO | Pearson plc | PSO | Equity |
| PSQ | ProShares Short QQQ | PSQ | ETF |
| PST | ProShares UltraShort 7-10 Year Treasury | PST | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| PSTG | Pure Storage, Inc. | PSTG | Equity |
| PSTI | Pluristem Therapeutics Inc | PSTI | Equity |
| PSX | PHILLIPS 66 | PSX | Equity |
| PSXP | PHILLIPS 66 PARTNERS L.P. | PSXP | Equity |
| PTC | PTC Inc. | PTC | Equity |
| PTCT | PTC Therapeutics, Inc. | PTCT | Equity |
| PTE | PolarityTE, Inc. | PTE | Equity |
| PTEN | PATTERSON-UTI ENERGY INC. | PTEN | Equity |
| PTI | Proteostasis Therapeutics, Inc. | PTI | Equity |
| PTLA | Portola Pharmaceuticals, Inc. | PTLA | Equity |
| PTR | PETROCHINA CO. LTD. | PTR | Equity |
| PUMP | ProPetro Holding Corp. | PUMP | Equity |
| PVG | Pretium Resources, Inc. | PVG | Equity |
| PVH | PVH Corp. | PVH | Equity |
| PVL | Permianville Royalty Trust | PVL | Equity |
| PVTL | Pivotal Software, Inc. | PVTL | Equity |
| PWR | QUANTA SERVICES, INC. | PWR | Equity |
| PXD | PIONEER NATURAL RESOURCES COMPANY | PXD | Equity |
| PXLW | PIXELWORKS, INC. | PXLW | Equity |
| PYPL | PayPal Holdings, Inc. | PYPL | Equity |
| PYX | Pyxus International, Inc. | PYX | Equity |
| PZZA | Papa John's International, Inc. | PZZA | Equity |
| QCOM | QUALCOMM INCORPORATED | QCOM | Equity |
| QD | Qudian, Inc. | QD | Equity |
| QDEL | QUIDEL CORPORATION | QDEL | Equity |
| QEP | QEP Resources Inc. | QEP | Equity |
| QGEN | QIAGEN N V | QGEN | Equity |
| QID | PROSHARES ULTRASHORT QQQ | QID | ETF |
| QIWI | QIWI PLC | QIWI | Equity |
| QLD | PROSHARES ULTRA QQQ | QLD | ETF |
| QLYS | QUALYS, INC. | QLYS | Equity |
| QNST | Quinstreet, Inc. | QNST | Equity |
| QQQ | INVESCO QQQ Trust | QQQ | ETF |
| QRTEA | Qurate Retail, Inc. | QRTEA | Equity |
| QRVO | Qorvo, Inc. | QRVO | Equity |
| QSR | Restaurant Brands International Inc. | QSR | Equity |
| QTWO | Q2 Holdings, Inc. | QTWO | Equity |
| QUAD | Quad/Graphics, Inc. | QUAD | Equity |
| QUIK | QuickLogic Corporation | QUIK | Equity |
| QUOT | Quotient Technology Inc. | QUOT | Equity |
| QURE | uniQure N.V. | QURE | Equity |
| R | RYDER SYSTEMS INC. | R | Equity |
| RACE | Ferrari N.V. | RACE | Equity |
| RAD | RITE AID CORPORATION | RAD | Equity |
| RAIL | Freight Car America Inc | RAIL | Equity |
| RAMP | LiveRamp Holdings, Inc. | RAMP | Equity |
| RARE | Ultragenyx Pharmaceutical Inc. | RARE | Equity |
| RBA | Ritchie Bros. Auctioneers Incorporated | RBA | Equity |
| RBS | Royal Bank of Scotland Group PLC | RBS | Equity |
| RCI | Rogers Communication, Inc. | RCI | Equity |
| RCII | RENT-A_CENTER, INC. | RCII | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| RCL | ROYAL CARIBBEAN CRUISES LTD. | RCL | Equity |
| RDFN | Redfin Corporation | RDFN | Equity |
| RDI | Reading International Inc | RDI | Equity |
| RDN | RADIAN GROUP INC. | RDN | Equity |
| RDNT | RadNet, Inc. | RDNT | Equity |
| RDSA | ROYAL DUTCH SHELL PLC | RDSA | Equity |
| RDSB | ROYAL DUTCH SHELL PLC CL B | RDSB | Equity |
| RDUS | Radius Health, Inc. | RDUS | Equity |
| RDWR | RADWARE LTD. | RDWR | Equity |
| RDY | Dr. Reddy's Laboratories Limited | RDY | Equity |
| RE | EVEREST RE GROUP LTD | RE | Equity |
| RECN | Resources Connection, Inc. | RECN | Equity |
| REFR | Research Frontiers Inc. | REFR | Equity |
| REG | REGENCY CENTERS CORP | REG | Equity |
| REGI | Renewable Energy Group Inc | REGI | Equity |
| REGN | REGENERON PHARMACEUTICALS | REGN | Equity |
| REI | Ring Energy, Inc. | REI | Equity |
| REM | ISHARES MORTGAGE REAL ESTATE ETF | REM | ETF |
| REMX | Market Vectors Rare Earth/Strategic Metals ETF | REMX | ETF |
| RENN | Renren, Inc. | RENN | Equity |
| RES | RPC INC | RES | Equity |
| RESI | Front Yard Residential Corporation | RESI | Equity |
| RESN | Resonant Inc. | RESN | Equity |
| REV | Revlon, Inc. | REV | Equity |
| RF | REGIONS FINANCIAL CORPORATION | RF | Equity |
| RFP | Resolute Forest Products Inc. | RFP | Equity |
| RGEN | Repligen Corporation | RGEN | Equity |
| RGLD | ROYAL GOLD, INC. | RGLD | Equity |
| RGLS | REGULUS THERAPEUTICS INC. | RGLS | Equity |
| RGNX | REGENXBIO Inc. | RGNX | Equity |
| RGR | STURM, RUGER & COMPANY INC. | RGR | Equity |
| RH | RESTORATION HARDWARE HOLDINGS, INC | RH | Equity |
| RHI | ROBERT HALF INTERNATIONAL | RHI | Equity |
| RHP | Ryman Hospitality Properties, Inc.(Stk Div) | RHP | Equity |
| RICK | RCI HOSPITALITY HOLDINGS, INC. | RICK | Equity |
| RIG | TRANSOCEAN LTD. | RIG | Equity |
| RIGL | Rigel Pharmaceuticals, Inc. | RIGL | Equity |
| RIO | RIO TINTO PLC | RIO | Equity |
| RIOT | Riot Blockchain, Inc. | RIOT | Equity |
| RJF | RAYMOND JAMES FINANCIAL INC | RJF | Equity |
| RL | RALPH LAUREN CORPORATION | RL | Equity |
| RLGY | Realogy Holdings Corp. | RLGY | Equity |
| RLJ | RLJ Lodging Trust | RLJ | Equity |
| RM | REGIONAL MANAGEMENT CORP. | RM | Equity |
| RMBS | RAMBUS INC | RMBS | Equity |
| RMD | RESMED, INC. | RMD | Equity |
| RMTI | Rockwell Medical, Inc. | RMTI | Equity |
| RNG | RINGCENTRAL, INC. | RNG | Equity |
| RNR | RENAISSANCERE HOLDINGS LTD. | RNR | Equity |
| RNWK | RealNetworks, Inc. | RNWK | Equity |
| ROG | ROGERS CORPORATION | ROG | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| ROIC | Retail Opportunity Investments Corp. | ROIC | Equity |
| ROK | ROCKWELL AUTOMATION | ROK | Equity |
| ROKU | Roku, Inc. | ROKU | Equity |
| ROL | Rollins, Inc. | ROL | Equity |
| ROM | ProShares Ultra Technology | ROM | ETF |
| ROP | Roper Technologies, Inc. | ROP | Equity |
| ROST | ROSS STORES INC. | ROST | Equity |
| ROYT | Pacific Coast Oil Trust | ROYT | Equity |
| RP | RealPage, Inc. | RP | Equity |
| RPD | Rapid7, Inc. | RPD | Equity |
| RPM | RPM INTERNATIONAL, INC | RPM | Equity |
| RRC | RANGE RESOURCES CORPORATION | RRC | Equity |
| RRD | R.R. DONNELLEY & SONS COMPANY | RRD | Equity |
| RRGB | Red Robin Gourmet Burgers, Inc. | RRGB | Equity |
| RRR | Red Rock Resorts, Inc. | RRR | Equity |
| RS | RELIANCE STEEL & ALUMINUM CO. | RS | Equity |
| RSG | REPUBLIC SERVICES | RSG | Equity |
| RSP | Invesco S&P 500 Equal Weight ETF | RSP | ETF |
| RST | Rosetta Stone Inc | RST | Equity |
| RSX | MARKET VECTORS RUSSIA ETF | RSX | ETF |
| RTEC | Rudolph Technologies Inc. | RTEC | Equity |
| RTH | Market Vectors Retail ETF | RTH | ETF |
| RTN | RAYTHEON COMPANY | RTN | Equity |
| RTRX | Retrophin, Inc. | RTRX | Equity |
| RUBI | THE RUBICON PROJECT, INC. | RUBI | Equity |
| RUN | Sunrun Inc. | RUN | Equity |
| RUSHA | Rush Enterprises Inc | RUSHA | Equity |
| RUSL | Direxion Daily Russia Bull 3x Shares | RUSL | ETF |
| RUSS | Direxion Daily Russia Bear 3x ETF | RUSS | ETF |
| RUTH | Ruth's Hospitality Group Inc. | RUTH | Equity |
| RVNC | Revance Therapeutics, Inc. | RVNC | Equity |
| RWM | ProShares Short Russell2000 | RWM | ETF |
| RWR | SPDR Dow Jones REIT ETF | RWR | ETF |
| RWT | REDWOOD TRUST, INC. | RWT | Equity |
| RXN | Rexnord Corporation | RXN | Equity |
| RY | ROYAL BANK OF CANADA | RY | Equity |
| RYAAY | Ryanair Holdings plc | RYAAY | Equity |
| RYAM | RAYONIER ADVANCED MATERIALS INC. | RYAM | Equity |
| RYI | Ryerson Holding Corporation | RYI | Equity |
| RYN | Rayonier Inc. | RYN | Equity |
| S | SPRINT CORPORATION | S | Equity |
| SA | SEABRIDGE GOLD INC | SA | Equity |
| SABR | SABRE CORPORATION | SABR | Equity |
| SAFM | SANDERSON FARMS IN | SAFM | Equity |
| SAFT | Safety Insurance Group Inc. | SAFT | Equity |
| SAGE | Sage Therapeutics, Inc. | SAGE | Equity |
| SAIC | Science Applications International Corporation | SAIC | Equity |
| SAIL | SailPoint Technologies Holdings, Inc. | SAIL | Equity |
| SALT | Scorpio Bulkers Inc. | SALT | Equity |
| SAM | Boston Beer Company, Inc. | SAM | Equity |
| SAN | BANCO SANTANDER, S.A. | SAN | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| SAND | Sandstorm Gold Ltd. | SAND | Equity |
| SANM | Sanmina Corporation | SANM | Equity |
| SANW | S&W SEED COMPANY | SANW | Equity |
| SAP | SAP AG | SAP | Equity |
| SAVE | SPIRIT AIRLINES, INC. | SAVE | Equity |
| SB | Safe Bulkers Inc. | SB | Equity |
| SBAC | SBA COMMUNICATION CORP | SBAC | Equity |
| SBGI | SINCLAIR BROADCASTING GRP | SBGI | Equity |
| SBGL | SIBANYE GOLD LIMITED | SBGL | Equity |
| SBH | Sally Beauty Holdings Inc | SBH | Equity |
| SBLK | Star Bulk Carriers Corporation | SBLK | Equity |
| SBNY | Signature Bank | SBNY | Equity |
| SBRA | Sabra Health Care REIT, Inc. | SBRA | Equity |
| SBS | Companhia de Saneamento Basico do Estado de Sao Paulo | SBS | Equity |
| SBUX | STARBUCKS CORPORATION | SBUX | Equity |
| SC | SANTANDER CONSUMER USA HOLDINGS INC. | SC | Equity |
| SCCO | SOUTHERN COPPER CORPORATION | SCCO | Equity |
| SCHL | Scholastic Corporation | SCHL | Equity |
| SCHN | SCHNITZER STEEL INDUSTRIES, INC | SCHN | Equity |
| SCHW | THE CHARLES SCHWAB CORPORATION | SCHW | Equity |
| SCI | SERVICE CORPORATION INTERNATIONAL | SCI | Equity |
| SCO | ProShare UltraShort DJ UBS Crude Oil | SCO | ETF |
| SCS | STEELCASE, INC. CLASS A | SCS | Equity |
| SCVL | Shoe Carnival Inc | SCVL | Equity |
| SDLP | Seadrill Partners LLC | SDLP | Equity |
| SDOW | ProShares UltraPro Short Dow30 | SDOW | ETF |
| SDR | SandRidge Mississippian Trust II | SDR | Equity |
| SDS | PROSHARES ULTRASHORT S&P500 | SDS | ETF |
| SDT | SandRidge Mississippian Trust I | SDT | Equity |
| SDY | SPDR S&P Dividend ETF | SDY | ETF |
| SE | Sea Limited | SE | Equity |
| SEAC | SeaChange International, Inc. | SEAC | Equity |
| SEAS | SEAWORLD ENTERTAINMENT, INC. | SEAS | Equity |
| SEDG | SolarEdge Technologies, Inc. | SEDG | Equity |
| SEE | SEALED AIR CORP | SEE | Equity |
| SEIC | SEI INVESTMENTS CO | SEIC | Equity |
| SEM | Select Medical Holdings Corporation | SEM | Equity |
| SEMG | SemGroup Corporation | SEMG | Equity |
| SENS | Senseonics Holdings Inc. | SENS | Equity |
| SERV | ServiceMaster Global Holdings, Inc. | SERV | Equity |
| SESN | Sesen Bio, Inc. | SESN | Equity |
| SF | Stifel Financial Corp. | SF | Equity |
| SFIX | Stitch Fix, Inc. | SFIX | Equity |
| SFL | SHIP FINANCE INTERNATIONAL LIMITED | SFL | Equity |
| SFLY | Shutterfly Inc | SFLY | Equity |
| SFM | SPROUTS FARMERS MARKET, INC. | SFM | Equity |
| SFUN | Fang Holdings Limited | SFUN | Equity |
| SGEN | Seattle Genetics, Inc. | SGEN | Equity |
| SGH | SMART Global Holdings, Inc. | SGH | Equity |
| SGMO | Sangamo Therapeutics, Inc. | SGMO | Equity |
| SGMS | SCIENTIFIC GAMES CORPORATION | SGMS | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| SH | ProShares Short S&P 500 | SH | ETF |
| SHAK | Shake Shack Inc. | SHAK | Equity |
| SHLX | SHELL MIDSTREAM PARTNERS, L.P. | SHLX | Equity |
| SHO | Sunstone Hotel Investors, Inc. | SHO | Equity |
| SHOO | STEVEN MADDEN, LTD. | SHOO | Equity |
| SHOP | Shopify Inc. | SHOP | Equity |
| SHOS | Sears Hometown and Outlet Stores Inc. | SHOS | Equity |
| SHW | THE SHERWIN-WILLIAMS COMPANY | SHW | Equity |
| SHY | Ishares Barclays 1-3 Year Treasury Bond | SHY | ETF |
| SID | COMPANHIA SIDERURGICAL NACIONAL ADR | SID | Equity |
| SIEN | Sientra, Inc. | SIEN | Equity |
| SIG | SIGNET JEWELERS LIMITEDSHS | SIG | Equity |
| SIL | Global X Silver Miners ETF | SIL | ETF |
| SIMO | Silicon Motion Technology Corp. | SIMO | Equity |
| SINA | SINA CORPORATION | SINA | Equity |
| SIRI | SIRIUS XM RADIO INC. | SIRI | Equity |
| SITC | SITE Centers Corporation | SITC | Equity |
| SIVB | SVB Financial Group | SIVB | Equity |
| SIVR | ETFS Physical Silver | SIVR | ETF |
| SIX | Six Flags Entertainment Corporation | SIX | Equity |
| SJM | J M SMUCKER COMPANY (THE) | SJM | Equity |
| SJNK | SPDR Barclays Short Term High Yield Bond ETF | SJNK | ETF |
| SJT | San Juan Basin Royalty Trust | SJT | Equity |
| SKF | ProShares UltraShort Financials | SKF | ETF |
| SKT | Tanger Factory Outlet Centers, Inc. | SKT | Equity |
| SKX | SKETCHERS USA INCORPORATED | SKX | Equity |
| SKYW | SkyWest Inc. | SKYW | Equity |
| SLAB | SILICON LABORATORIES INC. | SLAB | Equity |
| SLB | SCHLUMBERGER LIMITED | SLB | Equity |
| SLCA | US Silica Holdings Inc. | SLCA | Equity |
| SLG | SL Green Realty Corp. | SLG | Equity |
| SLGN | Silgan Holdings Inc. | SLGN | Equity |
| SLM | SLM CORP | SLM | Equity |
| SLV | ISHARES SILVER TRUST | SLV | ETF |
| SLX | VanEck Vectors Steel ETF | SLX | ETF |
| SM | SM Energy Company | SM | Equity |
| SMFG | SUMITOMO MITSUI FINANCIAL GROUP, INC. | SMFG | Equity |
| SMG | The Scotts Miracle-Gro Company | SMG | Equity |
| SMH | MARKET VECTORS SEMICONDUCTOR ETF | SMH | ETF |
| SMLP | Summit Midstream Partners | SMLP | Equity |
| SMRT | Stein Mart, Inc. | SMRT | Equity |
| SMSI | Smith Micro Software, Inc. | SMSI | Equity |
| SMTC | SEMTECH CORPORATION | SMTC | Equity |
| SNA | SNAP-ON INCORPORATED | SNA | Equity |
| SNAP | Snap, Inc | SNAP | Equity |
| SNBR | Sleep Number Corporation | SNBR | Equity |
| SND | Smart Sand, Inc. | SND | Equity |
| SNE | SONY CORPORATION | SNE | Equity |
| SNH | Senior Housing Properties Trust | SNH | Equity |
| SNN | SMITH & NEPHEW PLC | SNN | Equity |
| SNP | CHINA PETROLEUM AND CHEMICAL CORP | SNP | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| SNPS | Synopsys Inc. | SNPS | Equity |
| SNR | New Senior Investment Group Inc. | SNR | Equity |
| SNSS | Sunesis Pharmaceuticals Inc. | SNSS | Equity |
| SNV | SYNOVUS FINANCIAL CORPORATION | SNV | Equity |
| SNX | Synnex Corporation | SNX | Equity |
| SNY | Sanofi | SNY | Equity |
| SO | SOUTHERN COMPANY | SO | Equity |
| SOCL | GLOBAL X SOCIAL MEDIA INDEX ETF | SOCL | ETF |
| SOGO | Sogou Inc. | SOGO | Equity |
| SOHU | SOHU.COM INC. | SOHU | Equity |
| SOL | ReneSola Ltd (ADS) | SOL | Equity |
| SON | Sonoco Products Co. | SON | Equity |
| SONO | Sonos, Inc. | SONO | Equity |
| SORL | SORL Auto Parts, Inc. | SORL | Equity |
| SOXL | DIREXION DAILY SEMICONDUCTOR BULL 3X ETF | SOXL | ETF |
| SOXS | Direxion Daily Semiconductor Bear 3X ETF | SOXS | ETF |
| SOXX | iShares PHLX Semiconductor Index Fund | SOXX | ETF |
| SOYB | Teucrium Soybean ETF | SOYB | ETF |
| SPB | Spectrum Brands Holdings Inc. | SPB | Equity |
| SPG | SIMON PROPERTY GROUP INC. | SPG | Equity |
| SPGI | S&P Global Inc. | SPGI | Equity |
| SPH | Suburban Propane Partners, L.P. | SPH | Equity |
| SPHS | Sophiris Bio, Inc. | SPHS | Equity |
| SPIKE | SPIKES Volatility Index | SPIKE | Index |
| SPLK | SPLUNK, INC. | SPLK | Equity |
| SPLV | PowerShares S&P 500 Low Volatility ETF | SPLV | ETF |
| SPN | SUPERIOR ENERGY SERVICES, INC | SPN | Equity |
| SPOT | Spotify Technology S.A. | SPOT | Equity |
| SPPI | SPECTRUM PHARMACEUTICALS, INC. | SPPI | Equity |
| SPR | Spirit Aerosystems Holdings Inc | SPR | Equity |
| SPWH | Sportsman's Warehouse Holdings, Inc. | SPWH | Equity |
| SPWR | SUNPOWER CORPORATION | SPWR | Equity |
| SPXC | SPX Corporation | SPXC | Equity |
| SPXL | Direxion Daily S&P 500 Bull 3X Shares | SPXL | ETF |
| SPXS | Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse | SPXS | ETF |
| SPXU | PROSHARES ULTRAPRO SHORT S&P500 | SPXU | ETF |
| SPY | SPDR S&P 500 TRUST | SPY | ETF |
| SQ | Square, Inc. | SQ | Equity |
| SQM | CHEMICAL & MINING CO. OF CHILE INC. | SQM | Equity |
| SQQQ | PROSHARES ULTRAPRO SHORT QQQ | SQQQ | ETF |
| SRC | Spirit Realty Capital, Inc. | SRC | Equity |
| SRCI | SRC Energy Inc. | SRCI | Equity |
| SRCL | STERICYCLE, INC. | SRCL | Equity |
| SRE | SEMPRA ENERGY | SRE | Equity |
| SREV | ServiceSource International, Inc. | SREV | Equity |
| SRG | Seritage Growth Properties | SRG | Equity |
| SRI | Stoneridge, Inc. | SRI | Equity |
| SRNE | Sorrento Therapeutics, Inc. | SRNE | Equity |
| SRPT | SAREPTA THERAPEUTICS, INC. | SRPT | Equity |
| SRS | ProShares UltraShort Real Estate | SRS | ETF |
| SRTY | ProShares UltraPro Short Russell2000 | SRTY | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| SSI | Stage Stores Inc. | SSI | Equity |
| SSNC | SS&C Technologies Holdings, Inc. | SSNC | Equity |
| SSO | PROSHARES ULTRA S&P500 | SSO | ETF |
| SSP | The E.W. Scripps Company | SSP | Equity |
| SSRM | SSR Mining Inc. | SSRM | Equity |
| SSTK | SHUTTERSTOCK, INC. | SSTK | Equity |
| SSW | SEASPAN CORPORATION | SSW | Equity |
| SSYS | STRATASYS INC. | SSYS | Equity |
| ST | Sensata Technologies Holding | ST | Equity |
| STAA | STAAR SURGICAL COMPANY | STAA | Equity |
| STAG | STAG Industrial, Inc. | STAG | Equity |
| STAR | ISTAR FINANCIAL INC. | STAR | Equity |
| STAY | EXTENDED STAY AMERICA, INC. | STAY | Equity |
| STE | STERIS Corp. | STE | Equity |
| STKL | SunOpta Inc. | STKL | Equity |
| STLD | STEEL DYNAMICS INC | STLD | Equity |
| STM | STMicroelectronics NV | STM | Equity |
| STML | Stemline Therapeutics, Inc. | STML | Equity |
| STMP | STAMPS.COM, INC | STMP | Equity |
| STNG | SCORPIO TANKERS, INC. | STNG | Equity |
| STON | Stonemor Partners LP | STON | Equity |
| STOR | STORE Capital Corporation | STOR | Equity |
| STRA | STRAYER EDUCATION, INC. | STRA | Equity |
| STRL | Sterling Construction Company Inc. | STRL | Equity |
| STT | STATE STREET CORPORATION | STT | Equity |
| STWD | Starwood Property Trust, Inc. | STWD | Equity |
| STX | SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY | STX | Equity |
| STZ | CONSTELLATION BRANDS INC. | STZ | Equity |
| SU | SUNCOR ENERGY INC. | SU | Equity |
| SUM | Summit Materials, Inc. | SUM | Equity |
| SUN | SUNOCO L.P. | SUN | Equity |
| SUP | SUPERIOR INDUSTRIES INTERNATIONAL, INC. | SUP | Equity |
| SUPN | SUPERNUS PHARMACEUTICALS, INC. | SUPN | Equity |
| SVXY | ProShares Short VIX Short-Term Futures | SVXY | ETF |
| SWCH | Switch, Inc. | SWCH | Equity |
| SWIR | SIERRA WIRELESS, INC | SWIR | Equity |
| SWK | Stanley Black & Decker | SWK | Equity |
| SWKS | SKYWORKS SOLUTIONS INC. | SWKS | Equity |
| SWN | SOUTHWESTERN ENERGY COMPANY | SWN | Equity |
| SXC | SunCoke Energy, Inc. | SXC | Equity |
| SYF | SYNCHRONY FINANCIAL | SYF | Equity |
| SYK | STRYKER CORP | SYK | Equity |
| SYMC | SYMANTEC CORPORATION | SYMC | Equity |
| SYNA | SYNAPTICS, INC. | SYNA | Equity |
| SYNC | Synacor, Inc. | SYNC | Equity |
| SYNH | Syneos Health, Inc. | SYNH | Equity |
| SYY | SYSCO CORPORATION | SYY | Equity |
| T | AT&T, INC. | T | Equity |
| TA | TravelCenters of America LLC | TA | Equity |
| TACO | Del Taco Restaurants, Inc. | TACO | Equity |
| TAL | TAL International Group Inc | TAL | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| TAN | Guggenheim Solar ETF | TAN | ETF |
| TAP | Molson Coors Brewing Co. | TAP | Equity |
| TBF | ProShares Short 20+ Year Treasury | TBF | ETF |
| TBPH | Theravance Biopharma, Inc. | TBPH | Equity |
| TBT | PROSHARES ULTRASHORT 20+ YEAR TREASURY | TBT | ETF |
| TCBI | Texas Capital Bancshares, Inc. | TCBI | Equity |
| TCF | TCF Financial Corporation | TCF | Equity |
| TCO | Taubman Centers, Inc. | TCO | Equity |
| TCP | TC Pipelines, LP | TCP | Equity |
| TCRD | THL Credit, Inc. | TCRD | Equity |
| TCS | THE CONTAINER STORE GROUP, INC. | TCS | Equity |
| TCX | TUCOWS, INC | TCX | Equity |
| TD | TORONTO DOMINION BANK | TD | Equity |
| TDC | Teradata Corp. | TDC | Equity |
| TDG | TransDigm Group, Inc. | TDG | Equity |
| TDOC | Teladoc, Inc. | TDOC | Equity |
| TDS | TELEPHONE & DATA SYSTEMS INC. | TDS | Equity |
| TEAM | Atlassian Corporation Plc | TEAM | Equity |
| TECD | TECH DATA CORP | TECD | Equity |
| TECK | Teck Resources Limited | TECK | Equity |
| TECL | Direxion Daily Technology Bull 3X ETF | TECL | ETF |
| TECS | Direxion Daily Technology Bear 3X ETF | TECS | ETF |
| TEF | TELEFONICA S.A. | TEF | Equity |
| TEL | TE Connectivity Ltd. | TEL | Equity |
| TELL | Tellurian Inc. | TELL | Equity |
| TEN | TENNECO INC | TEN | Equity |
| TEO | Telecom Argentina S.A. | TEO | Equity |
| TER | TERADYNE,INC | TER | Equity |
| TERP | TERRAFORM POWER, INC. | TERP | Equity |
| TEVA | TEVA PHARMACEUTICAL INDUSTRIES LIMITED | TEVA | Equity |
| TEX | TEREX CORPORATION | TEX | Equity |
| TFSL | TFS Financial Corporation | TFSL | Equity |
| TGE | Tallgrass Energy, LP | TGE | Equity |
| TGH | Textainer Group Holdings Limited | TGH | Equity |
| TGI | Triumph Group, Inc. | TGI | Equity |
| TGNA | TEGNA, Inc. | TGNA | Equity |
| TGP | Teekay LNG Partners LP | TGP | Equity |
| TGT | TARGET CORPORATION | TGT | Equity |
| TGTX | TG THERAPEUTICS, INC. | TGTX | Equity |
| THC | TENET HEALTHCARE CORP (25 shrs) | THC | Equity |
| THO | THOR INDUSTRIES INC | THO | Equity |
| THR | Thermon Group Holdings Inc | THR | Equity |
| THRM | Gentherm Inc | THRM | Equity |
| THS | Treehouse Foods, Inc. | THS | Equity |
| TI | Telecom Italia S.p.A. | TI | Equity |
| TIF | TIFFANY & COMPANY | TIF | Equity |
| TIP | iShares Barclays TIPS Bond Fund | TIP | ETF |
| TITN | Titan Machinery, Inc. | TITN | Equity |
| TIVO | Tivo Corporation | TIVO | Equity |
| TJX | THE TJX COMPANIES, INC. | TJX | Equity |
| TK | Teekay Corp | TK | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| TKC | Turkcell Iletisim Hizmetleri AS | TKC | Equity |
| TKR | TIMKEN COMPANY | TKR | Equity |
| TLGT | Teligent, Inc. | TLGT | Equity |
| TLRD | Tailored Brands, Inc. | TLRD | Equity |
| TLRY | Tilray, Inc. | TLRY | Equity |
| TLT | ISHARES 20+ YEAR TREASURY BOND ETF | TLT | ETF |
| TM | TOYOTA MOTOR CORP | TM | Equity |
| TMF | DIREXION DAILY 20+ YR TRSY BULL 3X ETF | TMF | ETF |
| TMK | Torchmark Corporation | TMK | Equity |
| TMO | Thermo Fisher Scientific Inc. | TMO | Equity |
| TMST | TimkenSteel Corporation | TMST | Equity |
| TMUS | T-MOBILE US, INC. | TMUS | Equity |
| TMV | Direxion Daily 20 Year Treasury Bear 3X Shares | TMV | ETF |
| TNA | DIREXION DAILY SMALL CAP BULL 3X SHARES | TNA | ETF |
| TNDM | Tandem Diabetes Care, Inc. | TNDM | Equity |
| TNET | TRINET GROUP, INC. | TNET | Equity |
| TNK | Teekay Tankers Ltd | TNK | Equity |
| TNP | TSAKOS ENERGY NAVIGATION LTD | TNP | Equity |
| TOL | TOLL BROTHERS INC. | TOL | Equity |
| TOO | Teekay Offshore Partners LP | TOO | Equity |
| TOT | TOTAL SA | TOT | Equity |
| TOUR | TUNIU CORPORATION | TOUR | Equity |
| TOWN | TowneBank | TOWN | Equity |
| TPC | Tutor Perini Corporation | TPC | Equity |
| TPCO | Tribune Publishing Company | TPCO | Equity |
| TPH | TRI POINTE HOMES, INC. | TPH | Equity |
| TPR | Tapestry, Inc. | TPR | Equity |
| TPX | TEMPUR-PEDIC INTERNATIONAL INC. | TPX | Equity |
| TQQQ | ProShares Ultra Pro QQQ | TQQQ | ETF |
| TRCO | Tribune Media Company | TRCO | Equity |
| TREE | LendingTree, Inc. | TREE | Equity |
| TREX | Trex Co. Inc. | TREX | Equity |
| TRGP | Targa Resources Corp. | TRGP | Equity |
| TRI | Thomson Reuters Corporation | TRI | Equity |
| TRIP | TRIPADVISOR INC. | TRIP | Equity |
| TRMB | TRIMBLE NAVIGATION LIMITED | TRMB | Equity |
| TRMK | Trustmark Corporation | TRMK | Equity |
| TRN | TRINITY INDUSTRIES INC. | TRN | Equity |
| TROW | T. ROWE PRICE GROUP INC. | TROW | Equity |
| TROX | Tronox Ltd. | TROX | Equity |
| TRP | TransCanada Corp. | TRP | Equity |
| TRQ | Turquoise Hill Resources Ltd. | TRQ | Equity |
| TRTN | Triton International Ltd | TRTN | Equity |
| TRU | TransUnion | TRU | Equity |
| TRUE | TRUECAR, INC. | TRUE | Equity |
| TRUP | Trupanion, Inc. | TRUP | Equity |
| TRV | THE TRAVELERS COMPANIES, INC. | TRV | Equity |
| TRVG | trivago N.V. | TRVG | Equity |
| TRVN | Trevena, Inc. | TRVN | Equity |
| TRX | Tanzanian Royalty Exploration | TRX | Equity |
| TRXC | TransEnterix, Inc. | TRXC | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| TS | TENARIS SA | TS | Equity |
| TSCO | TRACTOR SUPPLY COMPANY | TSCO | Equity |
| TSE | Trinseo S.A. | TSE | Equity |
| TSEM | TOWER SEMICONDUCTOR LTD. | TSEM | Equity |
| TSG | The Stars Group Inc. | TSG | Equity |
| TSLA | TESLA MOTORS, INC. | TSLA | Equity |
| TSM | TAIWAN SEMICONDUCTOR MFG. CO. | TSM | Equity |
| TSN | TYSON FOODS, INC. | TSN | Equity |
| TSS | Total System Services, Inc. | TSS | Equity |
| TSU | Tim Participacoes SA | TSU | Equity |
| TTC | THE TORO COMPANY | TTC | Equity |
| TTD | The Trade Desk, Inc. | TTD | Equity |
| TTEK | Tetra Tech, Inc. | TTEK | Equity |
| TTM | Tata Motors Ltd. | TTM | Equity |
| TTMI | TTM Technologies, Inc. | TTMI | Equity |
| TTNP | Titan Pharmaceuticals Inc. | TTNP | Equity |
| TTOO | T2 Biosystems, Inc. | TTOO | Equity |
| TTPH | TETRAPHASE PHARMACEUTICALS, INC. | TTPH | Equity |
| TTS | TILE SHOP HOLDINGS, INC. | TTS | Equity |
| TTWO | TAKE-TWO INTERACTIVE | TTWO | Equity |
| TU | Telus Corporation | TU | Equity |
| TUES | Tuesday Morning Corporation | TUES | Equity |
| TUP | Tupperware Brands Corp | TUP | Equity |
| TUR | ISHARES MSCI TURKEY | TUR | ETF |
| TV | GRUPO TELEVISA, S.A.B. | TV | Equity |
| TVTY | Tivity Health, Inc. | TVTY | Equity |
| TW | Tradeweb Markets Inc. | TW | Equity |
| TWI | Titan International, Inc. | TWI | Equity |
| TWLO | Twilio, Inc. | TWLO | Equity |
| TWM | Proshares UltrShort Russell 2000(reverse split) | TWM | Equity |
| TWNK | Hostess Brands, Inc. | TWNK | Equity |
| TWO | Two Harbors Investment Corporation | TWO | Equity |
| TWOU | 2U, Inc. | TWOU | Equity |
| TWTR | TWITTER INC. | TWTR | Equity |
| TX | Ternium S.A. | TX | Equity |
| TXMD | THERAPEUTICSMD, INC | TXMD | Equity |
| TXN | TEXAS INSTRUMENTS INC. | TXN | Equity |
| TXRH | Texas Roadhouse, Inc. | TXRH | Equity |
| TXT | TEXTRON INC. | TXT | Equity |
| TYL | Tyler Technologies, Inc. | TYL | Equity |
| TZA | DIREXION DAILY SMALL CAP BEAR 3X SHARES | TZA | ETF |
| UA | UNDER ARMOUR, INC. | UA | Equity |
| UAA | Under Armour, Inc. | UAA | Equity |
| UAL | UNITED CONTINENTAL HOLDINGS, INC. | UAL | Equity |
| UAN | CVR Partners LP | UAN | Equity |
| UBER | Uber Technologies, Inc. | UBER | Equity |
| UBIO | ProShares UltraPro Nasdaq Biotechnology | UBIO | ETF |
| UBNT | Ubiquiti Networks Inc. | UBNT | Equity |
| UBS | UBS Group Ag | UBS | Equity |
| UCO | PROSHARES ULTRA DJ-UBS CRUDE OIL | UCO | ETF |
| UCTT | Ultra Clean Holdings, Inc. | UCTT | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| UDN | PowerShares DB US Dollar Index Bearish Fund | UDN | ETF |
| UDOW | ProShares UltraPro Dow30 | UDOW | ETF |
| UDR | UDR, Inc. | UDR | Equity |
| UEC | Uranium Energy Corp | UEC | Equity |
| UEIC | UNIVERSAL ELECTRONICS, INC. | UEIC | Equity |
| UEPS | NET 1 UEPS TECHNOLOGIES | UEPS | Equity |
| UFPI | Universal Forest Products, Inc. | UFPI | Equity |
| UFS | Domtar, Corp. | UFS | Equity |
| UGA | United States Gasoline | UGA | ETF |
| UGI | UGI Corporation | UGI | Equity |
| UGL | ProShares Ultra Gold | UGL | ETF |
| UHS | UNIVERSAL HEALTH SERVICES INC | UHS | Equity |
| UIHC | UNITED INSURANCE HOLDINGS CORPORATION | UIHC | Equity |
| UIS | UNISYS CORPORATION | UIS | Equity |
| UL | Unilever PLC | UL | Equity |
| ULTA | ULTA SALON COSMETICS & FRAGRANCE INC | ULTA | Equity |
| UN | UNILEVER NV | UN | Equity |
| UNFI | UNITED NATURAL FOODS, INC. | UNFI | Equity |
| UNG | UNITED STATES NATURAL GAS | UNG | ETF |
| UNH | UNITEDHEALTH GROUP INCORPORATED | UNH | Equity |
| UNIT | Uniti Group Inc. | UNIT | Equity |
| UNM | Unum Group | UNM | Equity |
| UNP | UNION PACIFIC CORPORATION | UNP | Equity |
| UNT | UNIT CORPORATION | UNT | Equity |
| UNVR | Univar Inc. | UNVR | Equity |
| UPL | Ultra Petroleum Corp. | UPL | Equity |
| UPRO | ProShares Ultrapro S&P 500 | UPRO | ETF |
| UPS | UNITED PARCEL SERVICE, INC. | UPS | Equity |
| URA | Global X Uranium ETF | URA | ETF |
| URBN | URBAN OUTFITTERS INC | URBN | Equity |
| URE | ProShares Ultra Real Estate | URE | ETF |
| URI | UNITED RENTALS, INC. | URI | Equity |
| URTY | ProShares UltraPro Russell2000 | URTY | ETF |
| USAC | USA COMPRESSION PARTNERS, L.P. | USAC | Equity |
| USAT | USA Technologies Inc. | USAT | Equity |
| USB | U.S. BANCORP | USB | Equity |
| USCR | U.S. Concrete, Inc. | USCR | Equity |
| USD | ProShares Ultra Semiconductors | USD | ETF |
| USFD | US Foods Holding Corp. | USFD | Equity |
| USMV | iShares MSCI USA Minimum Volatility | USMV | ETF |
| USNA | USANA Health Sciences, Inc. | USNA | Equity |
| USO | UNITED STATES OIL FUND | USO | ETF |
| UTHR | UNITED THERAPEUTICS CORP | UTHR | Equity |
| UTX | UNITED TECHNOLOGIES CORPORATION | UTX | Equity |
| UUP | POWERSHARES DB US DOLLAR INDEX BULLISH | UUP | ETF |
| UUUU | Energy Fuels Inc. | UUUU | Equity |
| UVE | UNIVERSAL INSURANCE HOLDINGS, INC. | UVE | Equity |
| UVV | UNIVERSAL CORPORATION | UVV | Equity |
| UVXY | PROSHARES ULTRA VIX SHORT-TERM FUT ETF | UVXY | ETF |
| UWM | ProShares Ultra Russell2000 | UWM | ETF |
| UXIN | Uxin Limited | UXIN | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| UYG | ProShares Ultra Financials | UYG | ETF |
| V | VISA INC. | V | Equity |
| VAC | Marriott Vacations Worldwide Corp. | VAC | Equity |
| VALE | VALE S.A. | VALE | Equity |
| VAR | VARIAN MEDICAL SYSTEMS, INC. | VAR | Equity |
| VBLT | Vascular Biogenics Ltd. | VBLT | Equity |
| VBR | Vanguard Small-Cap Value ETF | VBR | ETF |
| VC | Visteon Corp. | VC | Equity |
| VCEL | Vericel Corporation | VCEL | Equity |
| VCRA | Vocera Communications, Inc. | VCRA | Equity |
| VCYT | Veracyte, Inc. | VCYT | Equity |
| VDE | Vanguard Energy ETF | VDE | ETF |
| VEA | Vanguard FTSE Developed Markets ETF | VEA | ETF |
| VEC | Vectrus, Inc. | VEC | Equity |
| VECO | VEECO INSTRUMENTS | VECO | Equity |
| VEEV | VEEVA SYSTEMS INC. | VEEV | Equity |
| VEON | VEON Ltd. | VEON | Equity |
| VER | VEREIT, Inc. | VER | Equity |
| VFC | VF CORPORATION | VFC | Equity |
| VFH | Vanguard Financials ETF | VFH | ETF |
| VG | Vonage Holdings Corporation | VG | Equity |
| VGK | Vanguard FTSE Europe ETF | VGK | ETF |
| VGR | VECTOR GROUP LTD. | VGR | Equity |
| VHC | VIRNETX HOLDING CORP | VHC | Equity |
| VIAB | VIACOM, INC. | VIAB | Equity |
| VIAV | Viavi Solutions Inc. | VIAV | Equity |
| VICR | Vicor Corporation | VICR | Equity |
| VIG | Vanguard Dividend Appreciation ETF | VIG | ETF |
| VIPS | VIPSHOP HOLDINGS LIMITED | VIPS | Equity |
| VIRT | Virtu Financial, Inc. | VIRT | Equity |
| VIV | Telefonica Brasil S.A. | VIV | Equity |
| VIVO | Meridian Bioscience Inc. | VIVO | Equity |
| VIXM | ProShares VIX Mid-Term Futures | VIXM | ETF |
| VIXY | ProShares VIX Short-Term Futures ETF | VIXY | ETF |
| VJET | VOXELJET AG | VJET | Equity |
| VKTX | Viking Therapeutics, Inc. | VKTX | Equity |
| VLO | VALERO ENERGY CORPORATION | VLO | Equity |
| VLRS | Controladora Vuela Compania de | VLRS | Equity |
| VLY | VALLEY NATIONAL BANCORP | VLY | Equity |
| VMC | VULCAN MATERIALS COMPANY | VMC | Equity |
| VMI | Valmont Industries, Inc. | VMI | Equity |
| VMW | VMWARE, INC. | VMW | Equity |
| VNDA | Vanda Pharmaceuticals, Inc. | VNDA | Equity |
| VNET | 21Vianet Group Inc | VNET | Equity |
| VNO | VORNADO REALTY TRUST | VNO | Equity |
| VNOM | Viper Energy Partners LP | VNOM | Equity |
| VNQ | Vanguard REIT ETF | VNQ | ETF |
| VNTR | Venator Materials PLC | VNTR | Equity |
| VOC | Voc Energy Trust | VOC | Equity |
| VOD | VODAFONE GROUP PUBLIC LIMITED COMPANY | VOD | Equity |
| VOE | Vanguard Mid-Cap Value ETF | VOE | ETF |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| VOO | Vanguard S&P 500 ETF | VOO | ETF |
| VOXX | VOXX International Corporation | VOXX | Equity |
| VOYA | VOYA FINANCIAL INC. | VOYA | Equity |
| VRA | Vera Bradley, Inc. | VRA | Equity |
| VRAY | ViewRay, Inc. | VRAY | Equity |
| VREX | Varex Imaging Corporation | VREX | Equity |
| VRNS | Varonis Systems, Inc. | VRNS | Equity |
| VRNT | Verint Systems, Inc. | VRNT | Equity |
| VRSK | Verisk Analytics, Inc. | VRSK | Equity |
| VRSN | VERISIGN, INC. | VRSN | Equity |
| VRTX | VERTEX PHARMACEUTICALS INCORPORATED | VRTX | Equity |
| VSAT | ViaSat, Inc. | VSAT | Equity |
| VSH | VISHAY INTERTECHNOLOGY | VSH | Equity |
| VSI | Vitamin Shoppe Inc. | VSI | Equity |
| VSLR | VIVINT SOLAR, INC. | VSLR | Equity |
| VST | Vistra Energy Corp. | VST | Equity |
| VSTM | Verastem, Inc. | VSTM | Equity |
| VSTO | Vista Outdoor Inc. | VSTO | Equity |
| VT | Vanguard Total World Stock ETF | VT | ETF |
| VTI | Vanguard Total Stock Market ETF | VTI | ETF |
| VTNR | VERTEX ENERGY, INC. | VTNR | Equity |
| VTR | Ventas, Inc. | VTR | Equity |
| VUZI | Vuzix Corporation | VUZI | Equity |
| VVUS | VIVUS INC. | VVUS | Equity |
| VVV | Valvoline Inc. | VVV | Equity |
| VWO | Vanguard MSCI Emerging Markets ETF | VWO | ETF |
| VXUS | Vanguard Total International Stock ETF | VXUS | ETF |
| VXX | iPath Series B S&P 500 VIX Short-Term Futures ETN | VXX | ETF |
| VXZ | iPath Series B S&P 500 VIX Mid-Term Futures ETN | VXZ | ETF |
| VYGR | Voyager Therapeutics, Inc. | VYGR | Equity |
| VYM | Vanguard High Dividend Yield ETF | VYM | ETF |
| VZ | VERIZON COMMUNICATIONS INC. | VZ | Equity |
| W | Wayfair Inc. | W | Equity |
| WAB | Westinghouse Air Brake Technologies Corporation | WAB | Equity |
| WAGE | WageWorks, Inc. | WAGE | Equity |
| WAIR | Wesco Aircraft Holdings, Inc. | WAIR | Equity |
| WAL | Western Alliance Bancorp | WAL | Equity |
| WAT | WATERS CORPORATION | WAT | Equity |
| WATT | Energous Corporation | WATT | Equity |
| WB | WEIBO CORP. (ADR) | WB | Equity |
| WBA | Walgreens Boots Alliance, Inc., | WBA | Equity |
| WBAI | 500.COM LIMITED | WBAI | Equity |
| WBC | WABCO Holdings Inc. | WBC | Equity |
| WBT | Welbilt, Inc. | WBT | Equity |
| WCC | WESCO INTERNATIONAL | WCC | Equity |
| WCG | WELLCARE HEALTH PLAN INC | WCG | Equity |
| WCN | Waste Connections Inc. | WCN | Equity |
| WD | Walker & Dunlop, Inc. | WD | Equity |
| WDAY | Workday, Inc. | WDAY | Equity |
| WDC | WESTERN DIGITAL CORPORATION | WDC | Equity |
| WDR | WADDELL & REED FINANCIAL | WDR | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| WEAT | Teucrium Wheat ETF | WEAT | ETF |
| WEC | WISCONSIN ENERGY CORP. | WEC | Equity |
| WELL | Welltower Inc. | WELL | Equity |
| WEN | The Wendy's Company | WEN | Equity |
| WERN | WERNER ENTERPRISES INC. | WERN | Equity |
| WES | Western Midstream Partners L.P. | WES | Equity |
| WETF | WisdomTree Investments, Inc | WETF | Equity |
| WEX | WEX Inc. | WEX | Equity |
| WFC | WELLS FARGO & COMPANY | WFC | Equity |
| WGO | WINNEBAGO INDUSTRIES, INC | WGO | Equity |
| WH | Wyndham Hotels & Resorts, Inc. | WH | Equity |
| WHR | WHIRLPOOL CORPORATION | WHR | Equity |
| WIFI | Boingo Wireless, Inc. | WIFI | Equity |
| WING | Wingstop Inc. | WING | Equity |
| WIT | WIPRO LTD. | WIT | Equity |
| WIX | WIX.COM LTD. | WIX | Equity |
| WK | Workiva Inc. | WK | Equity |
| WLH | WILLIAM LYON HOMES | WLH | Equity |
| WLK | Westlake Chemical Corp | WLK | Equity |
| WLKP | Westlake Chemical Partners LP | WLKP | Equity |
| WLL | WHITING PETROLEUM CORPORATION | WLL | Equity |
| WLTW | Willis Towers Watson Public Limited Company | WLTW | Equity |
| WM | WASTE MANAGEMENT, INC. | WM | Equity |
| WMB | WILLIAMS COMPANIES, INC. | WMB | Equity |
| WMC | Western Asset Mortgage Capital Corporation | WMC | Equity |
| WMGI | Wright Medical Group N.V. | WMGI | Equity |
| WMS | Advanced Drainage Systems, Inc. | WMS | Equity |
| WMT | WAL-MART INC. | WMT | Equity |
| WNC | WABASH NATIONAL CORP. | WNC | Equity |
| WOR | WORTHINGTON INDUSTRIES,INC. | WOR | Equity |
| WP | Worldpay, Inc. | WP | Equity |
| WPC | W.P. Carey Inc. | WPC | Equity |
| WPG | WASHINGTON PRIME GROUP INC. | WPG | Equity |
| WPM | Wheaton Precious Metals Corporation | WPM | Equity |
| WPP | WPP plc | WPP | Equity |
| WPRT | WESTPORT INNOVATIONS INC. | WPRT | Equity |
| WPX | WPX Energy Inc. | WPX | Equity |
| WRK | WestRock Company | WRK | Equity |
| WRLD | WORLD ACCEPTANCE CORPORATION | WRLD | Equity |
| WSBF | Waterstone Financial, Inc. | WSBF | Equity |
| WSM | WILLIAMS-SONOMA INC | WSM | Equity |
| WSR | Whitestone REIT | WSR | Equity |
| WTFC | Wintrust Financial Corporation | WTFC | Equity |
| WTI | W&T OFFSHORE INC | WTI | Equity |
| WTR | Aqua America Inc. | WTR | Equity |
| WTTR | Select Energy Services, Inc. | WTTR | Equity |
| WU | THE WESTERN UNION COMPANY | WU | Equity |
| WUBA | 58.COM INC. | WUBA | Equity |
| WW | Weight Watchers International, Inc. | WW | Equity |
| WWE | World Wrestling Entertainment Inc | WWE | Equity |
| WWW | WOLVERINE WORLD WIDE INC | WWW | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
|---|---|---|---|
| WY | WEYERHAEUSER COMPANY | WY | Equity |
| WYND | Wyndham Destinations, Inc. | WYND | Equity |
| WYNN | WYNN RESORTS LTD. | WYNN | Equity |
| X | UNITED STATES STEEL CORPORATION | X | Equity |
| XAN | Exantas Capital Corporation | XAN | Equity |
| XBI | SPDR S&P Biotech ETF | XBI | ETF |
| XBIT | XBiotech, Inc. | XBIT | Equity |
| XEC | CIMAREX ENERGY CO. | XEC | Equity |
| XEL | XCEL ENERGY INC | XEL | Equity |
| XENT | Intersect ENT, Inc. | XENT | Equity |
| XES | SPDR S&P Oil & Gas Equipment & Svcs ETF | XES | ETF |
| XHB | SPDR S&P HOMEBUILDERS | XHB | ETF |
| XHR | Xenia Hotels & Resorts, Inc. | XHR | Equity |
| XIN | Xinyuan Real Estate Company LTD | XIN | Equity |
| XLB | MATERIALS SELECT SECTOR SPDR | XLB | ETF |
| XLC | Communication Services Select Sect SPDR ETF | XLC | ETF |
| XLE | ENERGY SELECT SECTOR SPDR | XLE | ETF |
| XLF | FINANCIAL SELECT SECTOR SPDR | XLF | ETF |
| XLI | INDUSTRIAL SELECT SECTOR SPDR | XLI | ETF |
| XLK | TECHNOLOGY SELECT SECTOR SPDR | XLK | ETF |
| XLNX | XILINX INC. | XLNX | Equity |
| XLP | CONSUMER STAPLES SELECT SECTOR SPDR | XLP | ETF |
| XLRE | Real Estate Select Sector SPDR | XLRE | ETF |
| XLRN | ACCELERON PHARMA, INC. | XLRN | Equity |
| XLU | UTILITIES SELECT SECTOR SPDR | XLU | ETF |
| XLV | HEALTH CARE SELECT SECTOR SPDR | XLV | ETF |
| XLY | CONSUMER DISCRETIONARY SELECT SPDR | XLY | ETF |
| XME | SPDR S&P METALS & MINING | XME | ETF |
| XNCR | Xencor, Inc. | XNCR | Equity |
| XNET | Xunlei Limited | XNET | Equity |
| XOG | Extraction Oil & Gas, Inc. | XOG | Equity |
| XOM | EXXON MOBIL CORPORATION | XOM | Equity |
| XON | INTREXON CORPORATION | XON | Equity |
| XONE | THE EXONE COMPANY | XONE | Equity |
| XOP | SPDR S&P OIL & GAS EXPLORATION & PROD | XOP | ETF |
| XPER | Xperi Corporation | XPER | Equity |
| XPO | XPO Logistics, Inc. | XPO | Equity |
| XPP | ProShares Ultra FTSE China 50 | XPP | ETF |
| XRAY | DENTSPLY INTL, INC. | XRAY | Equity |
| XRT | SPDR S&P RETAIL | XRT | ETF |
| XRX | XEROX CORPORATION | XRX | Equity |
| XXII | 22ND CENTURY GROUP, INC. | XXII | Equity |
| XYL | Xylem Inc. | XYL | Equity |
| YANG | Direxion Daily FTSE China Bear 3x Shares | YANG | ETF |
| YCS | ProShares UltraShort Yen | YCS | ETF |
| YELP | YELP, INC. | YELP | Equity |
| YEXT | Yext, Inc. | YEXT | Equity |
| YINN | Direxion Daily China 3X Bull Shares | YINN | ETF |
| YNDX | Yandex NV | YNDX | Equity |
| YPF | YPF S.A. | YPF | Equity |
| YRCW | YRC Worldwide Inc | YRCW | Equity |

| Und Symbol | Company Name | Deriv Symbol | Inst Type |
| --- | --- | --- | --- |
| YRD | Yirendai Ltd. | YRD | Equity |
| YUM | YUM! BRANDS, INC. | YUM | Equity |
| YUMC | Yum China Holdings, Inc. | YUMC | Equity |
| YY | YY INC. | YY | Equity |
| Z | ZILLOW GROUP, INC. | Z | Equity |
| ZAGG | ZAGG Inc | ZAGG | Equity |
| ZAYO | ZAYO GROUP HOLDINGS, INC. | ZAYO | Equity |
| ZBH | Zimmer Bionet Holdings, Inc. | ZBH | Equity |
| ZBIO | ProShares UltraPro Short Nasdaq Biotech | ZBIO | ETF |
| ZBRA | ZEBRA TECHNOLOGIES CORP. | ZBRA | Equity |
| ZEN | ZENDESK, INC. | ZEN | Equity |
| ZEUS | OLYMPIC STEEL INC. | ZEUS | Equity |
| ZFGN | Zafgen, Inc. | ZFGN | Equity |
| ZG | Zillow Group, Inc | ZG | Equity |
| ZGNX | ZOGENIX, INC. | ZGNX | Equity |
| ZION | ZIONS BANCORP | ZION | Equity |
| ZIOP | Ziopharm Oncology, Inc. | ZIOP | Equity |
| ZM | Zoom Video Communications. Inc. | ZM | Equity |
| ZN | Zion Oil & Gas Inc. | ZN | Equity |
| ZNGA | ZYNGA, INC. | ZNGA | Equity |
| ZNH | China Southern Airlines Co. Ltd. | ZNH | Equity |
| ZS | Zscaler, Inc. | ZS | Equity |
| ZSL | ProShares UltraShort Silver (20 shares) | ZSL | ETF |
| ZTO | ZTO Express (Cayman) Inc. | ZTO | Equity |
| ZTS | ZOETIS INC. | ZTS | Equity |
| ZUMZ | ZUMIEZ INC | ZUMZ | Equity |
| ZUO | Zuora, Inc. | ZUO | Equity |
| ZVO | Zovio Inc. | ZVO | Equity |
| ZYNE | Zynerba Pharmaceuticals, Inc. | ZYNE | Equity |